A LETTER FROM THE CEO

I am pleased to provide you with the 2023 Annual Report for FinWise Bancorp. In addition to delivering robust originations, we remained laser-focused on executing our strategic priorities, including investing to further diversify our business model and strengthen our business infrastructure to enhance the Company's long-term growth. Our differentiated business model, coupled with our strong capital and liquidity position and prudent underwriting enabled us to successfully navigate the macro uncertainties and banking sector concerns of the past year with resilience and strategic foresight.

As we forge ahead, we believe we're at a key point in the evolution of our business model, with the potential to enhance the company's long-term earnings power. Our strategic roadmap involves expansion through an integrated banking solutions offering, including the launch of Payments Hub and BIN Sponsorship platforms, while maintaining unwavering attention on our existing lending programs. Guided by our strategic focus and culture, we will exercise patience and discipline as we look to drive long-term sustainable earnings growth.

For the year, our primary business lines performed well. We focused on growth in our Strategic Programs, leveraged our capacity to scale our lending platform, fortified existing partnerships, and cultivated new relationships. Simultaneously, our SBA 7(a) lending group consistently provided affordable funding solutions to business owners, generating attractive results.

We remain particularly proud that our diverse range of federally regulated products, which include both deposit and loan services, continue to provide substantial financing support to small business owners and consumers.

In 2023 we also maintained our commitment to advancing our core initiatives. Specifically, we made strategic hires, including adding a Chief Fintech Officer. Additionally, as part of our overall business evolution, we completed an internal core system conversion to drive operational efficiency and better position us to meet the needs of a growing organization. We also kicked off the development of our Payments Hub and BIN Sponsorship products, with expectations for their operational launch later in 2024.

Our ongoing investment in a strong compliance and risk management infrastructure remains a source of competitive advantage for our business. We believe this focus, which is deeply

Ingrained in our systems, processes, and organizational culture, allows us to continue to provide steadfast support to our fintech lending platforms.

Achievements for 2023

- *Made significant progress in building out our Payments Hub and BIN Sponsorship offerings. Additionally, we completed an internal core system conversion to drive further efficiency.*
- *Grew our balance sheet at a good clip and delivered net income of $17.5 million, or $1.33 per diluted common share.*
- *Posted solid profitability as we generated a return on average assets of 3.5% and a return on average equity of 11.9% for the year ended December 31, 2023.*
- *Increased our total shareholders' equity from $140.5 million to $155.1 million, representing a 26.5% total equity to total assets ratio as of December 31, 2023.*
- *Maintained focus on building our pipeline of Strategic partners, which is yielding solid results.*

Overall, I'm proud of the results we have achieved in 2023 while making meaningful progress in our key new initiatives. I want to thank our team members, partners, loyal customers and shareholders for their continued commitment to FinWise.

I remain incredibly excited about the opportunities that lie ahead and I look forward to your continued support as we embark on the next phase of our growth.

Sincerely,
Kent Landvatter
Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 10-K
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2023
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission file number: 001-40721
FINWISE BANCORP
(Exact Name of Registrant as Specified in its Charter)

Utah	83-0356689
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

756 East Winchester, Suite 100, Murray, Utah	84107
(Address of Principal Executive Offices)	(Zip Code)
(801) 501-7200
(Registrant’s Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	FINW	The NASDAQ Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒
The aggregate market value of the Registrant’s voting and non-voting common equity held by non-affiliates of the Registrant on the last business day of the Registrant’s most recently completed second fiscal quarter was $93.0 million. The Registrant had 12,818,944 shares of common stock, $0.001 par value, outstanding as of March 20, 2024.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant’s proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant’s 2024 Annual Meeting of Stockholders, which will be filed subsequent to the date hereof, are incorporated by reference into Part III of this Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission not later than 120 days following the end of the registrant’s fiscal year ended December 31, 2023.

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FinWise Bancorp

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 10-K (this “Report”) contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current views with respect to, among other things, future events and its financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “projection,” “forecast,” “budget,” “goal,” “target,” “would,” “aim” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry and management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The inclusion of these forward-looking statements should not be regarded as a representation by us or any other person that such expectations, estimates and projections will be achieved. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements, including, but not limited to, the following:
•the success of the financial technology industry, as well as the continued evolution of the regulation of this industry;
•the ability of our Strategic Program or Fintech Banking Solutions service providers to comply with regulatory regimes, and our ability to adequately oversee and monitor our Strategic Program and Fintech Banking Solutions service providers;
•our ability to maintain and grow our relationships with our service providers;
•changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters, including the application of interest rate caps or maximums;
•our ability to keep pace with rapid technological changes in the industry or implement new technology effectively;
•system failure or cybersecurity breaches of our network security;
•potential exposure to fraud, negligence, computer theft and cyber-crime and other disruptions in our computer systems relating to our development and use of new technology platforms;
•our reliance on third-party service providers for core systems support, informational website hosting, internet services, online account opening and other processing services;
•general economic and business conditions, either nationally or in our market areas;
•increased national or regional competition in the financial services industry;
•our ability to measure and manage our credit risk effectively and the potential deterioration of the business and economic conditions in our primary market areas;
•the adequacy of our risk management framework;
•the adequacy of our allowance for credit losses (“ACL”);
•the financial soundness of other financial institutions;

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•new lines of business or new products and services;
•changes in Small Business Administration (“SBA”) rules, regulations and loan products, including specifically the Section 7(a) program or changes to the status of the Bank as an SBA Preferred Lender;
•the value of collateral securing our loans;
•our levels of nonperforming assets;
•losses from loan defaults;
•our ability to protect our intellectual property and the risks we face with respect to claims and litigation initiated against us;
•our ability to implement our growth strategy;
•our ability to continue to launch new products or services successfully;
•the concentration of our lending and depositor relationships through Strategic Programs in the financial technology industry generally;
•interest-rate and liquidity risks:
•the effectiveness of our internal control over financial reporting and our ability to remediate any future material weakness in our internal control over financial reporting;
•dependence on our management team and changes in management composition;
•the sufficiency of our capital;
•compliance with laws and regulations, supervisory actions, the Dodd-Frank Act, capital requirements, the Bank Secrecy Act and other anti-money laundering laws, predatory lending laws, and other statutes and regulations;
•results of examinations of us by our regulators;
•our involvement from time to time in legal proceedings;
•natural disasters and adverse weather, acts of terrorism, pandemics, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control;
•future equity and debt issuances;
•that the anticipated benefits new lines of business that we may enter or investments or acquisitions we may make are not realized within the expected time frame or at all as a result of such things as the strength or weakness of the economy and competitive factors in the areas where the Company and such other businesses operate; and
•other factors that are discussed in the section entitled “Risk Factors,” beginning on page 19.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Report, including those discussed in the section entitled “Risk Factors.” If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this Report, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether because of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence. In addition, we cannot assess the impact of each risk

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and uncertainty on our business or the extent to which any risk or uncertainty, or combination of risks and uncertainties, may cause actual results to differ materially from those contained in any forward-looking statements.
PART I
Item 1.    Business
In this Report, unless we state otherwise or the context otherwise requires, references to “we,” “our,” “us,” “the Company” and “FinWise Bancorp” refer to FinWise Bancorp and its wholly owned subsidiaries, FinWise Bank (which we sometimes refer to as “FinWise Bank,” “FinWise,” “the Bank” or “our Bank,”) and FinWise Investments, LLC. References to “common stock” refer to our voting common stock.
Overview
We are FinWise Bancorp, a Utah bank holding company headquartered in Murray, Utah. We operate through our wholly-owned subsidiary, FinWise Bank, a Utah state-chartered bank. We currently operate one full-service banking location in Sandy, Utah. We are a nationwide lender to consumers and small businesses. We believe that traditional barriers to servicing banking customers have been substantially lowered due to technological advances in the distribution and management of banking products and services. We seek to capitalize on these advances by leveraging strategic relationships, as well as proprietary loan origination systems and data analytics technology, to expand our reach in marketing channels utilized and credit products offered. As a technology-focused bank, we have utilized technology-oriented loan origination platforms in our Strategic Programs, SBA lending, Residential & Owner Occupied Commercial Real Estate, and Equipment Financing business lines. We have also deployed our own in-house technology to deliver loan and deposit solutions to our customers directly and through third parties.
The Company was formed in 2002 and acquired 100% of the stock of Utah Community Bank, a local community bank founded in 1999 focusing on real estate lending in and around the Salt Lake City, Utah MSA. While the Bank is our primary asset we also have a 20% membership interest in BFG, a Connecticut limited liability company, a nationally significant referral source for SBA loans and a legal lending facilitator. As described below, we have a right of first refusal to purchase additional interests in BFG from any selling member along with an option to purchase all of the interests from the remaining members through January 1, 2028. See “Our Relationship with Business Funding Group.”
We originate, sell or hold loans in four main lending areas: (i) nationwide Strategic Programs, (ii) a multi-state SBA 7(a) lending program, (iii) residential and owner occupied commercial real estate lending, and (iv) multi-state equipment financing. We have principally relied on core deposits, including Institutional Deposits, to fund our lending activities but also have used brokered deposits, Health Savings Account (HSA) sourced through a third party, and borrowings when we deem appropriate.
FinWise Bancorp serves as a registered bank holding company with respect to the Bank, subject to regulation and examination by the Utah Department of Financial Institutions (“UDFI”) and the Federal Reserve Board. FinWise Bancorp currently does not engage in any material business activity other than those relating to owning all of the capital stock of FinWise Bank.
Our Relationship with Business Funding Group
BFG is a nationally significant referral source of small business loans. Included in these loans are SBA loans to be funded by financial institutions and other SBA lenders. BFG works alongside a network of over 50 banks to refer business loans to small, independent businesses across various industries. Our relationship with BFG is an important component of our diversification strategy. Since the launch of our SBA lending program in 2014, BFG has been the primary source of SBA loan referrals for the Bank. In consideration of marketing and referral services provided to the Bank, BFG receives a fee for SBA loans referred to the Bank that are closed and funded by the Bank. The fees on each SBA loan referred to the Bank by BFG are determined on a loan-by-loan basis and based on the amount and terms of the principal SBA loan. The

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methodology for determining such fees has been substantially consistent since 2019. Such fees are disclosed on SBA Form 159 and filed with SBA for each funded loan.
Between March 2018 and July 2018, in exchange for cash proceeds, we sold 1,476,090 shares representing approximately 23.4% of our issued and outstanding common stock at the time of such sale to four individuals associated with BFG and one individual not associated with BFG pursuant to change in control applications filed with the Federal Reserve Bank and UDFI. The Federal Reserve Bank determined that these five individuals were acting in concert, but that the shares purchased by the five individuals were not attributable to BFG for purposes of the Bank Holding Company Act of 1956, as amended.
In December of 2019, we acquired directly from four of the five individuals who acquired our shares in 2018, a 10% ownership interest in BFG in exchange for 950,784 newly issued shares of our common stock, representing 10.9% of the Company’s outstanding common stock at the time of purchase. The UDFI approved the acquisition of the additional shares of our common stock in the exchange by the four individuals and the Federal Reserve Bank did not object, provided that no individual owns more than 9.9% of our issued and outstanding common stock (as calculated in accordance with the rules and regulations of the Federal Reserve Bank).
To strengthen our relationship with BFG, we negotiated a right of first refusal and an option to acquire 100% of BFG. Subject to the terms of that certain Right of First Refusal and Option Agreement, dated as of March 31, 2020, we were granted an option to acquire all of the ownership interests in BFG at any time from January 1, 2021, to January 1, 2028, at an earnings multiple of 10 to 15 times BFG’s net profit based on the fiscal year ended immediately prior to the exercise of the option. In addition, we have a right of first refusal, prior to our exercise of our option, to acquire any ownership interests that any individual owner of BFG wishes to sell. As consideration for the right of first refusal and option, we issued warrants to each BFG member (other than the Company) with the right to acquire shares of our common stock on a pro rata basis according to each such person’s percentage ownership in BFG, not exceeding an aggregate of 270,000 shares, at an exercise price of $6.67 per share. Unless otherwise exercised, the warrants will expire on March 31, 2028. Other than the Right of First Refusal and Option Agreement and the Standstill Agreement, there are no other agreements between us and BFG or among our respective shareholders.
On July 25, 2023, the Company entered into a Membership Purchase Agreement, as amended (the "Purchase Agreement") with BFG and four members of BFG ("Sellers"). Pursuant to the Purchase Agreement, the Company acquired an additional 10% non-voting ownership interest in BFG (the "Transaction"). On February 5, 2024, the Transaction was consummated and the Company issued in the aggregate 339,176 shares of Common Stock of the Company, par value $0.001 per share, in a private placement to the Sellers in exchange for their 10% aggregate non-voting ownership interest in BFG When combined with the Company’s existing 5.3% non-voting ownership interest and 4.7% voting ownership interest in BFG, the Company has a 20% ownership interest in BFG comprising a 4.7% voting ownership and a 15.3% nonvoting ownership interest.
BFG is not an affiliate of the Bank as defined under the Federal Reserve Act and Regulation W promulgated thereunder. Accordingly, we are not subject to restrictions imposed by Regulation W with respect to transactions with BFG, and we are not aware of any other regulatory restrictions on the business relationship between the Bank and BFG.
Lending Activities
Overview. We maintain a diversified loan portfolio in terms of the types of loan products it contains and customer characteristics, with a focus on individual consumers and small businesses.

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The following table presents the composition of our loan held for investment portfolio by lending program, as of December 31, 2023:

($ in thousands)	Total Loans	% of Loans in Category of Total Loans
SBA	$ 239,922	64.5%
Commercial leases	38,110	10.2%
Commercial, non-real estate	2,457	0.7%
Residential real estate	38,123	10.2%
Strategic Program loans	19,408	5.2%
Commercial real estate:
Owner occupied	20,798	5.6%
Non-owner occupied	2,025	0.5%
Consumer	11,372	3.1%
Total	$ 372,215	100.0%
Note: SBA loans in the table above include $131.7 million of SBA 7(a) loan balances that are guaranteed by the SBA.
SBA 7(a) Loans. Since 2014, we have utilized relationships with third parties (primarily BFG) to originate loans partially guaranteed by the SBA, to small businesses and professionals. Once originated, we will either retain the loans or sell the SBA-guaranteed portion (generally 75% of the principal balance) of the loans we originate at a premium in the secondary market while retaining all servicing rights and the unguaranteed portion. Loan terms generally range from 120 to 300 months and interest rates generally range from the prime rate plus 200 basis points to the prime rate plus 275 basis points, as adjusted quarterly. During the year ended December 31, 2023, we originated approximately $122.9 million in SBA 7(a) loans and held approximately $239.9 million of SBA 7(a) loans on our balance sheet as of December 31, 2023 of which $131.7 million was guaranteed by the SBA and $108.2 million was unguaranteed. As of December 31, 2023, our loan portfolio is comprised of 29.1% in unguaranteed portions of SBA 7(a) loans and 35.4% in guaranteed portions of SBA 7(a) loans.
The SBA’s 7(a) program provides 75%, 85% and 90% guarantees for eligible SBA 7(a) loans. The maximum 7(a) loan amount is $5 million. The guaranty is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper closing and servicing by the lender.
Our existing SBA 7(a) lending program is supported by referrals from BFG and others. BFG refers SBA loan applicants to the Bank for review and consideration. Only the Bank in its sole capacity has the authority to approve SBA loan applications. In all circumstances, the Bank has the right to decline an SBA loan referred by BFG that is deemed not to meet its credit standards. The Bank in its sole capacity has the discretion to determine whether to sell or retain the guaranteed portion of any or all SBA loans it funds. Fees are not paid based on the secondary market premium received or the amount sold.
Strategic Programs. We have established Strategic Programs with various third-party consumer and commercial loan origination platforms that use technology to streamline the origination of consumer and small commercial loans. We currently have twelve Strategic Program relationships. The terms of our Strategic Programs generally require each Strategic Program platform to establish a reserve deposit account with the Bank or another financial institution, intended to protect the Bank in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. This amount is usually set at a 1:1 ratio but may be restructured in certain circumstances as the relationship seasons or if the Strategic Program platform is an established company. Collateral may include deposits held at the Bank, at another institution where the Bank has control of the account or a combination of deposits and other vehicles such as letters of credit. Our Strategic Programs also cover a wide range of borrower credit profiles, loan terms and interest rates. Loan terms range from 1 month to 72 months. Interest rates currently range from 8% to 160%. During the year ended

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December 31, 2023, we originated approximately $4.1 billion in Strategic Program loans and had approximately $19.4 million in Strategic Program loans held for investment on our balance sheet at December 31, 2023. Business checking and money market demand accounts associated with Strategic Program relationships held balances of approximately $68.1 million (including $29.8 million held as collateral) as of December 31, 2023. As of December 31, 2023, our Strategic Program held-for-investment loans comprised of 5.2% of the Bank’s loan portfolio.
Residential and Commercial Real Estate Loans. We operate a single branch location in Sandy, Utah. From this branch, we offer commercial and consumer banking services throughout the greater Salt Lake City, Utah MSA. These products are delivered using a high-touch service, relationship banking approach. The majority of the lending product consists of residential non-speculative construction loans which generate both non-interest income and interest income. Construction loan terms generally range from 9 to 12 months and interest rates currently range from the prime rate to the prime rate plus 200 basis points. All the loans generated through this branch are held on our balance sheet. As of December 31, 2023, our branch-based banking operations consisted of approximately $68.9 million in loans (including approximately $60.9 million of residential and commercial real estate loans).
Primarily, our loans secured by real estate are made to established builders to construct residential properties, loans to developers of commercial real estate investment properties and residential developments and loans to individual consumers for construction of single-family homes in our market areas. Our commercial real estate loans primarily include owner-occupied and investment real estate deeds of trust. We also make loans for the acquisition of undeveloped land. As of December 31, 2023, our residential real estate loans comprised 10.2% of the Bank’s loans held for investment portfolio, and our commercial real estate loans comprised 6.1% of the Bank’s loans held for investment portfolio. The majority of our commercial real estate loans are owner occupied commercial real estate loans which comprise 5.6% of the Bank's loans held for investment portfolio. Construction loans are typically disbursed as construction progresses and carry variable interest rates. Our construction and development loans typically have terms that range from six months to nine months but may be extended depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period and mature at the completion of construction.
Commercial Leases. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow (when applicable) and tertiary is the sale of collateral pledged. These leases are generally secured by liens on business assets. Historically, we have retained these leases on our balance sheet for investment. As of December 31, 2023, our commercial leases comprised 10.2% of the Bank’s loans held for investment portfolio.
Commercial Non-Real Estate Loans. Commercial non-real estate includes loans made to commercial enterprises that are not secured by real estate. Any loan, line of credit, or letter of credit (including any unfunded commitments), and any interest the Bank obtains in such loans made by another lender, to individuals, sole proprietorships, partnerships, corporations, or other business enterprises for commercial, industrial, agricultural, or professional purposes, but not for personal expenditure purposes are included in this category. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow (when applicable) and tertiary is the sale of collateral pledged. These loans are generally secured by liens on business assets. Historically, we have retained these loans on our balance sheet for investment. As of December 31, 2023, our commercial non-real estate loans comprised 0.7% of the Bank’s loans held for investment portfolio.
Consumer Loans. Consumer loans consist primarily of loans originated through our Point of Sale ("POS") program. Since 2011, the Bank has offered collateralized and uncollateralized loans without prepayment penalties to finance the purchase of retail goods and services. Loan applications are submitted at the point-of-sale through an online portal. Historically, all of the loans originated through our POS lending program have been held on our balance sheet. We target super prime (FICO score of 720 and higher), prime (FICO score of 661 through 719) and near-prime (FICO score of 640 through 660) borrowers. Loan terms are generally 60 months and interest rates current range from 7.0% to 14.5%. We utilize a high degree of automation in this program and track loan applications, analyze credit and approve loans by deploying a combination of internal and “off-the-shelf” technology solutions. The majority of the approximately $11.4 million in

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consumer loans outstanding as of December 31, 2023, that were not generated through our Strategic Programs were originated in connection with our POS lending program. During the year ended December 31, 2023, we originated approximately $8.4 million in POS loans and held approximately $9.7 million of POS loans on our balance sheet as of December 31, 2023. As of December 31, 2023, our consumer loans comprised 3.1% of the Bank’s total loans held for investment portfolio.
Strategic Program Loans Held For Sale. The majority of originations of Strategic Program loans are not maintained by the Company as loans held for investment. We have selectively retained a portion of the Strategic Program loans or receivables based on the capacity and risk appetite of the Bank with the majority of Strategic Program originations being sold to investors. At December 31, 2023, the Company had $47.5 million in Strategic Program loans held-for-sale.
Credit Administration and Loan Review
We maintain asset quality through an emphasis on market knowledge, long-term customer relationships, analysis of data, consistent and thorough underwriting for all loans, surveillance and monitoring of our loan portfolio and a risk-based credit culture. We seek to maintain a broadly diversified loan portfolio in terms of type of loan product, credit demographic, geographic area and in respect of our commercial customers, the industries in which they are engaged. We control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a loan, and our loan policies establish the basic guidelines governing our lending operations.
Underwriting. In evaluating credit, we use both judgmental and statistically based approaches, depending on the specific credit product.
In taking the judgmental approach, we evaluate each potential loan relationship and adhere to a disciplined underwriting evaluation process that includes the following:
•understanding the customer’s financial condition and ability to repay the loan;
•evaluating management performance and expertise and industry experience;
•verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;
•observing appropriate loan-to-value guidelines for collateral secured loans;
•maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower and type of collateral; and
•ensuring that each loan is properly documented with perfected liens on collateral.
In taking the statistical approach, we rely on data and automation to inform our credit decision-making. We create standardized underwriting criteria that are uniformly and consistently applied to each product. When originating with a third party, we review and approve the credit approval models prior to the launch of the lending program. These models are also periodically validated by independent third parties in accordance with regulatory guidance. For retained portfolios, we conduct vintage analyses to ensure credit is performing as expected.
Loan Approval Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors and management. We have established several levels of lending authority that have been delegated by the board of directors to our loan committee and other personnel in accordance with our loan policy. The thresholds associated with lending authorities vary by loan product. Our loan committee is comprised of our Chief Executive Officer, our President, our Chief Credit Officer, our Chief Financial Officer, certain other members of management and select senior loan officers, which is primarily responsible for day-to-day implementation and oversight of our loan approval procedures. The levels of lending authority are periodically

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reviewed by the Bank’s board of directors. Authority limits are based on the total exposure of the borrower, the loan product, and are conditioned on the loan conforming to the standards contained in the loan policy. Any loan policy exceptions are appropriately monitored and fully disclosed to the approving authority. We believe that our credit approval process provides for thorough underwriting and efficient decision making.
Ongoing Credit Risk Management. In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for credit exposures. Individual loan reviews encompass a loan’s payment status and history, current and projected paying capacity of the borrower and/or guarantor(s), current condition and estimated value of any collateral, sufficiency of credit and collateral documentation, and compliance with Bank and regulatory lending standards. We record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio. Once a loan is identified as a problem loan or a loan requiring a workout, the Bank makes an evaluation and develops a plan for handling the loan. In developing such a plan, management reviews all relevant information from the loan file and any loan review reports. We have a conversation with the borrower and update current and projected financial information (including borrower global cash flows when possible) and collateral valuation estimates. Following analysis of all available relevant information, management adopts an action plan from the following alternatives: (a) continuation of loan collection efforts on their existing terms, (b) a restructure of the loan’s terms, (c) a sale of the loan, (d) a charge-off or partial charge-off, (e) foreclosure on pledged collateral, or (f) acceptance of a deed in lieu of foreclosure. For loans originated through our Strategic Program, the Bank does not currently grade individual loans held-for-investment due to their small balances and homogenous nature. As credit quality for Strategic Program loans have been highly correlated with delinquency levels, Strategic Program loans are evaluated collectively by program. Pursuant to our credit policy, our loan committee is required to consider loan grade updates at our quarterly meetings
Our loan committee and board members are updated on a regular basis on all servicing and liquidation efforts. We believe such routine and recurring discussions amongst our loan committee members and board of directors help prevent oversight errors that may occur in improperly managed loan portfolios.
The Bank analyzes each loan application in a reasonable manner, consistent with prudent lending standards. Additional factors considered during underwriting include, but are not limited to:
•whether the applicant has any other loans(s) (including through the PPP, SBA EIDL, other stimulus financing) that have repayment or contingent repayment requirements which could impact cash flow;
•for individual applicants, whether his or her source of income has been or may be impacted;
•whether historical financial information can be reasonably relied upon based on current market conditions; and
•the impact current market conditions have on collateral adequacy.
Credit Concentrations. We actively monitor and manage the composition of our loan portfolio, including credit concentrations. Our credit policies establish concentration limits by loan product to manage portfolio diversification. The Bank’s concentration management program couples quantitative data with a thorough qualitative approach to provide an in-depth understanding of its loan portfolio concentrations. The Bank’s portfolio analysis includes concentration trends by portfolio product type, overall growth trends, pool correlations, risk rating trends, policy and/or underwriting exceptions, nonperforming asset trends, stress testing, market and submarket analysis and changing economic conditions. The portfolio concentration limits set forth in the Bank’s lending and collection policies are reviewed and approved by the Bank’s board of directors at least annually. Concentration levels are monitored by management and reported to the Bank’s board of directors on a quarterly basis.
Lending Limits
Our lending activities are subject to a variety of lending limits imposed by state and federal law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank’s capital level as dictated by the State of

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Utah. The dollar amounts of the Bank’s lending limit increases or decreases as the Bank’s capital increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows it to better manage the risk and exposure involved with larger loans and to meet the lending needs of its customers requiring extensions of credit in excess of Bank or regulatory limits. The Bank’s legal lending limit on loans to a single borrower was approximately $20.2 million as of December 31, 2023.
Strategic Programs
Overview. We currently source most of our loan originations through our Strategic Programs. Our Strategic Programs include a broad array of products for both prime and subprime borrowers including both consumer and commercial loans that may be secured or unsecured, and open- or closed-end products, depending on the particular market targeted by the Bank and the specific Strategic Program service provider. Minimum and maximum loan amounts range from $500 to $2.0 million and loan terms range from 6 to 72 months.
The Bank’s current Strategic Program service providers include OppFi, Reach Financial (formerly Liberty Lending), LendingPoint, American First Finance, Elevate, Upstart, Mulligan Funding, Great American Finance, Edly, Empower, Stride, and Earnest. From time to time, we expect the number and composition of our Strategic Program service providers to change as the business develops, contract terms expire or agreements with service providers are otherwise terminated. The Bank has engaged with other Strategic Program service providers since we established our first Strategic Program in 2016 and we may enter into Strategic Programs with other service providers in the future.
Selection and Oversight. We select service providers for our Strategic Programs applying third party guidance promulgated by the FDIC, including comprehensive onboarding due diligence covering strategic, operational, transaction, compliance, credit and other risks, and evaluating any potential reputational impact. Furthermore, the Bank conducts extensive ongoing oversight and monitoring of the Strategic Program service providers in accordance with regulatory requirements and as augmented by Bank policies and the Bank’s compliance management systems developed for its oversight of the Strategic Program service providers.
Our oversight also impacts our decision to retain loans with Strategic Program service providers because the Bank may choose not to retain any loans or interest until the Strategic Program service provider has satisfied certain audit requirements of the Bank. We seek service providers that offer credit products focused on amortizing loans to borrowers with a demonstrated ability to repay and that are priced appropriately to the credit profile of the borrower (including credit history). Further, we seek service providers that instill our values of moving a customer forward. This is characterized by high customer service standards and an emphasis on regulatory compliance and consumer protections that may not be afforded these customers through a non-bank product.
Structure. In structuring a Strategic Program, the Bank and the Strategic Program service provider generally review and agree upon a set of program guidelines established by the Bank and tailored to accommodate target borrowers within the Strategic Program. We require the Strategic Program service providers to adhere to specific Bank underwriting criteria to originate loans to ensure that the borrowers are solicited and serviced in accordance with all applicable laws and regulatory requirements. The guidelines set forth various loan approval considerations, including but not limited to the borrower’s name, credit score, and other underwriting criteria. Loan applications are processed by the Strategic Program service provider in accordance with the Bank’s guidelines and delivered to the Bank for approval. Loan applications generally involve automated loan decisions by use of credit models, and decisions are typically rendered instantly after the submission of the loan application to the Bank. No loan is approved unless the Bank reviews and approves the borrower’s application. Borrowers to whom we originate loans through our Strategic Programs generally include consumers considered super prime (FICO score of 720 and higher), prime (FICO score of 661 through 719), near prime (FICO score of 640 through 660) and subprime (FICO score of 660 and below), as well as consumers that lack a credit history as reported through one of the three credit bureaus. The application and approval process is generally performed electronically although some are underwritten manually. Each loan originated by the Bank complies with applicable federal and state laws that apply to the Bank. As indicated, the Bank treats our Strategic Program service providers as its vendors and subjects the service providers to the requirements of the FDIC for vendor and third-party management.

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We typically retain Strategic Program loans for a number of business days after origination during which the Bank generally receives interest income related to the loans. Following this retention period, the Bank may sell either a portion of the loan or the whole loan to a special purpose investment vehicle or other investor as identified by us or our Strategic Program service providers. Such purchase transactions typically require the purchaser to maintain a reserve account with the Bank or another financial institution to secure the purchaser’s contractual obligations to purchase. Some of our Strategic Program service providers may also securitize the loans originated through the program and the Bank may choose to participate in such securitizations for liquidity reasons. The Bank may also hold a portion of the loans or receivables for investment. Our retention parameters vary among different Strategic Programs. The Bank’s retention obligations may be discretionary with respect to some Strategic Programs. In other Strategic Programs, the Bank may choose not to retain any loans or interest until the Strategic Program service provider has satisfied certain audit requirements of the Bank.
Fees and Other Economics. The Bank may earn fees on its Strategic Programs as delineated in each Strategic Program contract and may vary by contract. Service providers may also be required to pay minimum monthly fees to the Bank or reimburse the Bank for certain agreed-upon expenses. Some Strategic Programs require the service provider pay a fee to the Bank if it enters into a similar strategic relationship with another bank or financial institution.
On October 13, 2021, we formed FinWise Investments, LLC, a limited liability company, as a wholly owned subsidiary of the Company to hold and manage private investments made by the Company and the Bank. The Company currently holds and, in the future, may acquire equity in certain of our Strategic Program service providers through this subsidiary. As of December 31, 2023, and 2022, this subsidiary holds $0.3 million and $0.3 million, respectively, of equity securities of two Strategic Program service providers.
Servicing. The Bank generally services the loans originated through the Strategic Programs in consideration of servicing fees equal to a percentage of the loans generated under the Strategic Program. In turn, the Strategic Program service providers, subject to the Bank’s approval and oversight, serve as sub-servicer and perform typical primary servicing duties including loan collections, modifications, charging-off, reporting and monitoring.
Funding and Deposits
Our deposits serve as the primary funding source for lending, investing and other general banking purposes. We provide a full range of deposit products, including a variety of checking and savings accounts, time deposits, and money market accounts. We also provide a wide range of deposit services, including debit cards, remote deposit capture, online banking, mobile banking, and direct deposit services. We also offer business accounts and cash management services, including business checking and savings accounts and treasury services. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing.
We use a diversified funding strategy with an emphasis on core deposits from our branch operations, deposits originated through SBA 7(a) lending programs and Strategic Programs, coupled with brokered deposits and borrowings as needed. A meaningful portion of our core deposits include funds deposited through our Strategic Programs, to support reserve requirements. The terms of our Strategic Programs generally require each Strategic Program platform to establish a reserve deposit account with the Bank, intended to protect the Bank in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. The reserve deposit account balance is typically required to at least equal the total outstanding balance of loans held-for-sale by the Bank related to the Strategic Program. The Bank has the right to withdraw amounts from the reserve deposit account to fulfill loan purchaser obligations created under the Strategic Program agreements. Depending on the strength of the relationship between the Bank and our Strategic Program relationship, we may reduce the required amount of reserve deposits held and/or allow a portion of the requirement to be fulfilled by a letter of credit. In addition to the reserve deposit account, certain Strategic Program relationships have opened operating deposit accounts at the Bank.
Our core deposits, as of December 31, 2023, constituted 42.6% of our funding sources (our core deposits comprise the sum of demand deposits, HSA demand deposits sourced through Lively, Inc., NOW accounts, MMDA accounts, savings accounts, and time deposits under $250,000 that are not brokered deposits).

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Securities Portfolio
We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Our investments were approximately $15.4 million as of December 31, 2023. Specific objectives of our investment policy and portfolio are as follows:
•Ensure the Safety of Principal—Bank investments are generally limited to investment-grade instruments that fully comply with all applicable regulatory guidelines and limitations. Allowable non-investment-grade instruments must be approved by the board of directors.
•Income Generation—The Bank’s investment portfolio is managed to maximize income on invested funds in a manner that is consistent with the Bank’s overall financial goals and risk considerations.
•Provide Liquidity—The Bank’s investment portfolio is managed to remain sufficiently liquid to meet anticipated funding demands either through declines in deposits and/or increases in loan demand.
•Mitigate Interest Rate Risk—Portfolio strategies are used to assist the Bank in managing its overall interest rate sensitivity position in accordance with goals and objectives approved by our board of directors.
Our investment policy is reviewed and approved annually by our board of directors. Overall investment objectives are established by our board through our investment policy and monitored through our asset-liability management committee. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our Chief Financial Officer. We actively monitor our investments on an ongoing basis to identify any material changes in our mix of securities. We also review our securities for potential impairment (other-than-temporary impairments) at least quarterly.
Competition
The banking and financial services industry is highly-competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks, credit unions, and non-bank financial service providers such as financial technology companies and other financial intermediaries for certain of our products and services. Some of our competitors are not currently subject to the regulatory restrictions and the level of regulatory supervision applicable to us.
Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations.
Other important standard competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated banking products and services through multiple channels. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our banking product suite, our high-quality customer service culture, our strategic relationships with third parties, our positive reputation and long-standing relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.
Human Capital Resources
As of December 31, 2023, we employed 162 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or are a party to a collective bargaining agreement. We believe the relationship with our employees to be good.
We believe that the success of a business is largely due to the quality of its employees and the development of each employee’s full potential. We encourage and support the development of our employees and, whenever possible, strive to

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fill vacancies from within. Employee retention helps us operate efficiently and achieve our business objectives. We also believe our ability to attract and retain employees is a key to our success. Accordingly, we strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas.
Supervision and Regulation
General
We are extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage, and fiduciary activities. They also impose capital adequacy requirements and conditions on a bank holding company’s ability to pay dividends to its shareholders, to repurchase stock or to receive dividends from its subsidiary banks. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve and the UDFI. We are required to file with the Federal Reserve quarterly and annual reports and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve conducts examinations of the Company and its subsidiaries. In addition, as a Utah state-chartered bank that is not a member of the Federal Reserve, the Bank is subject to primary regulation, supervision, and examination by the FDIC and the UDFI. The Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund (“DIF”). Based on this deposit insurance function, the FDIC also has certain supervisory authority and powers over the Bank as well as all other FDIC insured institutions. Both the UDFI and the FDIC conduct routine examinations of the Bank. The Company’s and the Bank’s regulators generally have broad discretion to impose restrictions and limitations on our operations. Bank regulation is intended to protect depositors, consumers, and commercial customers, and not shareholders. This supervisory framework could materially impact the conduct and profitability of our activities.
To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of applicable statutory and regulatory provisions. Legislative and regulatory initiatives, which necessarily impact the regulation of the financial services industry, are introduced from time-to-time. We cannot predict whether or when potential legislation or new regulations will be enacted, and if enacted, the effect that new legislation or any implemented regulations and supervisory policies would have on our financial condition and results of operations. Moreover, bank regulatory agencies can be more aggressive in responding to concerns and trends identified in examinations, which could result in an increased issuance of enforcement actions to financial institutions requiring action to address credit quality, liquidity, risk management, and capital adequacy, as well as other safety and soundness concerns.
Regulation of FinWise Bancorp
We are registered as a bank holding company under the BHC Act and are subject to regulation and supervision by the Federal Reserve. The BHC Act, and the regulations promulgated by the Federal Reserve thereunder, require us to secure the prior approval of the Federal Reserve before we own or control, directly or indirectly, more than 5% of the voting shares or substantially all the assets of any bank, thrift, bank holding company or thrift holding company, or merge or consolidate with another bank or thrift holding company. Further, under the BHC Act, our activities and those of any nonbank subsidiary are limited to: (i) those activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident thereto, and (ii) investments in companies not engaged in activities closely related to banking, subject to quantitative limitations on the value of such investments. Prior approval of the Federal Reserve may be required before engaging in certain activities. In making such determinations, the Federal Reserve is required to weigh the expected benefits to the public, such as greater convenience, increased competition, and gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company, such as the Company.

Certain acquisitions of our voting stock may be subject to regulatory approval or notice under federal law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of our stock in excess of the amount that can be acquired without regulatory approval under the Change in Bank Control Act and the BHC Act, which prohibit any

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person or company from acquiring control of the Company without, in most cases, the prior written approval of the Federal Reserve. We are also subject to the regulation of the UDFI. Under Utah Code Ann. § 7-1-503, we are prohibited from issuing or offering to sell any security without approval from the UDFI.

The BHC Act was substantially amended by the Gramm-Leach-Bliley Act, or the GLBA, which, among other things, allows a bank holding company that satisfies certain criteria to elect to become a financial holding company, which would allow such company to engage in activities that are financial in nature, incidental to such activities, or complementary to such activities. We have not elected financial holding company status.

There are several restrictions imposed on us by law and regulatory policy that are designed to minimize potential loss to depositors and to the DIF in the event that a subsidiary depository institution should become insolvent. For example, the Federal Deposit Insurance Act (the “FDIA”) and Federal Reserve regulations require a bank holding company to serve as a source of financial and managerial strength to its bank subsidiaries. As a result, a bank holding company may be expected to commit resources to support its bank subsidiary, including at times when the holding company may not be inclined or in a financial position to provide it. The Federal Reserve also has the authority under the BHC Act to require a bank holding company to terminate any activity or to relinquish control of a nonbank subsidiary upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

The FDIA provides that, in the event of the “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as a subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution, such as the Bank, fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the institution’s holding company, with respect to any extensions of credit they have made to such insured depository institution.

The ability of any bank holding company to acquire another bank holding company or bank is also significantly impacted by discretionary decisions of federal regulators, including political appointees, as to whether any proposed merger would be consistent with national financial institutions policies. Such views may have an impact on the ability of any bank holding company to complete a merger transaction as an acquiror, a target, or in a “merger of equals.

Regulation of FinWise Bank
The Bank is a Utah state-chartered bank and the operations and investments of our Bank are subject to the supervision, examination, and reporting requirements of the UDFI and the FDIC. The UDFI supervises and regulates all areas of the Bank’s operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank’s corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The FDIC is the Bank’s primary federal regulatory agency. In addition, the Bank’s deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over the Bank.
The UDFI and the FDIC periodically examine the Bank’s operations and financial condition and compliance with federal consumer-protection laws. If, based on an examination of our Bank, the regulators should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank’s operations are unsatisfactory or that the Bank or our management is violating or has violated any law or regulation, various remedies are available to the regulators. Such remedies include the power to enjoin unsafe or unsound practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict growth, to assess civil monetary penalties, to remove officers and directors and ultimately to request the FDIC to terminate the Bank’s deposit insurance. As a Utah state-chartered bank, the Bank is authorized by statute, subject to certain limitations, to take and pay interest on, savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and

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commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of the Bank’s customers. Various state consumer laws and regulations also affect the operations of the Bank, including state usury laws, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, generally prohibits insured state-chartered institutions from conducting activities as principal that are not permitted for national banks.
Utah-chartered banks are required to pay supervisory assessments to the UDFI to fund its operations. The amount of the assessment paid by a Utah bank to the UDFI is calculated on an annual basis based on our average total assets for the prior year. During the year ended December 31, 2023, the Bank paid a de minimis assessment to the UDFI.
Capital Adequacy Guidelines
Bank holding companies and banks are subject to various regulatory capital requirements administered by state and federal agencies. These agencies may establish higher minimum requirements if, for example, a banking organization previously has received special attention or has a high susceptibility to interest rate risk. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items. Under the Dodd-Frank Act, the Federal Reserve must apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. The current requirements, which began to take effect in 2015, are based on the international Basel III capital framework.

On November 13, 2019, the federal regulators finalized and adopted a regulatory capital rule establishing a new community bank leverage ratio (“CBLR”), which became effective on January 1, 2020. Eligibility criteria to utilize CBLR instead of the Basel III risk-based capital ratios include having total assets less than $10 billion and off-balance sheet exposures that were less than 25% of total assets, among others. The Company and the Bank qualified for and elected to use CBLR beginning in the first quarter of 2020.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution. In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

See “Part II, Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 7, Capital Standards” for additional regulatory capital information, including the Bank’s and Company’s Leverage Ratio as of December 31, 2023.
Safety and Soundness Standards
The federal banking agencies have adopted guidelines designed to assist the federal banking agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) asset growth; (v) earnings; and (vi) compensation, fees and benefits.

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In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets; (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses; (iii) compare problem asset totals to capital; (iv) take appropriate corrective action to resolve problem assets; (v) consider the size and potential risks of material asset concentrations; and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk.
Transactions with Affiliates and Insiders
We are subject to federal laws, such as Sections 23A and 23B of the Federal Reserve Act (the “FRA”), and the Federal Reserve’s implementing Regulation W, as made applicable to state non-member banks such as the Bank by Section 18(j) of the FDIA, that limit the size, number and terms of the transactions that depository institutions may engage in with their affiliates. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Under these provisions, covered transactions by a bank with nonbank affiliates (such as loans to or investments in an affiliate by the bank) must be on arms-length terms and generally be limited to 10% of the bank’s capital and surplus for all covered transactions with any one affiliate, and 20% of capital and surplus for all covered transactions with all affiliates. Any extensions of credit to affiliates, with limited exceptions, must be secured by eligible collateral in specified amounts. Banks are also prohibited from purchasing any “low quality” assets from an affiliate. The Dodd-Frank Act generally enhanced the restrictions on transactions with affiliates under
Section 23A and 23B of the FRA, including an expansion of the definition of “covered transactions” to include derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions and an increase in the period of time during which collateral requirements regarding covered credit transactions must be satisfied. The Federal Reserve has promulgated Regulation W, which codifies prior interpretations under Sections 23A and 23B of the FRA and provides interpretive guidance with respect to affiliate transactions. Affiliates of a bank include, among other entities, a bank’s bank holding company parent and companies that are under common control with the bank. Accordingly, the Company is considered to be an affiliate of the Bank.
We are also subject to restrictions on extensions of credit to our executive officers, directors, shareholders who own more than 10% of our common stock, and their related interests. Specifically, loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of the Bank, or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% stockholders or which is controlled by those executive officers, directors or 10% stockholders, are subject to Sections 22(g) and 22(h) of the FRA and the Federal Reserve’s implementing Regulation O. Among other things, such extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and must not involve more than the normal risk of repayment or present other unfavorable features. Loans to such persons and certain affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the institution’s loans-to-one-borrower limit. Federal regulations also prohibit loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and shareholders who own more than 10% of an institution, and their respective affiliates, unless such loans are approved in advance by a majority of the board of directors of the institution. Any “interested” director may not participate in the voting. Regulation O prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank’s unimpaired capital and unimpaired surplus. Section 22(g) and Regulation O identifies limited circumstances in which banks are permitted to extend credit to executive officers. Furthermore, we are prohibited from engaging in asset purchases or sales transactions with our officers, directors, or

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principal shareowners unless the transaction is on market terms and, if the transaction represents greater than 10% of the capital and surplus of the bank, a majority of the bank’s disinterested directors has approved the transaction.
Incentive Compensation
Federal banking agencies have issued guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that appropriately balance risk and rewards in a manner that does not encourage imprudent risk taking, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. In accordance with the Dodd-Frank Act, the federal banking agencies prohibit incentive-based compensation arrangements that encourage inappropriate risk taking by covered financial institutions (generally institutions that have over $1 billion in assets) and are deemed to be excessive, or that may lead to material losses.
The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.
Deposit Insurance
As an FDIC-insured institution, our deposits are insured up to applicable limits by the DIF of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Deposit insurance is mandatory. The Dodd-Frank Act raised the limit for federal deposit insurance to $250,000 for most deposit accounts and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.
We are required to pay assessments to the FDIC on a quarterly basis. The assessment amount is the product of multiplying the assessment base by the assessment amount. The assessment base against which the assessment rate is applied to determine the total assessment due for a given period is the depository institution’s average total consolidated assets during the assessment period less average tangible equity during that assessment period. Tangible equity is defined in the assessment rule as Tier 1 Capital and is calculated monthly, unless the insured depository institution has less than $1 billion in assets, in which case the insured depository institution calculates Tier 1 Capital on an end-of-quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.
The FDIC’s methodology for setting assessments for individual banks has changed over time, although the broad policy is that lower-risk institutions should pay lower assessments than higher-risk institutions. The FDIC now uses a methodology, known as the “financial ratios method,” that began to apply on July 1, 2016, in order to meet requirements of the Dodd-Frank Act. The statute established a minimum designated reserve ratio for the DIF of 1.35% of the estimated insured deposits and required the FDIC to adopt a restoration plan should the reserve ratio fall below 1.35%. As of September 30, 2020, the FDIC announced that the ratio had declined to 1.30% due largely to consequences of the Covid-19 pandemic. The FDIC adopted a plan to restore the DIF to the 1.35% ratio within eight years but did not change its assessment schedule.

In November 2023, The FDIC finalized a special assessment to recoup losses to the DIF from protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The assessment base is equal to the amount of an insured depository institution’s uninsured deposits, as reported for the quarter ended December 31, 2022, minus up to

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$5 billion of uninsured deposits at the institution (or, if a banking organization has more than one insured depository institution, at the banking organization in the aggregate). Because we have less than $5 billion of uninsured deposits, the special assessment did not have any financial impact on the Bank
A significant increase in insurance assessments would likely have an adverse effect on our operating expenses and results of operations. We cannot predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that an insured depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.
Regulatory Restrictions on Dividends and Repurchases of Equity Securities
The Federal Reserve’s policy statement and supervisory guidance on the payment of cash dividends by a bank holding company, such as the Company, expresses the view that a bank holding company should generally pay cash dividends on common stock only to the extent that (1) the bank holding company’s net income available over the past year is sufficient to cover the cash dividend, (2) the rate of earnings retention is consistent with the organization’s expected future needs and financial condition, and (3) the minimum regulatory capital adequacy ratios are met. Should an insured depository institution controlled by a bank holding company be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the bank subsidiary is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, federal banking regulators (in the case of the Bank, the FDIC) may choose to require prior Federal Reserve approval for any capital distribution by the bank holding company.
In addition, since we are a legal entity separate and distinct from the Bank and do not conduct stand-alone operations, an ability to pay dividends depends on the ability of the Bank to pay dividends to us and the FDIC and the UDFI may, under certain circumstances, prohibit the payment of dividends to us from the Bank. Utah corporate law also requires that dividends can only be paid out of funds legally available therefor.
The Federal Reserve policy statement also provides that a bank holding company should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company’s capital structure. Bank holding companies also are required to consult with the Federal Reserve before materially increasing dividends. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. The Federal Reserve Board or the FRB could prohibit or limit the payment of dividends by a bank holding company if it determines that payment of the dividend would constitute an unsafe or unsound practice.
Unless an exception applies, the Federal Reserve’s Regulation Y requires a bank holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the bank holding company’s consolidated net worth. A bank holding company is not required to obtain prior Board approval for the redemption or purchase of its equity securities if (i) both before and immediately after the redemption, the bank holding company is well-capitalized, (ii) the bank holding company is well-managed under regulatory guidelines, and (iii) the bank holding company is not the subject of any unresolved supervisory issues.
Commercial Real Estate Concentration Guidelines
In December 2006, the federal banking regulators issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in commercial real estate loans. In addition, in December 2015, the federal bank agencies issued additional guidance entitled “Statement on Prudent Risk Management for Commercial Real Estate Lending.” Together, these guidelines describe the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution’s capital, or (iv) total non-owner-occupied CRE (including construction) loans representing 300% or more of the institution’s capital, and the outstanding balance of the

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institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk.
Community Reinvestment Act
The Community Reinvestment Act of 1977 and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of the communities they serve, including their assessment area(s) (as established for these purposes in accordance with current applicable regulations based principally on the location of branch offices). In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance.” An institution’s record in meeting the requirements of the CRA is based on a performance-based evaluation system, and is made publicly available and is taken into consideration in evaluating any applications it files with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into nonbanking activities. Our Bank operates under a CRA “strategic plan” and received a “satisfactory” rating in its most recent CRA evaluation.

In October 2023, the Federal Reserve, FDIC and OCC issued a final rule to amend their regulations implementing the CRA. The rule materially revises the current CRA framework, including the assessments areas in which a bank is evaluated to include activities associated with online and mobile banking, the tests used to evaluate the bank in its assessment areas, new methods of calculating credit for lending, investment and service activities and additional data collection and reporting requirements. The rule is expected to result in a significant increase in the thresholds for large banks to receive “satisfactory” or “outstanding” ratings in the future. The rule maintained the option for a bank to operate under a strategic plan. The rule is expected to take effect on April 1, 2024, with most of the provisions becoming applicable on January 1, 2026.
Bank Secrecy Act, Anti-Terrorism, Anti-Money Laundering Legislation and OFAC
The Bank is subject to the Bank Secrecy Act (the “BSA”) and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”). These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering (“AML”) program that includes training and audit components, (ii) establishment of a “know your customer” program involving due diligence to confirm the identities of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash and suspicious activities reports for activity that might signify money laundering, tax evasion, or other criminal activities, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks a bank must keep records to be made available to its primary federal regulator. AML rules and policies are developed by a bureau within the Financial Crimes Enforcement Network (“FinCEN”), but compliance by individual institutions is overseen by its primary federal regulator.
Privacy and Data Security
Federal and state law contains extensive consumer privacy protection provisions. The GLBA and the implementing regulations issued by federal regulatory agencies require financial institutions (including banks, insurance agencies, and broker/dealers) to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers to non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. Specifically, the GLBA established certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial

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harm or inconvenience to any customer. The Bank is subject to such standards, as well as standards for notifying clients in the event of a security breach.
Consumer privacy protection continues to be an area of focus for state legislatures. Several states, including California, have recently adopted consumer privacy protection laws that impose compliance obligations with respect to safeguarding personally identifiable information. The Company continues to monitor states in which it has a physical presence with respect to consumer privacy protection compliance obligations.
Cybersecurity
Federal banking regulators, as well as the U.S. Securities and Exchange Commission ("SEC") and related self-regulatory organizations, regularly issue guidance regarding cybersecurity that is intended to enhance cybersecurity risk management among financial institutions. Recent cyber-attacks against banks and other financial institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking regulators to issue extensive guidance on cybersecurity. Among other things, financial institutions are expected to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risks posed by compromised customer credentials, including security measures to authenticate customers accessing internet-based services. A financial institution also should have a robust business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution.

Banking organizations are required to notify their primary federal regulator of significant computer security incidents within 36 hours of determining that such an incident has occurred. In addition, the SEC recently enacted rules, effective as of December 18, 2023, requiring public companies to disclose material cybersecurity incidents that they experience on Form 8-K within four business days of determining that a material cybersecurity incident has occurred and to disclose on annual basis material information regarding their cybersecurity risk management, strategy, and governance.
Federal Home Loan Bank Membership
The Bank is a member of the FHLB. Each member of the FHLB is required to maintain a minimum investment in the Class B stock of the FHLB. The Board of Directors of the FHLB can increase the minimum investment requirements in the event it has concluded that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase the level of investment in the FHLB depends entirely upon the occurrence of a future event, we presently are unable to determine the extent of future required potential payments to the FHLB. Additionally, if a member financial institution fails, the right of the FHLB to seek repayment of funds loaned to that institution will take priority (a super lien) over the rights of all other creditors.
Available Information
The Company maintains an internet site at www.finwisebancorp.com on which it makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, stockholders may access these reports and documents on the SEC’s web site at www.sec.gov. The information on, or accessible through, our website or any other website cited in this Report is not part of, or incorporated by reference into, this Report and should not be relied upon in determining whether to make an investment decision.
Item 1A.    RISK FACTORS
The following risks, some of which have occurred and any of which may occur in the future, can have a material adverse effect on our business or financial performance, which in turn can affect the price of our publicly traded securities. These are not the only risks we face. There may be other risks we are not currently aware of or that we currently deem not to be material but that may become material in the future. To the extent that any of the information contained in this document constitutes forward-looking statements, the risk factors below should be reviewed as cautionary statements identifying

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important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements.”
Risk Factor Summary
Our business, financial condition and results of operations are subject to a number of substantial risks and uncertainties. These risks are discussed more fully in this “Item 1A. Risk Factors.” Some of these risks include the following:
•third-party service provider risk, including risks that we may be unable to maintain or increase loan originations facilitated through our Strategic Programs;
•legal, accounting and compliance risks, including risks related to the extensive state and federal regulation under which we operate and changes in such regulations;
•changes in the regulatory oversight environment impacting our Strategic Programs or non-compliance of federal and state consumer protection laws by our Strategic Program service providers;
•legal and regulatory risks associated with “true lender” statutes associated with our Strategic Programs;
•reputational risks, including the risk that we may be subject to negative publicity about us or our industry, including the transparency, fairness, user experience, quality, and reliability of our lending products or distribution channels;
•legislative, regulatory, legal, and reputational risks related to our Strategic Programs, including those relating to our small dollar lending program;
•securities market, inflation and interest rate risks, including risks related to interest rate fluctuations and the monetary policies and regulations of the Board of Governors of the Federal Reserve System, or the Federal Reserve;
•risks related to cybersecurity breaches and system failures;
•operational and strategic risks, including the risk that we may not be able to implement our growth strategy, our continued ability to establish relationships with Strategic Program service providers, and the possible loss of key members of our senior leadership team;
•the impact and extent of Covid-19 (including the emergence of any new variants thereof) and the response of governmental authorities to Covid-19;
•credit risks, including risks related to the significance of SBA 7(a), Strategic Programs and construction loans in our portfolio, our relationship with BFG, our ability to effectively manage our credit risk and the potential deterioration of the business and economic conditions in our markets;
•liquidity and funding risks, including the risk that we will not be able to meet our obligations due to risks relating to our funding sources; and
•investment risks, including volatility in the trading of our common stock and limitations on our ability to pay dividends.
Risks Related to Cybersecurity and Technology
System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.
Our computer systems and network infrastructure could be vulnerable to hardware and cybersecurity issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss,

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telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. The importance of our on-line banking systems to the Company’s operations means that any problems in its functionality would have a material adverse effect on the Company’s operations, business model and growth strategy.
Our operations are also dependent upon our ability to protect our computer systems and network infrastructure against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers. We could also become the target of various cyberattacks. We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cybersecurity breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a system breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have a material adverse effect on our business, financial condition and results of operations.
We have implemented remote working and workplace protocols for our employees in accordance with government requirements. Working outside of our network protection may increase our risk exposure to cybersecurity breaches. An increase in the number of employees working offsite may correspond to an increase in the size of our risk exposure to cyber disruptions.
Despite the implementation of security measures, our internal computer systems and those of our Strategic Program platforms, and other contractors and consultants as well as third party vendors of IT and data security systems and services, are vulnerable to damage and interruptions from security breaches, computer viruses, fraud and similar incidents involving the loss or unauthorized access of confidential information.
We cannot be sure that our continued data protection efforts and investment in information technology will prevent future significant breakdowns, data leakages, breaches in our systems or the systems of our third party contractors and collaborators, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed.
Our proprietary technologies and analytic models have not yet been extensively tested during down-cycle economic conditions. If these do not, or are perceived not to, accurately gather and interpret performance data for loans and identify attractive risk-adjusted market sectors, our performance may be worse than anticipated.
The technologies created by and relied upon by us, including our FinView™ Analytics Platform, may not function properly, or at all, which may have a material impact on our operations and financial conditions. The performance of loans originated by us is dependent on the effectiveness of our FinView™ Analytics Platform used to evaluate borrowers’ credit profiles and likelihood of default. While our proprietary technologies and analytic models are continually adjusted to account for changes in various macroeconomic conditions, the bulk of the data gathered and the development of our enterprise data warehouse have largely occurred during a period of sustained economic growth or during the COVID-19 pandemic when extraordinary government stimulus impacted the economy. Our FinView™ Analytics Platform have not been extensively tested during other adverse economic cycles. There is no assurance that our proprietary technologies can accurately predict loan performance during periods of adverse economic conditions. If our FinView™ Analytics Platform is unable to accurately reflect the credit risk of loans under such economic conditions, we may experience greater than expected losses on such loans. For example, in response to the COVID-19 pandemic, the federal government quickly

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implemented stimulus measures. The subsequent discontinuation of those stimulus measures has increased, and may continue to increase, the delinquency and default rates of borrowers, which may increase uncertainty about the effectiveness of our FinView™ Analytics Platform.
We may not have the resources to keep pace with rapid technological changes in the industry or implement new technology effectively.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.
Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop, on a cost-effective basis, systems that will enable us to keep pace with such developments. As a result, our larger competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services. The ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.
Our operations could be interrupted if our third-party service providers or Strategic Program service providers experience operational or other systems difficulties or terminate their services.
We outsource some of our operational activities to third parties and counterparties for certain services, including, but not limited to, loan marketing and origination, core systems support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. We also leverage the financial technology capabilities of our Strategic Program service providers to meet our enterprise risk framework and enable us to realize operating efficiencies.
As a result, if these third-party service providers or our Strategic Program service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers or alternative counterparties, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Even if we can replace third-party service providers or Strategic Program service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
Risks Related to Our Banking Business
As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.
Our business and operations, which primarily consist of lending money to clients in the form of loans, borrowing money from clients in the form of deposits and investing in interest earning deposits in other banks and securities, are sensitive to general business and economic conditions in the United States. We solicit deposits and originate loans throughout the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government and future tax rates is a concern for businesses, consumers and investors in the United States. Adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

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Conditions related to inflation, global supply chains, labor market, volatile interest rates, international conflicts, changes in trade policies and other factors, such as real estate values, state and local municipal budget deficits, government spending and the U.S. national debt may, directly and indirectly, adversely affect our financial condition and results of operations. Inflationary and other economic pressure resulting in the inability of borrowers to repay loans could result in increased loan defaults, foreclosures and charge-offs and negatively affect our business, financial condition, results of operations, cash flows and future prospects.
Our Strategic Programs may also be susceptible to worsening economic conditions that place financial stress on our existing service providers and potential new Strategic Program services providers. These service providers may experience liquidity and other financial issues or strategically slow down growth, any of which could lead them to decrease or terminate their business with us.
Moreover, an inflationary environment combined with a competitive labor market and decreases in the market value of our equity awards could make it more costly for us to attract or retain employees. In order to meet the compensation expectations of our prospective and current employees due to inflationary and other factors, we may be required to increase our operating costs or risk losing skilled workers to competitors.
Concerns about the performance of international economies, especially in Europe and emerging markets, and economic conditions in Asia, particularly the economies of China, South Korea and Japan, can impact the economy and financial markets here in the United States. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects. In addition, decreases in real estate values within our service areas caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in economic conditions could drive the level of loan losses beyond the level we have provided for in our ACL, which in turn could necessitate an increase in our provision for credit losses and a resulting reduction to our earnings and capital. These factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.
Acts of terrorism, geopolitical and other external events could impact our ability to conduct business.
Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems and remain central targets for potential acts of terrorism. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including escalating military action between Russia and Ukraine, terrorism or other geopolitical events.
Our commercial and consumer banking clients who participate in our real estate lending program and SBA 7(a) lending program are concentrated in certain geographic areas and we are sensitive to adverse changes in those regional economies.
The success of our real estate lending programs depends substantially upon the general economic conditions in Utah, which we cannot predict with certainty. Adverse conditions in the local Utah economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of borrowers participating in our real estate lending program to repay their loans, which could impact our net interest income. In addition, our borrowers who

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participate in our SBA 7(a) lending program span across multiple states, with a focus in New York and New Jersey. As in the case with Utah, we similarly cannot foresee or control the economic conditions in such states. A downturn in these regional economies generally could make it more difficult for our borrowers to repay their loans and may lead to loan losses. For these reasons, any national, regional or local economic downturn that affects our service regions, or existing or prospective borrowers in such regions, could have a material adverse effect on our real estate and SBA 7(a) lending and the business, financial condition and results of operations.
We face strong competition from financial services companies and other companies that offer banking services.
We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets and product lines. We compete with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating both within our market areas and nationally, and in respect of our financial technology initiative we also compete with other entities in the financial technology industry, including a limited number of other banks that have developed strategic programs similar to our Strategic Programs.
Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition or results of operations.
We may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, closing, servicing and liquidation, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. If the overall economic climate in the United States generally, or in any of our markets specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of delinquencies, nonperforming loans, and charge-offs could rise and require significant additional provisions for loan losses.
Our risk management practices, such as monitoring the concentration of our loans within specific markets and our credit approval, review and administrative practices, may not adequately reduce credit risk. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our ACL, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition and results of operations.
Our ACL may prove to be insufficient to absorb potential losses in our loan portfolio.
The Financial Accounting Standards Board (the “FASB”) has issued an accounting standard for establishing allowances for loan and lease losses that replaces the prior approach under GAAP, which generally considers only past events and current conditions, with a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. As an emerging growth company relying on the extended transition period for new accounting standards, this standard, referred to as Current Expected Credit Loss (“CECL”), became effective for us on January 1, 2023. The CECL standard requires us to record, at the time of origination, credit losses expected throughout the life of the asset portfolio on loans and held-to-maturity securities, as opposed to the former practice of recording losses when it is probable that a loss event has occurred. Moreover, the CECL standard may create more volatility in the level of allowance for credit losses. If we are required to materially increase the level of our allowance for credit losses for any reason, such increase could have an adverse effect on our business, financial condition, and results of operations. For further information, please see Note 1, Summary of Significant Accounting Policies – Recent

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accounting pronouncements, of our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.
We maintain an ACL that represents management’s judgment of probable losses and risks inherent in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of our ACL is inherently highly subjective and requires management to make significant estimates of and assumptions regarding current credit risks, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors (including third-party review and analysis), both within and outside of our control, may require us to increase our ACL. If we are required to materially increase the level of our ACL for any reason, such increase could have an adverse effect on our business, financial condition and results of operations.
New lines of business or new products and services may subject us to additional risks.
From time to time, we may implement or may acquire new lines of business or pilot programs or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability targets may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.
We may be subject to certain risks in connection with growing through mergers and acquisitions.
It is possible that we could acquire other banking institutions, other financial services companies, banking and servicing platforms, or branches of banks in the future. Acquisitions typically involve the payment of a premium over book and trading values and, therefore, may result in the dilution of our tangible book value per share and/or our earnings per share. Our ability to engage in future mergers and acquisitions depends on various factors, including: (1) our ability to identify suitable merger partners and acquisition opportunities; (2) our ability to finance and complete transactions on acceptable terms and at acceptable prices; and (3) our ability to receive the necessary regulatory and, when required, shareholder approvals. Furthermore, mergers and acquisitions involve a number of risks and challenges, including our ability to achieve planned synergies and to integrate the branches and operations we acquire, and the internal controls and regulatory functions into our current operations, as well as the diversion of management’s attention from existing operations, which may adversely affect our ability to successfully conduct our business and negatively impact our financial results.
Our SBA lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.
Our SBA lending program is dependent upon the U.S. federal government. We are an approved participant in the SBA Preferred Lenders Program (“PLP”). As an SBA Preferred Lender, we are able to offer SBA loans to our clients without being subject to the potentially lengthy SBA approval process for application, servicing or liquidation actions necessary for lenders that are not SBA Preferred Lenders. If we lose our status as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect on

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our financial results. Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress or exhaustion of the available funding for SBA programs, may have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could materially and adversely affect our business, financial condition and results of operations. When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us.
As the funding and sale of the guaranteed portion of SBA 7(a) loans has been a major portion of our business and a significant portion of our noninterest income, any significant changes to the SBA 7(a) program, such as its funding or eligibility requirements, may have an adverse effect on our prospects, financial condition and results of operations. Even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. Furthermore, when we sell the guaranteed portion of SBA loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the SBA loan and the manner in which they were originated. Under these agreements, we may be required to repurchase the guaranteed portion of the SBA loan if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolios, our liquidity, results of operations and financial condition could be adversely affected.
Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially and adversely affect our business, financial condition and earnings.
The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.
We rely on BFG for loan referrals associated with our SBA 7(a) lending program, any disruption of that relationship may adversely impact our SBA lending business.
BFG is a nationally significant referral source of small business loans. BFG has been the primary source of SBA loan referrals for the Bank since the Bank began its SBA lending program in 2014. BFG referred 100% of the Bank’s SBA 7(a) loan originations for the year ended December 31, 2023. This relationship has permitted the Bank to focus on the development of underwriting, processing and servicing expertise for SBA 7(a) loans. Any disruption of our relationship with BFG or reduction in SBA 7(a) loan referrals could materially adversely impact our business, financial condition, results of operation and growth plans.
Because a significant portion of our loan portfolio held-for-investment within our local lending program, owner occupied commercial lending program and SBA 7(a) lending program is secured by real estate, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
As of December 31, 2023, approximately $60.9 million, or 16.4%, of our total gross loans held-for-investment were local lending or owner occupied commercial lending program loans with real estate as a primary or secondary component of collateral. We also have approximately $220.8 million, or 59.3%, of our total gross loans held-for-investment in SBA loans that are secured with real estate as a component of collateral as of December 31, 2023. The market value of real estate can

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fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in our primary markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect our credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have a material adverse effect on our business, financial condition and results of operations.
Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed business and personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property which may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness if we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned, or OREO, and business and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our ACL may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations.
In the case of defaults on loans secured by real estate, we may be forced to foreclose on the collateral, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law that may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property for some period, in which case we would be exposed to the risks inherent in the ownership of real estate. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. Some states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such laws could have a material adverse effect on our business, financial condition and results of operation.
We may not be able to protect our intellectual property rights, and may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.
We rely on a combination of copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. We may also be required to spend significant resources to monitor and police our intellectual property rights. Others, including our competitors, may independently develop similar technology, duplicate our products or services or design around our intellectual property, and in such cases we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of

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our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.
Our origination of construction loans exposes us to increased lending risks.
We originate commercial construction loans primarily to professional builders for the construction of one-to-four family residences, apartment buildings, and commercial real estate properties. As of December 31, 2023, we had approximately $28.3 million of construction loans, which represents approximately 7.6% of our total gross loan portfolio held-for-investment. Our construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. In addition, construction costs may exceed original estimates as a result of increased materials, labor or other costs. Construction loans also often involve the disbursement of funds with repayment dependent, in part, on the success of the project and the ability of the borrower to sell or lease the property or refinance the indebtedness.
The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.
Small- to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and results of operations could be adversely affected.
Our concentration of large loans to a limited number of borrowers may increase our credit risk.
As of December 31, 2023, our 10 largest borrowing relationships accounted for approximately 13.0% of our total gross loans held-for-investment. This high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations because of economic or market conditions, or personal circumstances, such as divorce or death, our nonaccrual loans and our ACL could increase significantly, which could have a material adverse effect on our assets, business, financial condition and results of operations.
A lack of liquidity could impair our ability to fund operations and adversely impact our business, financial condition and results of operations.
Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations.
Our most important source of funds is deposits. As of December 31, 2023, approximately $95.5 million, or 23.6%, of our total deposits were noninterest bearing demand accounts. These deposits are subject to potentially dramatic fluctuations due to certain factors that may be outside of our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, any of which could result in significant outflows of deposits within short periods of time increasing our funding costs and reducing our net interest income and net income. If the balance of the Company’s deposits decreases relative to the Company’s overall banking operations, the

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Company may have to rely more heavily on wholesale or other sources of external funding, or may have to increase deposit rates to maintain deposit levels in the future. Any such increased reliance on wholesale funding, or increases in funding rates in general, could have a negative impact on the Company’s net interest income and, consequently, on its results of operations and financial condition.
Our Strategic Programs generally require each Strategic Program platform to establish a reserve deposit account with the Bank, intended to protect us in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. The reserve deposit account balance is typically required to at least equal the total outstanding balance of loans held-for-sale by the Bank related to the Strategic Program. In the event that a loan purchaser defaults on its obligation under the Strategic Program agreements and the reserve deposit account balance is lower than the loans held-for-sale, the Bank may not be able to withdraw sufficient amount from the reserve deposit account to fulfill loan purchaser obligations and our liquidity may be adversely impacted.
We also may borrow funds from third-party lenders, such as other financial institutions. We currently utilize four secured lines of credit provided by the FHLB, PPPLF and the Federal Reserve and two unsecured lines of credit provided by Bankers Bank of the West and Zions Bank. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by one or more adverse regulatory actions against us.
Further, the Federal Housing Finance Agency, the regulator of FHLB and other federal home loan banks, launched a comprehensive review of the Federal Home Loan Bank System including the mission, membership eligibility requirements, and operational efficiencies of the federal home loan banks in 2022. Any change to or termination of our ability to borrow from the FHLB or correspondent banks could have an adverse effect on our financial condition and liquidity.
Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations.
We have a concentration of deposit accounts with our Strategic Program service providers that is a material source of our funding, and the loss of these deposits or default on letters of credit by these Strategic Program service providers could force us to fund our business through more expensive and less stable sources.
As of December 31, 2023, approximately $68.1 million, or approximately 16.8%, of our total deposits consisted of deposit accounts of our Strategic Program service providers. Generally, the terms of our Strategic Programs require each Strategic Program service provider or purchasing entity to establish a reserve deposit account with the Bank in an amount at least equal to the total outstanding balance of loans held-for-sale by the Bank related to the Strategic Program. This requirement is intended to protect the Bank in the event a purchaser of loan receivables originated through our Strategic Programs cannot meet its contractual obligation to purchase. Depending on the strength of the relationship between the Bank and our Strategic Program service providers, we may reduce the required amount of reserve deposits held and/or allow a portion of the requirement to be fulfilled by a letter of credit. In addition to the reserve deposit account, certain Strategic Program service providers have opened operating deposit accounts at the Bank. If a Strategic Program service provider defaults on its letter of credit or we experience additional unanticipated fluctuations in our Strategic Program deposit levels, we may be forced to rely more heavily on other, potentially more expensive and less stable funding sources, which could have an adverse effect on our business, financial condition and results of operations.
If we are unable to attract additional merchants and retain and grow our existing merchant relationships, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.
Our continued success is dependent, in part, on our ability to expand our merchant base and to grow our commercial leasing and POS lending revenue. In addition, having a diversified mix of merchant relationships is important to mitigate risk associated with changing consumer spending behavior, economic conditions and other factors that may affect a

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particular type of merchant or industry. If we fail to retain any of our merchant relationships, if we do not acquire new merchant relationships, if we do not continually expand revenue and volume from the merchant relationships, or if we do not attract and retain a diverse mix of merchant relationships, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.
We are subject to interest rate risk as fluctuations in interest rates may adversely affect our earnings.
Most of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. In either case, if market interest rates should move contrary to our position, this gap will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens; that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.
In March 2020, the Federal Reserve lowered the target range for the federal funds rate to a range from 0 to 0.25 percent in response to the Covid-19 pandemic. The federal funds rate remained in this range for all of 2021. After a period of low interest rates, the federal funds rate was increased rapidly to 4.25%-4.50% at the end of 2022, and to 5.25%-5.5% at the end of 2023. Further changes to prevailing interest rates could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans at competitive rates and obtain deposits; (ii) the fair value of our financial assets and liabilities; (iii) the average duration of our loan portfolios and other interest-earning assets; and (iv) the mix of lending products we originate. A prolonged period of extremely volatile and unstable market conditions could increase our funding costs and negatively affect market risk mitigation strategies. Increased interest rates may decrease borrower demand for certain of our lending products, even as inflation places pressure on consumer spending, borrowing and saving habits as consumers evaluate their prospects for future income growth and employment opportunities in the current economic environment, and as borrowers face uncertainty about the impact of rising prices on their ability to repay a loan. A change in demand for our lending products and any steps we may take to mitigate such change could impact our credit quality and overall growth.
Any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our common stock to decline and subject us to regulatory penalties.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting consists of a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, or GAAP. Weaknesses in our internal control over financial reporting have been discovered in the past and may be discovered in the future. If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and in a timely manner, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.
The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying

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notes. Our critical accounting policies, which are included in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider critical because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our need to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations.
We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
We invest a portion of our total assets (2.6% as of December 31, 2023) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk and meeting pledging requirements. As of December 31, 2023, all securities were classified as held-to-maturity. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud.
Employee errors and employee or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence. In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected, or we may fund a loan that we would not have funded or on terms that do not comply with our general underwriting standards. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the resulting monetary losses we may suffer, which could adversely affect our business, financial condition and results of operations.
We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.
We are led by an experienced core management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers and ensuring that our largest clients have relationships with our senior management team. Accordingly, our success depends in large part on the performance of these key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. If any of our executive officers, other key personnel or directors leaves us or our Bank, our financial condition and results of operations may suffer because of his or her skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified personnel to replace him or her.
Negative public opinion regarding the Company or failure to maintain our reputation within the industries we serve and across our product lines could adversely affect our business and prevent us from growing our business.
If our reputation is negatively affected by the actions of our employees or otherwise, including because of a successful cyberattack against us or other unauthorized release or loss of customer information, we may be less successful in attracting

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new talent and customers or may lose existing customers, and our business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and results of operations.
In addition, negative publicity about us or our industry, including the transparency, fairness, user experience, quality, and reliability of our lending products or channels, including auto loans, construction loans, SBA loans, point-of-sale financing, or our Strategic Programs in general, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our privacy and security practices, litigation, regulatory activity, funding sources, originating bank partners, service providers, or others in our industry, the experience of consumers and investors with our lending products, channels or services or point-of-sale lending platforms in general, or use of loan proceeds by consumers that have obtained loans facilitated through us or other point-of-sale lending platforms for illegal purposes, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our services, which could harm our reputation and cause disruptions to our business. Any such reputational harm could further affect the behavior of consumers, including their willingness to obtain loans facilitated through us or to make payments on their loans. As a result, our business, results of operations, financial condition, and prospects would be materially and adversely affected.
We may be susceptible to deposit run-off risks.
The Bank relies significantly upon deposits for liquidity and funding business operations. Generally, deposits are a relatively stable and cost-effective source of funding for banks due to many factors, including FDIC deposit insurance. Changes in deposit levels can be influenced substantially by many factors, including customer satisfaction and the interest rates offered to deposit customers. Those rates, in turn, generally reflect prevailing market conditions. During the first quarter of 2023, the media highlighted the risks of an extreme form of deposit run-off, sometimes referred to as a “run on the bank.” The failures of Silicon Valley Bank, Signature Bank, and First Republic Bank in 2023 resulted in significant disruption in the financial services industry and negative media attention, which has also adversely impacted the volatility and market prices of the securities of financial institutions and resulted in outflows of deposits for many other financial institutions. More moderate levels of run-off can adversely affect banks but are less dramatic and have been significantly less reported. The rapid rise in interest rates during 2022 and 2023 and the resulting industry-wide reduction in the fair value of securities portfolios, among other events, have increased volatility and uncertainty with respect to the health of the U.S. banking system. We believe this has resulted in a heightened awareness around liquidity, uninsured deposits, deposit composition, unrecognized investment losses, and capital. We believe that the increased level of public concern created by the current adverse business environment, punctuated by media reports of potential or actual bank failures, have increased the risk of some level of deposit run-off for depository institutions at the present time. That increased run-off risk applies both generally and in relation to deposits that exceed FDIC insurance coverage. To manage this risk, the Bank maintains cash reserves and access to other liquidity sources to accommodate normal and, to a degree, unusual withdrawal activity, and the Bank plans to respond promptly and accurately to any customer concerns that might arise.
We may not be able to raise the additional capital needed, in absolute terms or on terms acceptable to us, to fund our growth strategy in the future if we continue to grow at our current pace.
We believe that we have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or reduce our rate of growth until market conditions become more favorable. Any such events could have a material adverse effect on our business, financial condition and results of operations.
The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could adversely affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to make acquisitions, and our business, results of operations and financial condition.

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Climate change or government action and societal responses to climate change could adversely affect our results of operations.
Climate change can increase the likelihood of the occurrence and severity of natural disasters and can also result in longer-term shifts in climate patterns such as extreme heat, sea level rise and more frequent and prolonged drought. Such significant climate change effects may negatively impact our geographic markets, disrupting the operations of the Company, our customers or third parties on which we rely. Damage to real estate collateral and declines in economic conditions in geographic markets in which our customers operate may impact their ability to repay loans or maintain deposits due to climate change effects, which could increase our delinquency rates and average credit loss.
Our offices may be vulnerable to the adverse effects of climate change. We have a substantial physical presence in the Salt Lake City, Utah, region that is prone to events such as seismic activity, drought, water scarcity and severe weather. This region has experienced and may continue to experience, climate-related events and at an increasing rate. Although we maintain a disaster response plan and insurance, such events could disrupt our business, the business of our customers or third-party suppliers, and may cause us to experience losses and additional costs to maintain and resume operations.
As the effects of climate change continue to create a level of concern for the state of the global environment, companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders related to their environmental, social and governance (“ESG”) practices and disclosure. New government regulations could result in more stringent forms of ESG oversight and reporting and diligence and disclosure requirements. Increased ESG related compliance costs, in turn, could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards, including with respect to our involvement in certain industries or projects associated with causing or exacerbating climate change, may negatively affect our reputation and commercial relationships, which could adversely affect our business.

We expect to derive a percentage of our deposits, total assets and income from deposit accounts generated through our Fintech Banking Solutions relationships.

We expect to acquire deposit accounts through our Fintech Banking Solutions relationships and provide oversight over these relationships, which must meet our internal and regulatory requirements. We may exit relationships where such requirements are not met or be required by our regulators to exit such relationships. Also, our Fintech Banking Solutions customers could terminate their relationships with us for many reasons, including being able to obtain better terms from another provider or dissatisfaction with the level or quality of our services. If a relationship were to be terminated, it could materially reduce our deposits, assets and income. We cannot assure you that we would be able to successfully replace such relationships. If we cannot replace such relationships, we may be required to seek higher rate funding sources and interest expense might increase. We may also be required to sell securities or other assets to meet funding needs which would reduce revenues or potentially generate losses.

Our strategy of pursuing business with our Fintech Banking Solutions customers has been adopted by other institutions with which we compete.

Several online banking operations as well as the online banking programs of conventional banks have instituted Fintech Banking Solutions strategies similar to ours. As a consequence, we have encountered competition in this area and anticipate that we will continue to do so in the future. This competition may increase our costs, reduce our revenues or revenue growth or, because we are a relatively small banking operation without the name recognition of other, more established banking operations, make it difficult for us to compete effectively in obtaining these relationships.

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Our agreements with Fintech Banking Solutions customers may expose us to credit risk.

We may enter into agreements with our Fintech Banking Solutions customers pursuant to which our Fintech Banking Solutions customers may market bank consumer checking and consumer or commercial line of credit (“LOC”) accounts using their brands and digital platforms, make underwriting determinations for the LOC accounts, cover any losses on the LOC accounts, provide cash collateral to the Bank to secure payment of such losses or be partial guarantors of losses on the LOC accounts. In the event the cash collateral amount is not adequately maintained or is insufficient to cover the losses on the LOC accounts and the Fintech Banking Solutions customer does not or cannot otherwise meet its partial guaranty or other obligations under its agreement with the Bank, the Bank may incur losses on the LOC accounts. Losses associated with the LOC accounts (or the portfolios of other third parties with whom we enter into comparable Fintech Banking Solutions relationships) in such circumstances could have a material adverse effect on our net income, results of operations and financial condition.

Our agreements with Fintech Banking Solutions customers may produce limited revenue and may expose us to liability for compliance violations by Fintech Banking Solutions customer.

We expect to enter into agreements with Fintech Banking Solutions customers pursuant to which we will provide certain banking services for such Fintech Banking Solutions customers, including serving as the issuing bank for credit or debit cards issued to their customers and establishing one or more settlement accounts for the purpose of settling customer transactions. The agreements have varying terms and may be terminated by the parties under certain circumstances. If our Fintech Banking Solutions customers are not successful in achieving customer acceptance of their programs or terminate the agreement before the end of its term, our revenue under the agreement may be limited or may cease altogether. In addition, our bank regulators may hold us responsible for the activities of our Fintech Banking Solutions customers with respect to the marketing or administration of their programs, which may result in increased compliance costs for us or potentially compliance violations as a result of Fintech Banking Solutions customer activities. In recent years, a significant number of banks that provide Fintech Banking Solutions have become subject to enforcement actions relating to their customers’ activities, indicating that banking regulators have made banks’ oversight over their Fintech Banking Solutions customers a supervisory priority and that there is an increased risk that we could similarly become subject to additional regulatory scrutiny or enforcement. Additionally, financial weaknesses at our Fintech Banking Solutions customers could cause us to record greater expenses or losses or suffer reputational harm.
Risks Related to Regulation
We are subject to regulation, which increases the cost and expense of regulatory compliance and therefore reduces our net income and may restrict our growth and ability to acquire other financial institutions.
As a bank holding company under federal law, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the examination and reporting requirements of the Federal Reserve. In addition to supervising and examining us, the Federal Reserve, through its adoption of regulations implementing the BHC Act, places certain restrictions on the activities that are deemed permissible for bank holding companies to engage in. Changes in the number or scope of permissible activities could have an adverse effect on our ability to realize our strategic goals.
As a Utah state-chartered bank that is not a member of the Federal Reserve System, the Bank is separately subject to regulation by both the FDIC and the UDFI. The FDIC and UDFI regulate numerous aspects of the Bank’s operations, including adequate capital and financial condition, permissible types and amounts of extensions of credit and investments, permissible non-banking activities and restrictions on dividend payments. The Bank undergoes periodic examinations by the FDIC and UDFI. Following such examinations, the Bank may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations, as well as increase its capital levels, which would likely adversely affect our results of operations. Supervision, regulation, and examination of the Company and the Bank by the bank regulatory agencies are intended primarily for the protection of consumers, commercial

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customers, bank depositors and the Deposit Insurance Fund of the FDIC, rather than holders of our common stock. Particularly as a result of any changes in the regulations and regulatory agencies under the Dodd-Frank Act, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our results of operations and financial condition.
Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.
Federal and state regulatory agencies frequently adopt changes to their regulations or change the way existing regulations are applied, including the Dodd-Frank Act and the Regulatory Relief Act. These and other changes are more fully discussed under “Supervision and Regulation.” Regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have a material adverse effect on our business, financial condition and results of operations.
Due to Section 162(m) of the Internal Revenue Code (the “Code”), we may not be able to deduct all of the compensation of some executives, including executives of companies we may acquire in the future.
Section 162(m) of the Code generally limits to $1 million annual deductions for compensation paid to “covered employees” of any “publicly held corporation.” A “publicly held corporation” includes any company that issues securities required to be registered under Section 12 of the Securities Exchange Act of 1934 or companies required to file reports under Section 15(d) of the Exchange Act, determined as of the last day of the company’s taxable year. As a consequence, Section 162(m) of the Code will limit the deductibility of compensation to our covered employees to $1 million beginning with the year ended December 31, 2021. Pursuant to Treasury regulations that were finalized on December 18, 2020, the definition of “covered employees” generally includes anyone who served as the chief executive officer or chief financial officer at any time during the taxable year; the three highest compensated executive officers (other than the chief executive officer or the chief financial officer), determined under SEC rules; and any individual who was a covered employee, including of a “predecessor company,” at any point during a taxable year beginning on or after January 1, 2017, even after the employee terminates employment. We expect that in most if not all cases a publicly traded company that we might acquire in the future will be a “predecessor company.” Accordingly, we expect that the number of our covered employees will increase if FinWise Bancorp acquires one or more publicly held corporations in the future.
Notably, under the American Rescue Plan Act of 2021, or the ARPA, which was signed into law on March 11, 2021, for tax years beginning after December 31, 2026, the definition of “covered employees” will be expanded to include FinWise Bancorp’s next five highest paid employees (in addition to those currently included in the definition as described above).
As a result of the foregoing, under present law, we may not be able to deduct all of the compensation paid in 2023 and future years if compensation paid to “covered employees” exceeds the thresholds established by Section 162(m) of the Code. Losing deductions under Section 162(m) of the Code could increase our income taxes and reduce our net income. A reduction in net income could negatively affect the price of our stock.
Because of the Dodd-Frank Act and related rulemaking, the Company is subject to more stringent capital requirements.
The Bank’s failure to maintain the minimum leverage ratio under the Community Bank Leverage Ratio framework under the Regulatory Relief Act could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial condition. See “Supervision and Regulation—Capital Adequacy Guidelines.”

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Federal and state banking agencies periodically conduct examinations of our business, including our compliance with laws and regulations, and our failure to comply with any regulatory actions, if any, could adversely impact us.
As part of the bank regulatory process, the Federal Reserve, the FDIC and the Utah Department of Financial Institutions (the “UDFI”), periodically conduct examinations of our business, including compliance with laws and regulations. If, based on an examination, the UDFI or a federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that the Company or its management were in violation of any law or regulation, it may take such remedial actions as it deems appropriate. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation would likely be adversely affected.
Financial institutions, such as the Bank, face risks of noncompliance and enforcement actions related to the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. To administer the Bank Secrecy Act, FinCEN is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the IRS. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.
Our compliance with the anti-money laundering laws is in part dependent on our ability to adequately screen and monitor our customers for their compliance with these laws. We have developed policies and procedures to screen and monitor these customers. To comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.
We are subject to anticorruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and we may be subject to other anti-corruption laws, as well as anti-money laundering and sanctions laws and other laws governing our operations, to the extent our business expands to non-U.S. jurisdictions. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.
We may pursue deposit sourcing opportunities outside of the United States. We are currently subject to anti-corruption laws, including the FCPA. The FCPA and other applicable anti-corruption laws generally prohibit us, our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain other business advantages. We may also participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or other jurisdictions’ anti-corruption laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA. If we are not in compliance with the FCPA or other anti-corruption laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition and results of operations. Similarly, any investigation of any potential violations of the FCPA or other anti-corruption laws by authorities in the United States or other jurisdictions where we conduct business could also have an adverse impact on our reputation, business, financial condition and results of operations.

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Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.
We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the U.S. are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level. For example, in March 2022, Utah enacted the Utah Consumer Privacy Act. Also, the Federal Trade Commission recently issued a staff report on digital “dark patterns,” sophisticated design practices that can trick or manipulate consumers into buying products or services or giving up their private information, that, among other things, highlighted marketing and disclosure practices by some financial technology companies that the Federal Trade Commission claimed were deceptive because of their use of dark patterns. Based upon prior enforcement actions, staff reports, and statements by Federal Trade Commission officials, we believe this scrutiny of financial technology company marketing and disclosure practices will continue for the foreseeable future. Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.
We are subject to numerous laws and regulations, designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws or regulations could lead to a wide variety of sanctions.
The Community Reinvestment Act, or CRA, directs all insured depository institutions to help meet the credit needs of the local communities in which they are located, including low- and moderate-income neighborhoods. Each institution is examined periodically by its primary federal regulator, which assesses the institution’s performance. The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are “unfair, deceptive, or abusive” in any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product, or service. The ongoing broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB has indicated that it may propose new rules on overdrafts and other consumer financial products or services, which could have a material adverse effect on our business, financial condition and results of operations if any such rules limit our ability to provide such financial products or services. For example, the CFPB has proposed rules that would restrict various fees that financial institutions can charge consumers, including credit card late fees and certain insufficient funds fees.
A successful regulatory challenge to an institution’s performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief,

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restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our reputation, business, financial condition and results of operations.
We may be subject to liability for potential violations of predatory lending laws, which could adversely impact our results of operations, financial condition and business.
Various U.S. federal, state and local laws have been enacted that are designed to discourage “predatory” lending practices. The U.S. Home Ownership and Equity Protection Act of 1994, or HOEPA, prohibits inclusion of certain provisions in mortgages that have interest rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. The Military Lending Act limits the interest rate that can be charged to active-duty servicemembers and their dependents. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain mortgages, including loans that are not classified as “high-cost” loans under applicable law, must satisfy a net tangible benefit test with respect to the related borrower. Such tests may be highly subjective and open to interpretation. As a result, a court may determine that a home mortgage, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. If any of our mortgages or other loans are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could adversely impact our results of operations, financial condition and business.
Regulatory agencies and consumer advocacy groups have asserted claims that the practices of lenders and loan servicers result in a disparate impact on protected classes.
Antidiscrimination statutes, such as FHA and ECOA, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the DOJ and the CFPB, have taken the position that these laws apply not only to intentional discrimination, but also to facially neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions protected classes (i.e., creditor or servicing practices that have a disproportionate negative affect on a protected class of individuals). Further, the CFPB has issued an update to its examination manual that contains a novel interpretation of its authority to prohibit unfair, deceptive, or abusive acts or practices that would authorize the agency to treat any instance of discrimination against a protected class as an unfair act or practice under the Dodd-Frank Act.
These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, have focused greater attention on “disparate impact” claims. The U.S. Supreme Court has confirmed that the “disparate impact” theory applies to cases brought under FHA, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under ECOA, regulatory agencies and private plaintiffs may continue to apply it to both FHA and ECOA in the context of mortgage lending and servicing. To the extent that the “disparate impact” theory continues to apply, we are faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.
In addition to reputational harm, violations of FHA and ECOA can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.
Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.
The deposits of our Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments as determined according to the calculation described in “Supervision and Regulation—Deposit Insurance.” In October 2022, the FDIC issued a final rule to increase the initial base deposit insurance assessment rate by two basis points for all insured depository institutions beginning in 2023. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability

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to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Strategic Programs
The Bank and our Strategic Program service providers are subject to borrower protection laws and federal and state consumer protection laws and may be subject to public criticism by consumer advocacy groups.
The Bank and our Strategic Program service providers must comply with a variety of laws and regulations, including those applicable to consumer credit transactions, various aspects of which are untested as applied to a marketplace. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of loans facilitated through our Strategic Programs. In particular, our Strategic Program service providers may be subject to laws, including but not limited to Section 5 of the Federal Trade Commission Act, the Truth-in-Lending Act, the Fair Credit Reporting Act, Fair Debt Collection Practices Act, Telephone Consumer Protection Act and other federal, state and municipal consumer protection laws and regulations that impose requirements related to, among other things, fair lending, loan disclosures and terms, credit discrimination, credit reporting, debt servicing and collection, communications and unfair or deceptive business practices. Such laws related to credit reporting, debt servicing and collection, communications and unfair or deceptive business practices may be of particular relevance while the Bank is the holder of a consumer credit transaction; the time period of such status as the holder may vary.
Our Strategic Program service providers may not always have been, may not always be, and may be subject to legal proceedings alleging that they are not in full compliance with these laws. Compliance with these laws is costly, time-consuming and limits operational flexibility. In addition, both we and our Strategic Program service providers may be criticized by third party consumer advocacy groups regarding compliance with fair lending or consumer lending laws and regulations, which may result in negative publicity of our Strategic Program service providers and the Bank. Non-compliance or alleged non-compliance could subject a Strategic Program service provider, and/or the Bank, to damages, revocation of required licenses, arbitration, lawsuits (including class action lawsuits), enforcement actions, increased regulatory scrutiny of the Bank’s internal controls and oversight of our third-party vendor risk management, penalties, termination of our relationship with a Strategic Program service provider, injunctions which require the cessation or curtailment of a Strategic Program or operation by the Bank, rescission rights held by investors in securities offerings and civil and criminal liability.
Any of these actions may harm the Bank and/or our Strategic Program service providers, and may result in, among other penalties, borrowers rescinding their loans, imposition of financial penalties against the Bank and/or our Strategic Program service providers, and/or injunctive relief against the Bank and/or our Strategic Program service providers requiring the Bank and/or our Strategic Program service providers to cease or curtail certain operations. If any of the Strategic Program service providers with which we do business suffers any of these consequences, we may be forced to create new relationships with Strategic Program service providers, which if not formed, could have an adverse effect on our growth strategy, business, results of operation and financial condition. Additionally, the Bank may suffer economic penalties and consequences as a result of a financial penalty or damages or injunctive relief. If the Bank and/or any of the Strategic Program service providers with which we do business suffers any of these consequences, the Bank may not be able to recover economic damages and/or costs the Bank incurs from the Strategic Program service provider, whether under an indemnification right or other action against the service provider. The foregoing could adversely affect our growth, business prospects, financial condition and results of operations.
The Bank and our Strategic Program service providers may be subject to consumer arbitration or litigation regardless of whether the claims have merit. Given the wide variety of state and federal consumer financial protection laws, consumer claims are a regular and ordinary component of any consumer lending and servicing business. The Bank and our Strategic Program service providers may face consumer claims (including class action claims) under state or federal laws governing fair debt collection, fair credit reporting, electronic funds transfers, truth in lending, unfair or deceptive acts or practices, telecommunications, or other consumer protection laws. The Bank or our Strategic Program service providers may be

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required to defend against such consumer claims in court or through arbitration. The litigation risks attendant in defending against these claims, which we intend to do vigorously, may include increased legal fees, related costs and expenses, and reputational harm. Because litigation risk is generally unpredictable, we cannot estimate the amount of damages (if any) that might be awarded in any case, foresee other forms of relief a competent tribunal may impose, or otherwise predict the impact of consumer claims on the Bank’s or any Strategic Program service provider’s operations or revenue.
If we are unable to maintain our relationships with our Strategic Program service providers, our business will suffer.
A significant portion of our loan origination is conducted through our Strategic Programs. Approximately $49.1 million, or 57.4% of our total revenues for the year ended December 31, 2023, were generated through our Strategic Programs. Our agreements with service providers to the Strategic Programs are non-exclusive and do not prohibit the service providers from working with our competitors upon payment of a fee or from offering competing services. In addition, the Strategic Program service providers may not perform as expected under our agreements including potentially being unable to accommodate our projected growth in loan volume and revenue. Although we have taken steps to secure relationships with our Strategic Program service providers and key third-party relationships, we could in the future have disagreements or disputes with our Strategic Program service providers, which could negatively impact or threaten our relationship.
Furthermore, our agreements with third parties could come under scrutiny by our regulators, and our regulators could raise an issue with, or object to, any term or provision in such an agreement or any action taken by such third party vis-à-vis the Bank’s operations or customers, resulting in a material adverse effect to us including, but not limited to, the imposition of fines and/or penalties and the material restructuring or termination of such agreement.
Inadequate oversight of our relationships with our Strategic Program service providers and POS merchants could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and result of operations.
The FDIC has issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the FDIC, have also issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank. Furthermore, our regulators could require us to terminate certain relationships with our Strategic Program service providers or POS merchants or restrict our ability to form new relationships with other Strategic Program service providers or POS merchants, either of which could result in a decrease in our loan originations, which in turn could adversely affect our growth, business prospects, financial condition and results of operations.
The regulatory framework for Strategic Programs is evolving and uncertain as federal and state governments consider new laws to regulate online marketplaces such as ours. New laws and regulations, including taxes on services provided through Strategic Programs, as well as continued uncertainty regarding potential new laws or regulations, may negatively affect our business.
The regulatory framework for our Strategic Programs is evolving and uncertain. It is possible that new laws and regulations will be adopted in the United States and internationally, or existing laws and regulations may be amended, removed or interpreted in new ways, that would affect the operation of our Strategic Program service providers and the way in which they interact with borrowers and investors.
Recognizing the growth in online marketplaces, in July 2015 the Treasury issued a request for information to study the marketplace lending industry, which led to the release of a Treasury white paper on May 10, 2016, on the online marketplace lending industry. The white paper included several recommendations to the federal government and private sector participants in order to encourage safe growth and access to credit. In April 2022, the CFPB announced that it intends to examine nonbank financial companies, which may include some of our Strategic Program service providers, that pose risks to consumers and in June 2022, the Deputy Director of the CFPB indicated that relationships between banks and nonbank lenders will be an area of increased regulatory focus for the agency in the near future. Subsequently, in November

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2022, the Treasury Department issued a report encouraging the CFPB to increase its supervisory activity with respect to larger nonbank lenders. The Office of the Comptroller of the Currency (the “OCC”), the prudential regulator for national banks, recently announced that it will be prioritizing the review of third-party relationships between banks and financial technology companies, which may include some of our Strategic Program service providers, as part of the agency’s bank supervisory priorities for the upcoming calendar year. Moreover, the CFPB has issued several interpretive statements and guidance documents that could impact certain practices of our Strategic Programs including a May 2022 statement on compliance obligations under ECOA for companies that rely on complex algorithms when making credit decisions. The CFPB also issued an interpretive rule expanding states’ authority to enforce requirements of federal consumer financial laws, including ECOA. State regulators have also increased the level of regulatory scrutiny on financial technology companies. We cannot predict whether any legislation or proposed rulemaking will actually be introduced or how any legislation or rulemaking will impact our business and results of operations of marketplace lenders going forward.
If the loans originated through a marketplace were found to violate a state’s usury laws and/or the Strategic Program’s service providers were determined to be the “true lender” of loans originated on their marketplaces we and our Strategic Program service providers may have to alter our business models and, consequently, our reputation, financial condition and results of operation could be harmed.
The interest rates that are charged to borrowers and that form the basis of payments to investors through marketplaces are enabled by legal principles including (i) the application of federal law to enable an issuing bank that originates the loan to export the interest rates of the jurisdiction where it is located, (ii) the application of common law “choice of law” principles based upon factors such as the loan document’s terms and where the loan transaction is completed to provide uniform rates to borrowers, or (iii) the application of principles that allow the transferee of a loan to continue to collect interest as provided in the loan document. Certain states have no statutory interest rate limitations on personal loans, while other jurisdictions have a maximum rate. In some jurisdictions, the maximum rate is less than the current maximum rate offered by the Bank through certain Strategic Programs. If the laws of such jurisdictions were found to apply to the loans originated by the Bank through a marketplace, those loans could be in violation of such laws or it could impact the ability to sell such loans to investors. Approximately $25.9 million, or 30.3% of our total revenues for the year ended December 31, 2023, were generated from Strategic Programs with annual interest rates above 36%.
There has been (and will likely continue to be) litigation challenging lending arrangements where a bank or other third-party has made a loan and then sells and assigns it to an entity that is engaged in assisting with the origination and servicing of a loan. If a borrower or regulator were to successfully bring claims against a Strategic Program service provider for violations of state consumer lending laws, including usury and licensing requirements, the Strategic Program service provider could be subject to fines and penalties, including the voiding of loans and repayment of principal and interest to borrowers and investors. Our Strategic Program service providers might decide to, among other actions, limit the maximum interest rate and terms on certain loans facilitated through the Strategic Program service provider’s platform, might decide to not offer certain products, might decide to not offer products in certain geographic locations, and might decide to originate loans under the provider’s own state-specific licenses, to obtain a bank charter, or originate loan products in partnership with another financial institution. These actions may substantially reduce a Strategic Program service provider’s operating efficiency and/or attractiveness to investors, possibly resulting in a decline in operating results for the service provider, which could in turn adversely affect our business, financial condition and results of operations. Furthermore, if the Bank were not deemed to be the “true lender,” then the Bank and our Strategic Program service provider could be subject to claims by borrowers, as well as enforcement actions by regulators.
Furthermore, if a borrower or regulator were to successfully bring claims against a Strategic Program service provider and/or the Bank for violations of state consumer lending laws the Strategic Program service provider and/or the Bank could be subjected to damages, revocation of required licenses, individual and class action lawsuits, enforcement actions, penalties, injunctions which require the cessation or curtailment of a Strategic Program or operation by the Bank, rescission rights held by investors in securities offerings and civil and criminal liability. These actions could possibly result in a decline in operating results for the Strategic Partner and/or the Bank, which could in turn adversely affect our business, financial condition and results of operations.

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On May 25, 2020, the OCC issued a final rule reaffirming the enforceability of the interest rate terms of national banks’ loans following their sale, assignment, or transfer. The FDIC followed suit with a final rule on June 25, 2020, that similarly reaffirmed the enforceability of the interest rate terms of loans made by state-chartered banks and insured branches of foreign banks (collectively, state banks) following the sale, assignment, or transfer of a loan. The rules also provide that whether interest on a loan is permissible is determined at the time the loan is made, and is not affected by a change in state law, a change in the relevant commercial paper rate, or the sale, assignment, or other transfer of the loan. These rules have been challenged by state attorneys general. On May 11, 2021, the U.S. Senate voted 52-47 to repeal the “true lender” rule adopted by the OCC. On June 24, 2021, the U.S. Senate resolution was passed by the U.S. House of Representatives by a vote of 218 to 208. On June 30, 2021, President Biden signed a joint resolution to revoke the OCC’s true lender rule. Repeal of the OCC rule is expected to create uncertainty regarding whether state or federal laws apply to the Bank’s loans originated in the marketplace with the assistance of our Strategic Program service providers.
Several states have also adopted legislation that impacts our Strategic Programs. In 2021, Illinois and Maine enacted laws that regulate any person who holds, acquires, or maintains, directly or indirectly, the predominant economic interest in a loan originated by an otherwise-exempt entity like a bank. Effective January 1, 2022, Hawaii instituted a new licensing requirement for “installment lenders”, which is defined to capture loans offered under a bank partnership model (i.e., it applies to a person “who arranges a consumer loan for a third party, or who acts as an agent for a third party, regardless of whether the third party is exempt from licensure.” H.B. 1192 (2021)). These laws also apply to any person or entity who markets, brokers, arranges, or facilitates a loan and holds the right, requirement, or first right of refusal to purchase loans, receivables, or interests in the loans. These licensing schemes, which may apply to our Strategic Programs, also impose interest-rate caps that are lower than the interest rates permitted under Utah law. These and other matters could potentially impact a Strategic Program’s business, including the maximum interest rates and fees that can be charged and application of certain consumer protection statutes. In addition, these matters could subject us to increased litigation risk, which could have a material and adverse impact on our reputation and business. We continue to assess the impact of these final rules on our business and our Strategic Programs.
Fraudulent activity associated with a Strategic Program service provider could negatively impact operating results, brand and reputation and cause the use of a Strategic Program’s loan products and services to decrease and its fraud losses to increase.
Our Strategic Program service providers are subject to the risk of fraudulent activity associated with the handling of borrower and investor information by its marketplace, issuing banks, borrowers, investors and third parties. A company’s resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. High profile fraudulent activity or significant increases in fraudulent activity could lead to regulatory intervention, negatively impact a company’s operating results, brand and reputation and lead it to take steps to reduce fraud risk, which could increase its costs and consequently, adversely affect our business, financial condition and results of operations.
Risks Related to Potential Strategic Transactions
We may pursue strategic acquisitions in the future, and we may not be able to overcome risks associated with such transactions.
Although we plan to continue to grow our business organically, we may explore opportunities to invest in, or to acquire, other financial institutions, financial service companies and businesses that we believe would complement our existing business. Our investment or acquisition activities could be material to our business and involve a number of risks including the following:
•difficulty in estimating the value of any target company;
•investing time and incurring expense associated with identifying and evaluating potential investments or acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

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•the lack of history among our management team in working together on acquisitions and related integration activities;
•obtaining necessary regulatory approvals, which we may have difficulty obtaining or be unable to obtain;
•the time, expense and difficulty of integrating the operations and personnel of any combined businesses;
•unexpected asset quality problems with acquired companies;
•inaccurate estimates and judgments used to evaluate credit, operations, management and market risks with respect to any target institution or assets;
•risks of impairment to goodwill or other-than-temporary impairment of investment securities;
•potential exposure to unknown or contingent liabilities of banks and businesses we acquire;
•an inability to realize expected synergies or returns on investment;
•potential disruption of our ongoing banking business;
•maintaining adequate regulatory capital; and
•loss of key employees, key customers or key business counterparties following our investment or acquisition.
We may not be successful in overcoming these risks or other problems encountered in connection with potential investments or acquisitions. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have an adverse effect on our business, financial condition and results of operations. Additionally, if we record goodwill in connection with any acquisition, our business, financial condition and results of operations may be adversely affected if that goodwill is determined to be impaired, which would require us to take an impairment charge.
We have entered into, and expect to continue to enter into, joint venture, strategic collaboration, teaming and other business arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have a material adverse effect on our business and results of operations.
We have entered into, and expect to continue to enter into, significant joint venture, strategic collaboration, teaming and other arrangements, including our Strategic Programs we have established with various third-party consumer and commercial loan origination platforms. These activities involve risks and uncertainties, including the risk of the joint venture or applicable Strategic Program platform failing to satisfy its obligations, which may result in certain liabilities to us for any related commitments, the uncertainty created by challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our business collaborations and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. In addition, in these joint ventures, strategic collaborations and alliances, we may have certain overlapping control over the operation of the assets and businesses. As a result, such joint ventures, strategic collaborations and alliances may involve risks such as the possibility that a counterparty in a business arrangement might become bankrupt, be unable to meet its contractual obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our business partners, or our partners could take binding actions without our consent. Consequently, actions by a partner or other third party could expose us to claims for damages, financial penalties, and reputational harm, any of which could have an adverse effect on our business, financial condition, and results of operations. A failure of our business relationships could have a material adverse effect on our business and results of operations.

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Acquisitions and strategic collaborations may never materialize.
We intend to explore a variety of acquisitions and strategic collaborations with our existing Strategic Program service providers or other third parties, and related businesses in various states. We are likely to face significant competition in seeking appropriate acquisitions or strategic collaborators, and these acquisitions and strategic collaborations can be complicated and time consuming to negotiate and document. We may not be able to negotiate acquisitions and strategic collaborations on acceptable terms, or at all, and we are unable to predict when, if ever, we will enter into any such acquisitions or strategic collaborations due to the numerous risks and uncertainties associated with them.
Risks Related to Ownership of Our Common Stock
The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, most of which are outside of our control.
The stock market and the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
Our executive management and board of directors have significant control over our business.
As of December 31, 2023, our directors and executive officers beneficially owned an aggregate of 2,993,075 shares, or approximately 22.8% of our issued and outstanding common stock. Consequently, our executive management and board of directors may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all our assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interests of our other shareholders, including you.
We are an emerging growth company and smaller reporting company, and the reduced regulatory and reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding shareholder advisory votes on executive compensation or golden parachute payments. The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations.
We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if we have more than $1.235 billion in total annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if we become a “large accelerated filer,” in which case we would no longer be an emerging growth company as of the following December 31.

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Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” as defined in Rule 12b-2 in the Exchange Act, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to provide an auditor attestation of our internal control over financial reporting and reduced disclosure regarding our executive compensation arrangements in our periodic reports and proxy statements. Investors may find our common stock less attractive because we intend to rely on certain of these exemptions, which may result in a less active trading market and increased volatility in our stock price.
Provisions in our governing documents and Utah law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.
Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.
Our Articles and our Amended and Restated Bylaws (the “Bylaws”) may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our board of directors or management. Our governing documents and Utah law include provisions that provide for, among other things, a staggered board, and limitations on the ability of shareholders to call a special meeting of shareholders, which can make minority shareholder representation on our board of directors more difficult to establish. In addition, Utah corporate statutes contain provisions designed to protect Utah corporations and employees from the adverse effects of hostile corporate takeovers. These statutory provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the board of directors, to affect its policies generally and to benefit from actions that are opposed by the current board.
Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the BHC Act and the Change in Bank Control Act. These laws could delay or prevent an acquisition. Because the Bank is an “insured depository institution” within the meaning of the Federal Deposit Insurance Act and the Change in Bank Control Act and we are a “financial institution holding company” within the meaning of the Utah Financial Institutions Act, federal and Utah law and regulations generally prohibit any person or company from acquiring control of the Company or, indirectly, the Bank, without prior written approval of the FDIC or the commissioner of the UDFI, as applicable. Under the Change in Bank Control Act, control is conclusively presumed if, among other things, a person or company acquires 25% or more of any class of our voting stock. A rebuttable presumption of control arises if a person or company acquires 10% or more of any class of our voting stock and is subject to a number of specified “control factors” as set forth in the applicable regulations. Although the Bank is an “insured depository institution” within the meaning of the Federal Deposit Insurance Act and the Change in Bank Control Act, an investment in the Company is not insured or guaranteed by the FDIC, or any other agency, and is subject to loss. Under the Utah Financial Institutions Act, control is defined as the power to vote 20% or more of any class of our voting securities by an individual or to vote more than 10% of any class of our voting securities by a person other than an individual. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of our common stock in excess of the amount which can be acquired without regulatory approval.
Our Articles and Bylaws contain an exclusive forum provision that limits the judicial forums where our shareholders may initiate derivative actions and certain other legal proceedings against us and our directors and officers.
Our Articles and Bylaws provide that the United States District Court for the District of Utah and any Utah state court sitting in Salt Lake County, Utah will, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or the Company’s shareholders, (c) any action asserting a claim against us or any of our directors or officers arising pursuant to the Utah Revised Business Corporation Act, our Articles, or our Bylaws, or (d) any other action asserting a claim against us or any of our directors or officers that

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is governed by the internal affairs doctrine. The choice of forum provision in our Articles and Bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our Articles and Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.
Our common stock is not an insured deposit and is subject to risk of loss.
Our common stock is not a savings account, deposit account or other obligation of any of the Bank or any of our other subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Investment in our common stock is subject to investment risk, including possible loss.
Item 1B.    UNRESOLVED STAFF COMMENTS
Not applicable.
Item 1C.    CYBERSECURITY
The Company is exposed to cybersecurity threats and incidents that can range from uncoordinated individual attempts to gain unauthorized access to information systems to sophisticated and targeted measures known as advanced persistent threats, directed at the Company or its third party service providers. Our customers, strategic relationships and regulators expect us to maintain a suitable cybersecurity posture to identify, protect, detect, respond and recover from incidents that may impact the confidentiality, integrity and availability of sensitive information we possess. We evaluate the risks of data theft (including theft of sensitive, proprietary and other data categories, in addition to personal data), harm to customer or third party relationships and litigation or regulatory investigation or actions that could materially adversely affect our financial condition, results of operations and reputation. Cybersecurity risk is assessed and managed primarily through our operations, risk management, and audit teams and is overseen by our Board of Directors.

The Bank’s Information Security Officer (or ISO), who reports to our Chief Compliance & Risk Officer, is directly responsible for assessing and managing cybersecurity risks pursuant to the Company’s Information Security Program, which is approved by our Board of Directors periodically. The current ISO has more than 5 years of cybersecurity experience and holds multiple industry certifications.

The ISO provides our Board of Directors with periodic reports regarding the Company’s cybersecurity condition, key activities and recommendations for improvement of the Information Security Program. The ISO coordinates any incident responses with members of the Company’s executive management, regulators and third parties. The ISO also reports any matter relating to cybersecurity incident responses and control deficiencies to our Board of Directors and its Audit Committee, respectively.

The cybersecurity department of the Bank’s Information Technology (or IT) department is responsible for the day-to-day operations of our cybersecurity controls and defenses. The department is managed by the Bank’s Director of Information Systems and Security, who reports to the Bank’s Chief Technology Officer. The current Director of Information Systems and Security has more than 24 years of technology and cybersecurity experience. Our Chief Technology Officer periodically reports information about the Company’s cybersecurity risks and operational developments to our Board of Directors.

The IT department provides the ISO with access to its operations and alerts regarding cybersecurity events. Events that could become cybersecurity incidents are reviewed and evaluated by the ISO in consultation with the IT department. Documented escalation procedures are tested regularly as part of tabletop exercises and other activities and include

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notification to executive management during qualifying cybersecurity incidents. The IT department shares responsibility with the ISO for identifying and prioritizing improvements to the Company’s cybersecurity capabilities and resources.

The Bank’s IT Steering Committee, comprising the ISO and members of the Company’s executive management and IT department, generally meets on a monthly basis to review developments regarding the Company’s cybersecurity risks, defenses and remediation activities. Minutes of the meetings of the IT Steering Committee are regularly reviewed by our Board of Directors.

We perform periodic risk assessments of the Company’s information systems based on regulatory guidance issued by the Federal Financial Institutions Examination Council (FFIEC) and state and federal regulators, including the FDIC and the UDFI. We use multiple real-time and interval-based monitoring and reporting mechanisms to detect and respond to cybersecurity incidents. We also engage multiple independent third parties or cyber experts to detect and defend against cybersecurity threats and to assess information security programs and practices including penetration testing. Additionally, we participate in various cybersecurity industry forums and have access to law enforcement analyses regarding current threats.

The ISO, along with the Bank’s Third-Party Oversight Committee, evaluates cybersecurity risks and information systems of third parties whose information systems support important Company operations or with whom the Company has significant business relationships at onboarding, on an ongoing basis and upon termination of the business relationship. Such evaluations may include reviews of reports or performing assessments of a third party’s information systems pursuant to established cybersecurity frameworks such as International Organization for Standardization (ISO) ISO 27001 or Cybersecurity Framework (CSF) published by the US National Institute of Standards and Technology, as well as reviews of reports issued by a third party’s auditors developed under the attestation standards issued by the American Institute of Certified Public Accountants (AICPA). When appropriate, the Company may include additional risk mitigation measures in its onboarding requirements for third parties to address any identified risk factors, such as minimum required information security performance agreements to enable cybersecurity threats and incidents to be managed within applicable industry or regulatory standards, disclosure obligations requiring reporting to the Company of the occurrence and mitigation of cybersecurity threats and incidents, and requirements to maintain adequate levels of cybersecurity insurance coverage.

When a cybersecurity incident occurs, whether detected internally or from a third party, we evaluate the incident for criticality and potential materiality and disclosure. We consider various factors in assessing the materiality of a cybersecurity incident, including the potential for misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and business operation disruption, and may consult with external advisors, experts or legal counsel in connection with our assessment. We have escalation procedures to notify members of our executive management, Board of Directors and regulators in a timely manner based on the criticality and materiality of any cybersecurity incident.

While we have experienced, and expect to continue to experience, cybersecurity threats, we did not experience any material cybersecurity incident in the year ended December 31, 2023. We may nevertheless be unsuccessful in the future in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. For additional information regarding cybersecurity risks, see “Risk Factors - Risks Related to Cybersecurity and Technology”.
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Item 2.    PROPERTIES
Our headquarters office is currently located at 756 East Winchester, Suite 100, Murray, UT 84107. The following table summarizes pertinent details of our leased office properties.

Location	Owned/ Leased	Lease Expiration	Type of Office
Murray, Utah	Leased	October 31, 2029	Corporate Headquarters
Sandy, Utah	Leased	July 31, 2024	Retail Bank Branch
We believe that the leases to which we are subject have terms that are generally consistent with prevailing market terms. None of the leases involve any of our directors, officers or beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future. We expect to extend our Sandy, Utah branch lease for one year through July 31, 2025.
Item 3.    LEGAL PROCEEDINGS
We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.
In the current opinion of management, the likelihood is remote that the impact of such ordinary course proceedings, either individually or in the aggregate, would have a material adverse effect on our results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect our reputation, even if resolved in our favor.
Item 4.    MINE SAFETY DISCLOSURES
Not applicable.

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PART II
Item 5.    MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
Market Information
The Company’s common stock has been publicly traded since November 19, 2021 and is currently traded on the Nasdaq Global Market under the Symbol “FINW.”
Holders
There were approximately 132 shareholders of record of the Company’s common stock as of December 31, 2023. This number does not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms or other nominees.
Dividends
Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not paid any cash dividends on our common stock since inception, and we currently have no plans to pay dividends for the foreseeable future.
Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under Utah and federal banking laws, regulations and policies. See “Item 1. Business-Supervision and Regulation-Regulatory Restrictions on Dividends.”
Our ability to pay dividends to our shareholders in the future will depend on regulatory restrictions, our liquidity and capital requirements, our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors.
Recent Sales of Unregistered Securities and Issuer Repurchases of Common Stock
There were no unregistered sales of the Company’s stock during the fourth quarter of 2023. The Company did not repurchase any of its shares and did not have any authorized share repurchase programs during the fourth quarter of 2023.

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Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides information as of December 31, 2023, with respect to options outstanding and shares available for future awards under the Company’s active equity incentive plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options or Restricted Stock Awards	Weighted-Average Exercise Price of Outstanding Options or Restricted Stock Awards	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders:
FinWise Bancorp 2016 Stock Option Plan	113,923	$ 5.53	2,189
FinWise Bancorp 2019 Stock Option Plan	908,527	7.18	333,853
Equity compensation plans not approved by security holders (1)	250,914	5.43	NA
Total	1,273,364	$ 6.69	336,042
(1)Reflects (a) a grant to Kent Landvatter of 40,914 non-qualified stock options, (b) a grant to Javvis Jacobson of 60,000 non-qualified stock options, (c) a grant to James Noone of 60,000 non-qualified stock options, (d) grants to Howard Reynolds of an aggregate of 18,000 non-qualified stock options, (e) grants to Gerald E. Cunningham of an aggregate of 18,000 non-qualified stock options, (f) grants to Thomas E. Gibson of an aggregate of 18,000 non-qualified stock options, (g) grants to James N. Giordano of an aggregate of 18,000 non-qualified stock options, (h) grants to Jeana Hutchings of an aggregate of 9,000 non-qualified stock options and (i) grants to Lisa Ann Nievaard of an aggregate of 9,000 non-qualified stock options.
Item 6.    [RESERVED]

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Item 7.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information included elsewhere in this Report.
Overview
The Company is a Utah corporation and the parent company of FinWise Bank and FinWise Investment, LLC. The Company’s assets consist primarily of its investment in the Bank and all of its material business activities are conducted through the Bank. The Company is a registered bank holding company that is subject to supervision by the UDFI and the Federal Reserve. As a Utah state-chartered bank that is not a member of the Federal Reserve System, the Bank is separately subject to regulations and supervision by both the UDFI and the FDIC. The Bank’s deposits are federally insured up to the maximum legal limits.
Our banking business is our only business line. Our banking business offers a diverse range of commercial and retail banking products and services, and consists primarily of originating loans in a variety of sectors. Attracting nationwide deposits from the general public, businesses and other financial institutions, and investing those deposits, together with borrowings and other sources of funds, is also critical to our banking business. While our commercial and residential real estate lending and other products and services offered from our branch continue to be concentrated in and around the Salt Lake City, Utah MSA, our third-party loan origination relationships have allowed us to expand into new markets across the United States. These relationships were developed to support our ability to generate significant loan volume across diverse consumer and commercial markets and have been the primary source of our significant growth and superior profitability. Our track record has demonstrated that these factors help deliver superior growth and profitability and that the flexibility inherent in our model enhances our ability to manage credit risk. We gather deposits in the Salt Lake City, Utah MSA through our one branch and nationwide from our Strategic Program service providers, SBA 7(a) borrowers, demand deposits sourced through Lively, Inc., institutional deposit exchanges, and brokered deposit arrangements.
Our financial condition and results of operations depend primarily on our ability to (i) originate loans using our strategic relationships with third-party loan origination platforms to earn interest and noninterest income, (ii) effectively manage credit and other risks throughout the Bank, (iii) attract and retain low cost, stable deposits, and (iv) efficiently operate in compliance with applicable regulations.
Our lending focuses on four main lending areas: (i) SBA 7(a) loans, (ii) Strategic Programs, (iii) residential and commercial real estate and (iv) commercial leasing. For a description and analysis of the Company’s loan categories, see “Financial Condition.”

Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.
Accounting policies, as described in detail in the notes to our consolidated financial statements, included elsewhere in this Report, are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are

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inherently uncertain. Changes in these estimates, which are likely to occur from period to period, or use of different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.
The JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this Report, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.
The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments.
Allowance for Credit Losses. On January 1, 2023, the Company adopted ASU 2016-13, Topic 326 which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. CECL requires the immediate recognition of estimated credit losses expected to occur over the estimated remaining life of the asset. The forward-looking concept of CECL requires loss estimates to consider historical experience, current conditions and reasonable and supportable economic forecasts of future events and circumstances.
The ACL on loans held for investment is the combination of the allowance for credit losses and the reserve for unfunded loan commitments. The allowance for credit losses is reported as a reduction of the amortized cost basis of loans, while the reserve for unfunded loan commitments is included within "other liabilities" on the Consolidated Balance Sheets. The estimate of credit loss incorporates assumptions for both the likelihood and amount of funding over the estimated life of the commitments, including adjustments for current conditions and reasonable and supportable forecasts. Management periodically reviews and updates its assumptions for estimated funding rates. The amortized cost basis of loans does not include accrued interest receivable, which is included in "accrued interest receivable" on the Consolidated Balance Sheets. The "Provision for credit losses" on the Consolidated Statements of Income is a combination of the provision for credit losses and the provision for unfunded loan commitments.
With respect to the Bank's core portfolio which consists of commercial real estate, residential real estate, commercial and industrial, commercial leases and consumer loans, the Bank pools similar loans that are collectively evaluated and determines an appropriate level of general allowance by portfolio segment using a non-discounted cash flow model taking into account probability of default, loss in the event of default, and prepayment speed estimates based on industry specific collected data. The model captures losses over the historical charge-off and prepayment cycle and applies those losses at a loan level over the remaining maturity of the loan. The model then calculates a historical loss rate using the average losses over the reporting period, which is then applied to each segment utilizing a standard reversion rate. With respect to the Bank's active retained Strategic Program loan portfolio, the Bank is using a methodology that compares the actual loan performance of a vintage to the worst performing loans within that vintage, known as the high-water mark. The Bank records the expected credit losses based on the high-water mark loss rate. With respect to the Bank's inactive retained Strategic Program loan portfolio, performance data at the summary level provided by the Strategic Programs is banded by credit profile and original loan term and compared to actual loan performance on a quarterly basis. The expected loss rate is supplemented with adjustments for reasonable and supportable forecasts of relevant economic indicators, including but not limited to national unemployment rate forecasts. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. Also included in the ACL are qualitative factors based on the risks present for each portfolio segment. These qualitative factors include the following that are derived from the Interagency Policy Statement on Allowance for Credit Losses: changes in lending policies and procedures; changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the loan portfolio; changes in the nature and volume of the loan portfolio and in the terms of loans; changes in the experience, ability, and depth of lending management and staff; changes in the volume and severity of past due loans, nonaccrual loans, and classified or graded loans; changes in the quality of the Bank's loan review system; changes in the value of underlying

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collateral for loans that are not collateral-dependent; changes in the level of concentration of credit; changes in the effect of competition, legal, and regulatory requirements on the level of estimated credit losses; and, if applicable, changes in the composition and volume of the loan portfolio due to mergers, acquisitions, and other significant transactions not considered elsewhere. The Bank also considers as an additional qualitative factor any lingering "ripple" effects of the Covid-19 pandemic, including lasting changes to consumer behavior, lending, and society at large. It is also possible that these factors could include social, political, economic, and terrorist events or activities. All of these factors are susceptible to change, which may be significant.
When management identifies loans that do not share common risk characteristics (i.e., are not similar to other loans within a pool) they are evaluated on an individual basis. These loans are not included in the collective evaluation. For loans identified as having a likelihood of foreclosure or that the borrower is experiencing financial difficulty, a collateral dependent approach is used. These are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral. Under CECL, for collateral dependent loans, the Company has adopted the practical expedient method to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.
The CECL methodology requires a significant amount of management judgment in determining the appropriate allowance for credit losses. Several of the steps in the methodology involve judgment and are subjective in nature including, among other things: segmenting the loan portfolio; determining the amount of loss history to consider; selecting predictive econometric regression models that use appropriate macroeconomic variables; determining the methodology to forecast prepayments; selecting the most appropriate economic forecast scenario; determining the length of the reasonable and supportable forecast and reversion periods; estimating expected utilization rates on unfunded loan commitments; and assessing relevant and appropriate qualitative factors. In addition, the CECL methodology is dependent on economic forecasts, which are inherently imprecise and will change from period to period. Although the allowance for credit losses is considered appropriate, there can be no assurance that it will be sufficient to absorb future losses.
In determining an appropriate amount for the allowance, the Bank segments and aggregates the loan portfolio based on common characteristics. The following segments have been identified:
Commercial Real Estate. These loans are generally secured by owner-occupied nonfarm, nonresidential properties, or by other nonfarm, nonresidential properties. Owner-occupied commercial real estate loans are typically repaid first by the cash flows generated by the underlying business. Factors that may influence a business' cash flows include, but are not limited to, demand for its products or services, quality and depth of management, degree of competition, regulatory changes, and general economic conditions. Non-owner occupied commercial real estate loans are generally considered to have a higher degree of credit risk as they may be dependent on the ongoing success and operating viability of a fewer number of tenants who are occupying the property and who may have a greater degree of exposure to economic conditions.
Commercial and Industrial. These loans are generally secured by business assets such as furniture, fixtures, equipment, accounts receivable, inventory, business vehicles, and other business personal property. Commercial and industrial loans are typically repaid first by the cash flows generated by the borrower's business operations. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and resulting positive cash flows. Factors that may influence a business' profitability include, but are not limited to, demand for its products or services, quality and depth of management, degree of competition, regulatory changes, and general economic conditions.
Commercial Leases. Equipment financing and leasing typically involve the use of equipment as collateral for the loan. If the borrower defaults on the loan, the Bank may need to repossess and sell the equipment to recover the outstanding debt. However, the value of the equipment may depreciate over time, or disappear, making it difficult for the Bank to recover the full amount of the loan. In equipment leasing, the residual value of the equipment is an important consideration. The

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residual value is the estimated value of the equipment at the end of the lease term. If the actual value of the equipment is lower than the residual value, the lessor may not be able to recover the full amount of the lease payments.
Construction and Land Development. Risks common to construction loans are cost overruns, changes in market demand for property, supply chain interruption affecting construction materials, inadequate long-term financing arrangements and declines in real estate values. Changes in market demand for property could lead to longer marketing times resulting in higher carrying costs, declining values, and higher interest rates. Risks common to residential lot loans are those similar to other types of real estate construction loans, as many customers finance the purchase of improved lots in anticipation of constructing a 1 to 4 family residence. Accordingly, common risks are changes in market demand for property, supply chain interruption affecting construction materials, inadequate long-term financing arrangements and declines in real estate values. Changes in market demand for property could lead to longer marketing times resulting in higher carrying costs, declining values and higher interest rates.
Consumer. These are loans to individuals for household, family, and other personal expenditures. Consumer loans generally have higher interest rates and shorter terms than residential loans but tend to have higher credit risk due to the type of collateral securing the loan or in some cases the absence of collateral.
Residential Real Estate. These loans are generally secured by 1 to 4 family residential properties. The primary risk characteristics associated with residential mortgage loans typically involve: major living or lifestyle changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as for major medical issues or catastrophic events; and divorce or death. In addition, residential mortgage loans that have adjustable rates could expose the borrower to higher debt service requirements in a rising interest rate environment. Further, real estate values could drop significantly and cause the value of the property to fall below the loan amount, creating additional potential loss exposure for the Bank.
Residential Real Estate Multifamily. Risks common to multifamily loans are poor management, high vacancy rates and regulatory changes. The value of multi-family properties can be impacted by changes in the local real estate market. If property values decline, the Bank may not be able to recover the full amount of the loan if the property needs to be foreclosed.
Strategic Program Loans. Unsecured consumer loans and secured or unsecured business loans issued by the Company through these programs generally follow and are limited to specific predetermined underwriting criteria. Strategic Program loans cover a wide range of borrower credit profiles, loan terms and interest rates. Strategic Program loans generally have higher interest rates and shorter terms similar to consumer loans and tend to have higher credit risk due to the type of collateral securing the loan or in most cases the absence of collateral.
The Company generally places loans on a nonaccrual status when: (1) payment is in default for 90 days or more unless the loan is well secured and in the process of collection; or (2) full repayment of principal and interest is not foreseen. When a loan is placed on nonaccrual status, all accrued and uncollected interest on that loan is reversed. Past-due interest received on nonaccrual loans is not recognized in interest income but is applied as a reduction of the outstanding principal of the loan consistent with the accounting for impaired loans. A loan is relieved of its nonaccrual status when all principal and interest payments are brought current, the loan is well secured, and an analysis of the borrower’s financial condition provides reasonable assurance that the borrower can repay the loan as scheduled.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled interest payments. Impaired loans, identified by classified loan grades (also know as risk rating), are removed from the collectively assessed population and added to the individually assessed population of loans. Within the individually assessed population, the Company determines whether loan repayment is expected from cash flow or from the liquidation of collateral. For individually assessed cash flow based repayment loans, the Company considers the net of the present value of estimated future cash flows using the original loan terms, including the original effective interest rate. Loans that

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experience insignificant payment delays and payment shortfalls are generally not individually evaluated. The Company considers the significance of payment delays on a case-by-case basis, taking into consideration the circumstances of the loan and borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to principal and interest owed. For individually assessed collateral based repayment loans, the Company estimates the net realizable value by evaluating the asset's present fair market value (supported by current independent appraisals or evaluations) less liquidation expenses associated with the asset's sale or disposal. Common liquidation expenses considered are commissions paid to brokers or auctioneers, property taxes, force-placed insurance premiums, legal fees, maintenance costs, and other care and preservation of collateral expenses. Within the strategic program loan portfolio, the Company has Held for Investment ("HFI") strategic programs that it considers active and inactive. Strategic programs are considered active when the Company is continuing to originate and retain vintages of loans with the strategic program. Strategic programs are considered inactive when the Company is no longer originating and retaining vintages of loans with the strategic program. For the inactive HFI strategic programs there may still be outstanding loan balances from previously originated vintages; however, those loan balances decrease month-over-month through a combination of prepayment, charge-off, and regular amortization. For the active HFI strategic programs, the Company evaluates impairment collectively on a vintage basis employing a high-water vintage methodology. For the inactive HFI strategic programs, the Company evaluates impairment collectively by calculating blended loss rates comparing the actual loan tapes against portfolio level data provided by the inactive HFI strategic programs.
Stock-based Compensation. Our historical and outstanding stock-based compensation awards are described in Note 10 in our annual consolidated financial statements included elsewhere in this Report.
We record stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”) and recognize stock-based compensation expense in the period in which an employee or non-employee is required to provide service, which is generally over the vesting period of the individual stock-based payment award. Compensation expense for awards is recognized over the requisite service period on a straight-line basis and we account for forfeitures as they occur. We classify our awards as equity awards and these awards are valued as of the grant date based upon the underlying stock price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends.
The determination of the grant date fair value using an option pricing model is affected principally by our estimated fair value of our common stock and requires us to make a number of other assumptions, including the expected term of the award, the expected volatility of the underlying shares, the risk-free interest rate and the expected dividend yield. The assumptions used in our Black-Scholes option-pricing model represent management’s best estimates at the time of measurement. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective. We will continue to use judgment in evaluating the expected volatility, expected terms and interest rates utilized for our stock-based compensation expense calculations on a prospective basis. If any assumptions change, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:
•Expected Term. The expected term represents the period that our awards are expected to be outstanding. We calculated the expected term using a permitted simplified method, which is based on the vesting period and contractual term for each tranche of awards.
•Expected Volatility. Prior to our initial public offering, the expected volatility was based on the historical share volatility of several comparable publicly traded companies over a period of time equal to the expected term of the awards, as we did not have any trading history to use the volatility of our own common shares. After the completion of our initial public offering, it is no longer necessary to utilize the volatility of comparable publicly traded companies as we now have historical trading volatility data on our own common shares.
•Risk-Free Interest Rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life.

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•Expected Dividend Yield. We have not paid dividends on our common shares nor do we expect to pay dividends in the foreseeable future. Therefore, we used an expected dividend yield of zero.
For the years ended December 31, 2023 and 2022, stock-based compensation expense was $2.0 million and $0.8 million, respectively. As of December 31, 2023, we had $1.4 million of total unrecognized stock-based compensation costs, which we expect to recognize over an estimated weighted-average period of 1.5 years. We expect to continue to grant options and other stock-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.
Income Taxes. We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period.
We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available. Our unrecognized tax benefits, if recognized, would not have an impact on our effective tax rate assuming we continue to maintain a full valuation allowance position. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.
Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. During the years ended December 31, 2023 and 2022, the Company recognized $0.3 million and de minimis interest and penalties, respectively.
Executive Summary
Net income for the year ended December 31, 2023 decreased $7.7 million to $17.5 million when compared to the year ended December 31, 2022 due primarily to a $11.9 million reduction in gain on sale of loans primarily attributable to the Company's increased retention of the guaranteed portion of SBA loans the Company originates to increase the interest income the Company receives from such loans, a $6.6 million reduction in strategic program fees resulting primarily from a decline in loan origination volumes, and an increase in non-interest expense of $1.4 million. Partially offsetting these declines were a $4.6 million reduction in the provision for income taxes, a $3.7 million increase in net interest income, a $1.9 million reduction in the provision for credit losses, and a $2.3 million increase in other miscellaneous income.
The net interest margin was 11.65% for the year ended December 31, 2023, compared to 14.04% for the year ended December 31, 2022. The decline in net interest margin was due primarily to a $26.6 million decrease in the average balances of loans held for sale along with a shift in the Company's deposit portfolio mix from lower costing deposits to higher costing deposits, partially offset by an increase in average yield and balances in the Company's interest bearing deposits.
Total assets increased by $185.4 million to $586.2 million as of December 31, 2023 compared to December 31, 2022. This increase was primarily attributable to increased brokered deposits utilized to fund a $134.3 million increase in net loans receivable, a $23.9 million increase in Strategic Program loans held-for-sale, and a $16.4 million increase in the Company's interest-bearing deposits.

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Originations decreased by $3.0 billion to $4.3 billion for the year ended December 31, 2023 compared to the year ended December 31, 2022 due mainly to adverse market and economic conditions affecting loan purchasers and borrowers.

Results of Operations
Net Income
The following table sets forth the principal components of net income for the periods indicated.

	For the Years Ended December 31,
($ in thousands)	2023	2022
Interest income	$ 64,534	$ 52,329
Interest expense	(9,975)	(1,434)
Provision for loan losses	(11,638)	(13,519)
Non-interest income	21,080	37,411
Non-interest expense	(40,188)	(38,756)
Provision for income taxes	(6,353)	(10,916)
Net income	$ 17,460	$ 25,115
Net income for the year ended December 31, 2023 was $17.5 million, a decrease of $7.7 million, or 30.5%, from net income of $25.1 million for the year ended December 31, 2022. The decrease was primarily attributable to an $11.9 million, or 87.6%, reduction in the gain on sale of loans primarily attributable to the Company's increased retention of the guaranteed portion of SBA loans the Company originates to increase the interest income the Company receives from such loans, lower strategic program fees of $6.6 million, or 29.2%, resulting primarily from a decline in loan origination volume, and an increase of $8.5 million, or 595.5%, in interest expense primarily associated with a shift in our deposit portfolio mix from lower costing deposits to higher costing deposits. Partially offsetting the decrease in net income were an increase in total interest income of $12.2 million, or 23.3%, a reduction in provision for income taxes of $4.6 million, or 41.8%, a decrease of $1.9 million, or 13.9%, in provision for credit losses, and an increase of $2.3 million, or 871.3%, in other miscellaneous income due primarily to an increase of $1.1 million in rental income earned on the Company's operating lease portfolio and a $0.6 million gain on the resolution of a forbearance agreement in the Company's SBA lending program.
Net Interest Income and Net Interest Margin Analysis
Net interest income was the primary contributor to our earnings in 2023 and 2022. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume changes.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as “rate changes.”
For the year ended December 31, 2023, our net interest income increased $3.7 million, or 7.2%, to $54.6 million compared to the year ended December 31, 2022. This increase was primarily due to increases in the yields on all interest earning asset categories and was partially offset by decreases in the loans held-for-sale volume as well as increased rates on our certificate of deposit portfolio. Average interest earning assets increased by $106.0 million, or 29.2%, to $468.5 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, while the related yield on average interest earning assets decreased by 66 basis points to 13.78%. The cost of funds on interest bearing liabilities for the year ended December 31, 2023 increased by 306 basis points to 4.22%, and the average balance in interest bearing liabilities increased by $113.3 million, or 92.0%, to $236.5 million compared to the prior year period. The increase in cost of funds was primarily due to rate increases in time deposits as well as volume growth in our interest bearing demand accounts. Our

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net interest margin decreased to 11.65% for the year ended December 31, 2023 from 14.04% for the year ended December 31, 2022.
Average Balances and Yields. The following table presents average balances for assets and liabilities, the total dollar amounts of interest income from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing the income or expense by the average balances for assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and represent net fees of approximately $1.0 million and $0.1 million for the year ended December 31, 2023 and 2022, respectively. Average balances have been calculated using daily averages.

	Years Ended December 31,
	2023			2022
($ in thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest earning assets:
Interest-bearing deposits with the Federal Reserve, non
U.S. central banks and other banks	$10,866	$5,751	5.19%	$74,920	$1,180	1.58%
Investment securities	14,731	338	2.30%	12,491	208	1.67%
Loans held for sale	39,090	15,051	38.50%	65,737	21,237	32.31%
Loans held for investment	303,784	43,394	14.28%	209,352	29,704	14.19%
Total interest earning assets	468,472	64,534	13.78%	362,500	52,329	14.44%
Non-interest earning assets	25,269			19,325
Total assets	$493,740			$381,825
Interest bearing liabilities:
Demand	$45,454	$1,856	4.08%	$17,564	$531	3.02%
Savings	8,207	51	0.62%	7,310	7	0.10%
Money market accounts	13,665	362	2.65%	26,054	116	0.45%
Certificates of deposit	168,887	7,705	4.56%	71,661	778	1.09%
Total deposits	236,213	9,974	4.22%	122,589	1,432	1.17%
Other borrowings	251	1	0.35%	566	2	0.35%
Total interest bearing liabilities	236,464	9,975	4.22%	123,155	1,434	1.16%
Non-interest bearing deposits	93,126			114,174
Non-interest bearing liabilities	17,250			15,781
Shareholders’ equity	146,901			128,715
Total liabilities and shareholders’ equity	$493,740			$381,825
Net interest income and interest rate spread		$54,559	9.56%		$50,895	13.28%
Net interest margin			11.65%			14.04%
Ratio of average interest-earning assets to average interest- bearing liabilities			198.12%			294.34%

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Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate. The volume column shows the effects attributable to changes in volume. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Years Ended December 31,
	2023			2022
	Increase (Decrease) Due to			Increase (Decrease) Due to
($ in thousands)	Rate	Volume	Total	Rate	Volume	Total
Interest income:
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks	$3,777	$794	$4,571	$1,092	$27	$1,119
Investment securities	88	42	130	9	152	161
Loans held-for-sale	5,549	(11,735)	(6,186)	(4,460)	3,236	(1,224)
Loans held for investment	199	13,491	13,690	1,603	1,427	3,030
Total interest income	9,613	2,592	12,205	(1,756)	4,842	3,086
Interest expense:
Demand	241	1,085	1,326	270	208	478
Savings	43	1	44	(2)	(1)	(3)
Money market accounts	273	(27)	246	25	16	41
Certificates of deposit	4,858	2,069	6,927	(213)	(9)	(222)
Other borrowings	—	(1)	(1)	—	(125)	(125)
Total interest bearing liabilities	5,414	3,127	8,542	80	89	169
Net interest income	$4,199	$(536)	$3,664	$(1,836)	$4,753	$2,917
Provision for Credit Losses
On January 1, 2023, the Company adopted ASU 2016-13, Topic 326 which replaced the incurred loss methodology, allowance for loan losses ("ALL"), with CECL for financial instruments measured at amortized cost and other commitments to extend credit. The provision for credit losses is a charge to income to bring our allowance for credit losses ("ACL") to a level deemed appropriate by management and approved by our board of directors. We determine the provision for credit losses monthly in connection with our evaluation of the adequacy of our ACL. For a description of the factors we considered in determining the ACL see Recently adopted accounting pronouncements - Allowance for Credit Losses presented in Note 1 - "Summary of Significant Accounting Policies" in Part I, Item 1 of this Report.
Our provision for credit losses was $11.6 million and $13.5 million for the years ended December 31, 2023 and 2022, respectively. The decrease of $1.9 million for the year ended December 31, 2023 compared to the prior year was primarily due to an increase in the proportion of loan balances that are guaranteed by the SBA in our loans held for investment portfolio. Although the held for investment loan portfolio balances grew by $135.6 million, the majority of that growth was in loan balances that are guaranteed by the SBA. At December 31, 2023, the Company maintained $131.7 million in loan balances that are guaranteed by the SBA compared to $49.5 million in loan balances that are guaranteed by the SBA balances as of December 31, 2022. Also contributing to the decrease from the prior year was a reduction in strategic program loans held for investment to which higher risk is attributable. In addition, the provision for the prior year period was calculated under the incurred loss model rather than the current expected credit loss methodology as required under ASU 2016-13 and is not necessarily comparable to the provisions charged in 2023.

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Noninterest Income
The largest portion of our noninterest income is associated with our Strategic Program fees. Other sources of noninterest income include gain on sale of loans, SBA loan servicing fees, change in fair value on investment in BFG and other miscellaneous income.
The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,		Change
($ in thousands)	2023	2022	$	%
Noninterest income:
Strategic Program fees	$15,914	$22,467	(6,553)	(29.2)%
Gain on sale of loans, net	1,684	13,550	(11,866)	(87.6)%
SBA loan servicing fees	1,466	1,603	(137)	(8.5)%
Change in fair value on investment in BFG	(600)	(478)	(122)	25.5%
Other miscellaneous income	2,616	269	2,347	872.5%
Total noninterest income	$21,080	$37,411	(16,331)	(43.7)%
For the year ended December 31, 2023, total noninterest income decreased $16.3 million, or 43.7%, to $21.1 million compared to the year ended December 31, 2022. This decrease was primarily due to an $11.9 million, or 87.6%, reduction in the gain on sale of loans primarily attributable to the Company's increased retention of the guaranteed portion of SBA loans the Company originates to increase the interest income the Company receives from such loans and lower strategic program fees of $6.6 million, or 29.2%, primarily resulting from a decline in loan origination volume.
Noninterest Expense
Noninterest expense has increased as we have grown and as we have expanded and modernized our operational infrastructure and continued to implement our plan to build an efficient, integrated fintech banking operation with significant capacity for growth.
The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,		Change
($ in thousands)	2023	2022	$	%
Noninterest expense:
Salaries and employee benefits	$25,751	$24,489	$1,262	5.2%
Professional services	4,961	5,454	(493)	(9.0)%
Occupancy and equipment expenses	3,312	2,204	1,108	50.3%
Impairment of SBA servicing asset	(376)	1,728	(2,104)	(121.8)%
Other operating expenses	6,540	4,881	1,659	34.0%
Total noninterest expense	$40,188	$38,756	$1,432	3.7%
For the year ended December 31, 2023, total noninterest expense increased $1.4 million, or 3.7%, to $40.2 million compared to the year ended December 31, 2022. This increase was primarily due to an increase in other operating expenses primarily related to data processing costs, an increase in salaries and employee benefits related to a higher number of employees, and increased occupancy and equipment expenses related to our increase in commercial operating lease activity, and was partially offset by a recovery on the SBA servicing asset during 2023 that did not occur in the prior year.

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Financial Condition
The following table summarizes selected components of the Company’s consolidated balance sheets as of December 31, 2023 and 2022.

	As of December 31,		Change
($ in thousands)	2023	2022	$	%

Total assets	$586,221	$400,780	$185,441	46.3%
Investment securities held to maturity, at cost	15,388	14,292	1,096	7.7%
Loans receivable, net	358,560	224,217	134,343	59.9%
Deposits	404,833	242,998	161,835	66.6%
Total shareholders' equity	155,056	140,459	14,597	10.4%
Total equity to total assets	26.5%	35.0%		(24.3)%
Weighted average shares outstanding, basic(1)	12,488,564	12,729,898		(1.9)%
Weighted average shares outstanding, diluted(1)	12,909,648	13,357,022		(3.3)%
(1)Average shares presented for December 31, 2023 and December 31, 2022 are for the respective years ended on those dates.
Total assets at December 31, 2023 were $586.2 million, an increase of $185.4 million from December 31, 2022. The increase in total assets was due primarily to increases in loans receivable, net, of $134.3 million, Strategic Program loans held-for-sale of $23.9 million, and cash and cash equivalents of $16.4 million. The decline in the total equity to total assets ratio was primarily due to the asset growth achieved during 2023. The reduction in weighted average basic and diluted shares outstanding was primarily the result of the Company's share repurchase program that was completed during the third quarter of 2023.
Loan Portfolio
We manage our loan portfolio based on factors that include concentrations per loan program and aggregated portfolio, industry selection and geographies. We also monitor the impact of identified and estimated losses on capital as well as the pricing characteristics of each product. The following provides a general description and the risk characteristics relevant to each of the business lines. Each loan is assigned a risk grade during the origination and closing process by credit administration personnel based on criteria described later in this section. We analyze the resulting ratings, as well as other external statistics and factors such as delinquency, to track the migration performance of the portfolio balances. This ratings analysis is performed at least quarterly.
SBA 7(a) Loans
We originate and service loans partially guaranteed by the SBA under its Section 7(a) loan program. SBA 7(a) loans are made to small businesses and professionals throughout the USA. As of December 31, 2023 and December 31, 2022, we had total SBA 7(a) loans of $239.9 million and $145.2 million, respectively, representing 64.5% and 61.4% of our total loans held for investment, respectively. Loans are sourced primarily through our referral relationship with BFG. Although BFG actively markets throughout the USA, because of its physical location in the New York area we have developed a lending presence in the New York and New Jersey geographies. The maximum SBA 7(a) loan amount is $5 million. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow and tertiary is the sale of collateral pledged. These loans may be secured by commercial and residential mortgages as well as liens on business assets. In addition to typical underwriting metrics, we review the nature of the business, use of proceeds, length of time in business and management experience to help us target loans that we believe have lower credit risk. The SBA 7(a) program generally provides 50%, 75%, 85% and 90% guarantees for eligible SBA 7(a) loans. The guaranty is conditional and covers a portion of the risk of payment default by

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the borrower, but not the risk of improper underwriting, closing or servicing by the lender. As such, prudent underwriting, closing and servicing processes are essential to effective utilization of the SBA 7(a) program. Historically, we have generally sold the SBA-guaranteed portion (typically 75% of the principal balance) of a majority of the loans we originate at a premium in the secondary market while retaining all servicing rights and the unguaranteed portion. In light of reduced gain-on-sale premiums and increasing variable loan rates during 2022 and 2023, we retained on our balance sheet a greater percentage of the guaranteed portion of certain SBA loans that we originated than we have historically, which we believe will benefit the Company through stronger government guaranteed held for investment loan growth and an increased recurring stream of interest income and partially offset the related decline in gain-on-sale revenue.
Commercial leases
As of December 31, 2023 and December 31, 2022, we had total commercial leases of $38.1 million and $9.3 million, respectively, representing 10.2% and 3.9% of our total loans held for investment, respectively. Underwriting for smaller ticket credit requests is generally scorecard-based. Underwriting for larger ticket credit requests is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow (when applicable) and tertiary is the sale of collateral pledged. The nature of the business, use of proceeds, length of time in business, management experience, repayment ability, credit history, ratio calculations and assessment of collateral adequacy are all considerations. These leases are generally secured by liens on business assets leased or purchased with Company funds. Historically, we have retained these leases on our balance sheet for investment; however, the Company may occasionally sell leases to certain purchasers.
Commercial, non-real estate
Commercial non-real estate loans consist of loans made to commercial enterprises that are not secured by real estate. As of December 31, 2023 and December 31, 2022, we had total commercial non-real estate loans of $2.5 million and $2.2 million, respectively, representing 0.7% and 0.9% of our total loans held for investment, respectively. Any loan, line of credit, or letter of credit (including any unfunded commitments) and any interest obtained in such loans made by another lender to individuals, sole proprietorships, partnerships, corporations, or other business enterprises for commercial, industrial, agricultural, or professional purposes, not secured by real estate, but not for personal expenditure purposes are included in this category. For example, commercial vehicle term loans and commercial working capital term loans. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow (when applicable) and tertiary is the sale of collateral pledged. The nature of the business, use of proceeds, length of time in business, management experience, repayment ability, credit history, ratio calculations and assessment of collateral adequacy are all considerations. These loans are generally secured by liens on business assets. Historically, we have retained these loans on our balance sheet for investment.
Residential real estate
Residential real estate loans include construction, lot and land development loans that are for the purpose of acquisition and development of property to be improved through the construction of residential buildings, and loans secured by other residential real estate. As of December 31, 2023 and December 31, 2022, we had total residential real estate loans of $38.1 million and $37.8 million, respectively, representing 10.2% and 16.0% of our total loans held for investment, respectively. Construction loans are usually paid off through the conversion to permanent financing from third-party lending institutions. Lot loans may be paid off as the borrower converts to a construction loan. At the completion of the construction project, if the loan is converted to permanent financing by us or if scheduled loan amortization begins, it is then reclassified from construction to single-family dwelling. Underwriting of construction and development loans typically includes analysis of not only the borrower’s financial condition and ability to meet the required debt obligations, but also the general market conditions associated with the area and type of project being funded. These loans are generally secured by mortgages for residential property located primarily in the Salt Lake City, Utah MSA, and we obtain guarantees from responsible parties. Historically, we have retained these loans on our balance sheet for investment.

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Strategic Program loans
We, through our Strategic Program service providers, issue, on a nationwide basis, unsecured consumer and secured or unsecured business loans to borrowers within certain approved credit profiles. Although we have generally sold most of these loans, we may determine to hold more of the funded loans and/or receivables based on a number of factors including the amount of our available capital and risk management considerations. As of December 31, 2023 and December 31, 2022, we had total Strategic Program loans held for investment of $19.4 million and $24.3 million, respectively, representing 5.2% and 10.2% of our total loans held for investment, respectively. Loans originated through these programs are limited to predetermined Bank underwriting criterion, which has been approved by our board of directors. The primary form of repayment on these loans is from personal or business cash flow. Business loans may be secured by liens on business assets, as applicable. We reserve the right to sell any portion of funded loans and/or receivables directly to the Strategic Program service providers or other investors. We generally retain the legal right to service all these loans, but contract with the Strategic Program service provider or another approved sub-servicer to service these loans on our behalf.
Commercial real estate
Commercial real estate loans include loans to individuals, sole proprietors, partnerships, corporations, or other business enterprises for commercial, industrial, agricultural, or professional purposes, secured by real estate, but not for personal expenditure purposes. As of December 31, 2023 and December 31, 2022, we had total commercial real estate loans of $22.8 million and $12.1 million, respectively, representing 6.1% and 5.2% of our total loans held for investment, respectively. The commercial real estate loans that are owner occupied as of December 31, 2023 and December 31, 2022 represent 91.1% and 72.4% of the commercial real estate loans, respectively. Underwriting is generally based on commercial credit metrics where the primary repayment source is borrower cash flow, secondary is personal guarantor cash flow (when applicable) and tertiary is the sale of collateral pledged. The nature of the business, use of proceeds, length of time in business, management experience, repayment ability, credit history, ratio calculations and assessment of collateral adequacy are all considerations. In addition to real estate, these loans may also be secured by liens on business assets. Historically, we have retained these loans on our balance sheet for investment.
Consumer
Consumer lending provides financing for personal, family, or household purposes on a nationwide basis. Most of these loans are originated through our POS platform and come from a variety of sources, including other approved merchant or dealer relationships and lending platforms. As of December 31, 2023 and December 31, 2022, we had total consumer loans of $11.4 million and $5.8 million, respectively, representing 3.1% and 2.5% of our total loans held for investment, respectively. We use a debt-to-income (“DTI”) ratio to determine whether an applicant will be able to service the debt. The DTI ratio compares the applicant’s anticipated monthly expenses and total monthly obligations to the applicant’s monthly gross income. Our policy is to limit the DTI ratio to 45% after calculating interest payments related to the new loan. Loan officers, at their discretion, may make exceptions to this ratio if the loan is within their authorized lending limit. DTI ratios of no more than 50% may be approved subject to an increase in interest rate. Strong offsetting factors such as higher discretionary income or large down payments are used to justify exceptions to these guidelines. All exceptions are documented and reported. While the loans are generally for the purchase of goods which may afford us a purchase money security interest, they are underwritten as if they were unsecured. On larger loans, we may file a Uniform Commercial Code financing form. Historically, we have retained these loans on our balance sheet for investment.
Loan Portfolio Program Summary
Through our diversification efforts we have built a portfolio that we believe positions us to withstand economic shifts. For example, we focus on industries and loan types that have historically lower loss rates such as professional, scientific and technical services (including law firms), non-store retailers (e-commerce), and ambulatory healthcare services.

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The following table summarizes our loan portfolio by loan program as of the dates indicated:

	As of December 31,
	2023		2022
	Amount	% of total loans	Amount	% of total loans
SBA(1)	$239,922	64.5%	$145,172	61.4%
Commercial leases	38,110	10.2%	9,252	3.9%
Commercial, non real estate	2,457	0.7%	2,232	0.9%
Residential real estate	38,123	10.2%	37,815	16.0%
Strategic Program loans	19,408	5.2%	24,259	10.2%
Commercial real estate
Owner occupied	20,798	5.6%	8,733	3.7%
Non-owner occupied	2,025	0.5%	3,330	1.4%
Consumer	11,372	3.1%	5,808	2.5%
Total	$372,215	100.0%	$236,601	100.0%
(1)SBA loans as of December 31, 2023 and December 31, 2022 include $131.7 million and $49.5 million, respectively, of SBA 7(a) loan balances that are guaranteed by the SBA.
Loan Maturity and Sensitivity to Changes in Interest Rates
As of December 31, 2023, $196.0 million, or 52.7%, of the total held for investment loan balance matures in less than five years. Loans maturing in greater than five years totaled $176.2 million as of December 31, 2023. The variable rate portion of our total held for investment loan portfolio at December 31, 2023 was $281.7 million, or 75.7%. The variable rate portion of the total held for investment loans reflects our strategy of minimizing interest rate risk through the use of variable rate products.

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The following tables detail maturities and sensitivity to interest rate changes for our loan portfolio at December 31, 2023:

As of December 31, 2023	Remaining Contractual Maturity Held for Investment
($ in thousands)	One Year or Less	Average Yield/Rate	After One Year and Through Five Years	Average Yield/Rate	After Five Years and Through Fifteen Years	Average Yield/Rate
Fixed rate loans:
SBA	$493	4.39%	$796	9.23%	$1,606	10.45%
Commercial leases	10,073	6.83%	27,413	7.16%	624	7.56%
Commercial, non-real estate	703	5.68%	1,621	5.82%	123	3.76%
Residential real estate	6,230	7.07%	4,653	7.65%	60	4.29%
Strategic Program loans	14,305	125.05%	5,103	82.20%	—	—%
Commercial real estate
Owner occupied	1,976	7.04%	1,725	7.85%	—	—%
Non-owner occupied	101	4.60%	108	3.51%	244	3.48%
Consumer	3,051	6.40%	7,668	5.79%	653	9.17%

Variable rate loans:
SBA	15,720	10.87%	62,367	10.87%	100,880	10.70%
Commercial leases	—	—%	—	—%	—	—%
Commercial, non-real estate	—	—%	—	—%	—	—%
Residential real estate	23,718	9.02%	1,941	5.85%	1,521	4.55%
Strategic Program loans	—	—%	—	—%	—	—%
Commercial real estate
Owner occupied	943	8.91%	3,766	8.91%	7,384	9.00%
Non-owner occupied	1,541	10.50%	—	—%	—	—%
Consumer	—	—%	—	—%	—	—%
Total	$78,854	29.82%	$117,161	12.37%	$113,095	10.48%

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As of December 31, 2023	Remaining Contractual Maturity Held for Investment
($ in thousands)	After Fifteen Years	Average Yield/Rate	Total	Average Yield/Rate
Fixed rate loans:
SBA	$1,143	10.41%	$4,038	9.46%
Commercial leases	—	—%	38,110	7.08%
Commercial, non-real estate	10	3.77%	2,457	5.67%
Residential real estate	—	—%	10,943	7.30%
Strategic Program loans	—	—%	19,408	113.78%
Commercial real estate
Owner occupied	—	—%	3,701	7.42%
Non-owner occupied	31	4.00%	484	3.73%
Consumer	—	—%	11,372	6.15%

Variable rate loans:
SBA	56,917	10.45%	235,884	10.70%
Commercial leases	—	—%	—	—%
Commercial, non-real estate	—	—%	—	—%
Residential real estate	—	—%	27,180	8.54%
Strategic Program loans	—	—%	—	—%
Commercial real estate
Owner occupied	5,004	10.00%	17,097	9.52%
Non-owner occupied	—	—%	1,541	10.50%
Consumer	—	—%	—	—%
Total	$63,105	10.43%	$372,215	15.16%
Nonperforming Assets
Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were contractually due. Loans are placed on nonaccrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether such loans are actually past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also generally place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed from income. Interest income is subsequently recognized only to the extent recoveries received (either from payments received from the customer, derived from the disposition of collateral or from legal action, such as judgment enforcement) exceed liquidation expenses incurred and outstanding principal.
A non-accrual asset may be restored to accrual status when (1) none of its principal and interest is due and unpaid, and we expect repayment of the remaining contractual principal and interest, or (2) when asset otherwise becomes well secured and is not in the process of collection.
Any loan which we deem to be uncollectible, in whole or in part, is charged off to the extent of the anticipated loss. In general, loans that are past due for 90 days or more are charged off unless the loan is both well secured and in the process of collection. We believe our disciplined lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our loan officers, and we also monitor our delinquency levels for any negative or adverse trends. There can be no assurance,

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however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.
The Company had a total of $27.1 million in nonperforming assets and $0.5 million in material loan modifications at December 31, 2023. The amount of nonperforming assets and material loan modifications as of December 31, 2023 include $15.0 million and $0.3 million,respectively,of SBA 7(a) loan balances that are guaranteed by the SBA. The Company had no nonperforming assets and $0.4 million in troubled debt restructurings at December 31, 2022. The amount of troubled debt restructurings as of December 31, 2022 include $0.3 million of SBA 7(a) loan balances that are guaranteed by the SBA. The increase in nonperforming assets from the prior period was primarily attributable to several loans in the SBA7(a)loan portfolio moving to nonperforming status due mainly to the negative impact of elevated interest rates on the Bank's small business borrowers.
The following table provides information with respect to our nonperforming assets at the dates indicated:

December 31, 2023
	Loans Past Due and Still Accruing
($ in thousands)	30-89 Days Past Due	90 Days and Greater	Total	Non- Accrual Loans with no ACL(1)	Non-Accrual Loans with ACL	Current Loans	Total Loans

Construction and land development	$1,648	$297	$1,945	$—	$—	$26,385	$28,330
Residential real estate	23	—	23	1,585	—	49,820	51,428
Residential real estate multifamily	—	—	—	—	—	647	647
Commercial real estate:					—
Owner occupied	—	—	—	21,643	640	164,267	186,550
Non-owner occupied	—	—	—	2,362	—	12,992	15,354
Commercial and industrial	—	—	—	282	—	21,117	21,399
Consumer	81	47	128	—	—	10,860	10,989
Commercial leases	—	—	—	—	—	38,110	38,110
Retained Strategic Program loans	1,953	96	2,049	—	—	17,359	19,408
Total	$3,705	$440	$4,145	$25,872	$640	$341,558	$372,215

(1) Included in the nonaccrual loan balances are $15.0 million of SBA 7(a) loan balances guaranteed by the SBA.
Credit Risk Profile
We believe that we underwrite loans carefully and thoroughly, limiting our lending activities to those products and services where we have the resources and expertise to lend profitably without undue credit risk. We require all loans to conform to policy (or otherwise be identified as exceptions to policy and monitored and reported on, at minimum, quarterly) and be granted on a sound and collectable basis. Loans are made with a primary emphasis on loan profitability, credit risk and concentration exposures.
We are proactive in our approach to identifying and resolving problem loans and are focused on working with the borrowers and guarantors of problem loans to provide loan modifications when warranted. When considering how to best diversify our loan portfolio, we consider several factors including our aggregate and product-line specific concentration risks, our business line expertise, and the ability of our infrastructure to appropriately support the product. While certain product lines generate higher net charge-offs, our exposure is carefully monitored and mitigated by our concentration

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policies and reserved for by the loan loss allowance we maintain. Specifically, retention of certain Strategic Program loans with higher default rates accounts for a disproportionate amount of our charge-offs. In addition to our oversight of the credit policies and processes associated with these programs, we limit within our concentration policies the aggregate exposure of these loans as a percentage of the total loan portfolio, carefully monitor certain vintage loss-indicative factors such as first payment default and marketing channels, and appropriately provision for these balances so that the cumulative charge-off rates remain consistent with management expectations. While the level of nonperforming assets fluctuates in response to changing economic and market conditions, the relative size and composition of the loan portfolio, and our management’s degree of success in resolving problem assets, we believe our proactive stance to early identification and intervention is the key to successfully managing our loan portfolio.
Accurate and timely loan risk grading is considered a critical component of an effective credit risk management system. Loan grades take into consideration the borrower’s financial condition, industry trends, and the economic environment. Loan risk grades are changed as necessary to reflect the risk inherent in the loan. Among other things, we use loan risk grading information for loan pricing, risk and collection management and determining monthly loan loss reserve adequacy. Further, on a quarterly basis, the Loan Committee holds a Loan Risk Grade meeting, wherein all loans in our portfolio are reviewed for accurate risk grading. Any changes are made after the Loan Risk Grade meeting to provide for accurate reporting. Reporting is achieved in Loan Committee minutes, which minutes are reviewed by the Board. We supplement credit department supervision of the loan underwriting, approval, closing, servicing and risk grading process with periodic loan reviews by risk department personnel specific to the testing of controls.
We use a grading system to rank the quality of each loan. The grade is periodically evaluated and adjusted as performance dictates. Loan grades 1 through 4 are passing grades, grade 5 is special mention. Collectively, grades 6 (substandard), 7 (doubtful) and 8 (loss) represent classified loans within the portfolio. The following guidelines govern the assignment of these risk grades. We do not currently grade Strategic Program loans held for investment due to their small balances and homogenous nature. As credit quality for Strategic Program loans have been highly correlated with delinquency levels, the Strategic Program loans are evaluated collectively for impairment.
Grade 1: Pass - Loans fully secured by deposit accounts. Loans where the borrower has strong sources of repayment, generally 5 years or more of consistent employment (or related field) and income history. Debt of the borrower is modest relative to the borrower’s financial strength and ability to pay with a DTI ratio of less than 25%. Cash flow is very strong as evidenced by significant discretionary income amounts. Borrower will consistently maintain 30% of the outstanding debts in deposit accounts with us, often with the right of offset, holds, etc. Loan to value ratios (LTV) will be 60% or less. Loans in this category require very minimal monitoring.
Grade 2: Pass - The borrower has good sources of repayment, generally 3 years or more of consistent employment (or related field) and income history. The debt of the borrower is reasonable relative to the borrower’s financial strength with a DTI ratio of less than 35%. Cash flow is strong as evidenced by exceptional discretionary income amounts. Borrowers will consistently maintain 20% of the outstanding debts in deposit accounts with us. LTV ratios will be 70% or less. These loans require minimal monitoring.
Grade 3: Pass - There is a comfortable primary source of repayment, generally 2 years or more of consistent employment (or related field) and income history. Borrowers may exhibit a mix of strengths and weaknesses. For example, they have either adequate cash flow with higher than desired leverage, or marginal cash flow with strong collateral and liquidity. Borrowers will have DTIs less than 45%. Borrowers will generally maintain deposit accounts with us, but the consistency and amount of the deposits are not as strong as Grades 1 and 2. LTV ratios will be within our guidelines. These loans will be monitored on a quarterly basis.
Grade 4: Pass Watch – There is adequate primary source of repayment, generally employment time or time in a related field is less than 2 years. Borrowers’ debt to income ratios may fall outside of our guidelines or there is minimal excess cash flow. There may be heavy reliance on collateral, or the loan is large, relative to the financial strength of the borrower. The loans may be maintenance intensive requiring closer monitoring.

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Grade 5: Special Mention – A loan in this category has a specific weakness or problem but does not currently present a significant risk of loss or default as to any material terms of the loan or financing agreement. A typical problem could include a documentation deficiency. If the deficiency is corrected the account will be re-graded.
Grade 6: Classified Substandard – A substandard loan has a developing or current weakness or weaknesses that could result in loss or default if deficiencies are not corrected, or adverse conditions arise.
Grade 7: Classified Doubtful – A doubtful loan has an existing weakness or weaknesses that make collection or liquidation in full, on the basis of currently existing facts and conditions, highly questionable and improbable.
Grade 8: Classified Loss – A loss loan has an existing weakness or weaknesses that render the loan uncollectible and of such little value that continuing to carry as an asset on our book is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical nor desirable to defer writing off this basically worthless asset, even though partial recovery may be affected in the future.
The following table presents, as of the period presented, the loan balances by loan program as well as risk rating. No loans were classified as 'Loss' grade during the periods presented.

December 31, 2023	2023	2022	2021	Prior	Revolving Loans	Total
($ in thousands)

Construction and land development
Pass	$12,919	$10,345	$4,354	$97	$—	$27,715
Watch	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—
Substandard	—	615	—	—	—	615
Total	12,919	10,960	4,354	97	—	28,330
Current period gross writeoff	—	—	—	—	—	—

Residential real estate
Pass	2,209	874	1,480	2,947	2,249	9,759
Watch	23,614	12,399	1,661	2,035	—	39,709
Special Mention	—	—	208	11	—	219
Substandard	—	1,585	—	156	—	1,741
Total	25,823	14,858	3,349	5,149	2,249	51,428
Current period gross writeoff	—	(121)	—	(104)	—	(225)

Residential real estate multifamily
Pass	278	263	80	—	—	621
Watch	—	—	—	26	—	26
Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Total	278	263	80	26	—	647
Current period gross writeoff	—	—	—	—	—	—

Commercial real estate owner occupied
Pass	12,566	1,234	854	12,207	—	26,861
Watch	62,360	53,832	11,871	7,654	—	135,717
Special Mention	—	192	—	1,498	—	1,690
Substandard	16,466	3,712	1,066	1,038	—	22,282

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Total	91,392	58,970	13,791	22,397	—	186,550
Current period gross writeoff	(318)	(21)	(97)	(278)	—	(714)

Commercial real estate non-owner occupied
Pass	2,805	1,294	—	419	—	4,518
Watch	4,382	2,635	1,223	234	—	8,474
Special Mention	—	—	—	—	—	—
Substandard	—	2,362	—	—	—	2,362
Total	7,187	6,291	1,223	653	—	15,354
Current period gross writeoff	—	—	—	—	—	—

Commercial and industrial
Pass	2,090	601	744	821	31	4,287
Watch	10,157	4,600	764	930	—	16,451
Special Mention	—	—	—	8	—	8
Substandard	260	—	—	393	—	653
Total	12,507	5,201	1,508	2,152	31	21,399
Current period gross writeoff	(87)	(114)	(122)	(149)	—	(472)

Consumer
Pass	7,792	1,975	637	558	2	10,964
Watch	24	—	—	1	—	25
Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Total	7,816	1,975	637	559	2	10,989
Current period gross writeoff	(3)	(5)	(53)	(7)	—	(68)

Commercial leases
Pass	31,313	6,559	—	238	—	38,110
Watch	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Total	31,313	6,559	—	238	—	38,110
Current-period gross writeoffs	—	—	—	—	—	—

Retained Strategic Program loans
Pass	—	—	—	—	—	—
Watch	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Not Rated	14,506	3,609	1,292	1	—	19,408
Total	14,506	3,609	1,292	1	—	19,408
Current-period gross writeoffs	(3,773)	(6,154)	(1,017)	(2)	—	(10,946)

Total portfolio loans receivable, gross	203,741	108,686	26,234	31,272	2,282	372,215
Total current-period gross writeoffs	(4,181)	(6,415)	(1,289)	(540)	—	(12,425)

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Allowance for Credit Losses
We adopted Financial Accounting Standards Board Accounting Standards Update No. 2016–13, Financial Instruments – Credit Losses (Topic 326), commonly referred to as the “CECL model,” on January 1, 2023.
The estimate of credit loss incorporates assumptions for both the likelihood and amount of funding over the estimated life of the commitments, including adjustments for current conditions and reasonable and supportable forecasts. Management periodically reviews and updates its assumptions for estimated funding rates. Our judgment in determining the adequacy of the ACL is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available and as situations and information change. We evaluate the ACL on a monthly basis and take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions and trends that may affect the borrower’s ability to repay. The quality of the loan portfolio and the adequacy of the ACL is reviewed by regulatory examinations and the Company’s auditors.
Credit losses are charged against the ACL when we believe that the collectability of the principal loan balance is unlikely. Subsequent recoveries, if any, are credited to the ACL when received. The amortized cost basis of loans does not include accrued interest receivable, which is included in "accrued interest receivable" on the Consolidated Balance Sheets. The "Provision for credit losses" on the Consolidated Statements of Income is a combination of the provision for credit losses and the provision for unfunded loan commitments.
The following tables present a summary of changes in the ACL for the periods and dates indicated:

($ in thousands)	Year Ended December 31, 2023
ACL:
Beginning balance	$11,985
Impact of ASU 2016-13 adoption(1)	257
Adjusted beginning balance	12,242
Provision for loan losses	11,525
Charge offs
Construction and land development	—
Residential real estate	(225)
Residential real estate multifamily	—
Commercial real estate	(714)
Commercial and industrial	(472)
Consumer	(68)
Commercial leases	—
Strategic Program loans	(10,946)
Recoveries
Construction and land development	—
Residential real estate	90
Residential real estate multifamily	—
Commercial real estate	379
Commercial and industrial	21
Consumer	2
Commercial leases	—
Strategic Program loans	1,054
Ending balance	$12,888
(1) ASU 2016-13 (CECL) was adopted January 1, 2023.

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($ in thousands)	Year Ended December 31, 2022
ACL(2):
Beginning balance	$9,855
Provision for loan losses	13,519
Charge offs
SBA	(392)
Commercial leases	—
Commercial, non-real estate	—
Residential real estate	—
Strategic Program loans	(11,948)
Commercial real estate	—
Consumer	(66)
Recoveries
SBA	66
Commercial leases	—
Commercial, non-real estate	2
Residential real estate	—
Strategic Program loans	885
Commercial real estate	—
Consumer	64
Ending balance	$11,985
(2) ASU 2016-13 (CECL) was adopted January 1, 2023. The 2022 amounts presented are calculated under the prior accounting standard.
The following tables show the allocation of the ACL as of December 31, 2023, and allowance for loan losses ("ALL") as of December 31, 2022, among loan categories. The ACL related to Strategic Programs constitutes 54.8% of the total ACL while comprising 5.2% of total loans held for investment as of December 31, 2023. The ALL related to Strategic Programs constitutes 55.9% of the total ALL while comprising 10.2% of total loans held for investment as of December 31, 2022.

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The percentage of ACL related to Strategic Program loans retained reflects the increased credit risks associated with certain retained Strategic Program loans.

	December 31, 2023
($ in thousands)	Amount	% of Total Allowance
Construction and land development	$316	2.5%
Residential real estate	956	7.4%
Residential real estate multifamily	6	—%
Commercial real estate
Owner occupied	3,336	25.9%
Non-owner occupied	282	2.2%
Commercial and industrial	361	2.8%
Consumer	211	1.6%
Commercial leases	355	2.8%
Strategic Program loans	7,065	54.8%
Total	$12,888	100.0%

	December 31, 2022
($ in thousands)	Amount	% of Total Allowance
SBA	$4,294	35.8%
Commercial leases	345	2.9%
Commercial, non real estate	56	0.5%
Residential real estate	497	4.2%
Strategic Program loans	6,701	55.9%
Commercial real estate	27	0.2%
Consumer	65	0.5%
Total	$11,985	100.0%

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The following table reflects the ratios of the ACL to total loans held for investment ("LHFI"), nonaccrual loans to total loans held for investment, and the ACL to nonaccrual loans by CECL loan category as of December 31, 2023.

	ACL to Total LHFI	Nonaccrual loans to Total LHFI	ACL to Nonaccrual loans
Construction and land development	1.1%	— %	— %
Residential real estate	1.9%	3.1%	60.3%
Residential real estate multifamily	1.0%	— %	— %
Commercial real estate
Owner occupied	1.8%	11.6%	15.4%
Non-owner occupied	1.8%	15.4%	12.0%
Commercial and industrial	1.7%	1.3%	128.2%
Consumer	1.9%	— %	— %
Commercial leases	0.9%	— %	— %
Strategic Program loans	36.4%	— %	— %
Total	3.5%	7.0%	49.8%
The following table reflects the ratios of the ALL to total loans held for investment, nonaccrual loans to total loans held for investment, and the ALL to nonaccrual loans by loan category as of December 31, 2022.

($ in thousands)	ALL to Total LHFI	Nonaccrual to Total LHFI	ALL to Nonaccrual loans
SBA	3.0%	— %	— %
Commercial leases	4.3%	— %	— %
Commercial, non-real estate	— %	— %	— %
Residential real estate	1.3%	— %	— %
Strategic Program loans	27.6%	— %	— %
Commercial real estate	0.2%	— %	— %
Consumer	1.1%	— %	— %
Total	5.1%	— %	— %
The decrease in ACL/ALL to total loans held for investment for the periods presented above was primarily due to growth in the SBA 7(a) loan balances with $131.7 million and $49.5 million of loan balances guaranteed by the SBA at December 31, 2023 and 2022, respectively. The increase in nonaccrual loans to loans held for investment and the increase in ACL to nonaccrual loans ratios from December 31, 2022 to December 31, 2023 was primarily related to a small number of large SBA loans that were moved to nonaccrual status during 2023.
The following table reflects the ratio of net charge-offs to average loans outstanding by loan category, as of the dates indicated.

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	For the Years Ended
	December 31, 2023			December 31, 2022
($ in thousands)	Net Charge- Offs (Recoveries)	Average Loans	NCO to Average Loans	Net Charge- Offs (Recoveries)	Average Loans	NCO (Recovery) to Average Loans
SBA	903	196,835	0.5%	326	132,199	0.2%
Commercial leases	—	22,227	—%	—	4,483	—%
Commercial, non-real estate	(1)	3,247	—%	(2)	3,079	(0.1)%
Residential real estate	—	31,906	—%	—	27,937	—%
Strategic program loans	9,892	21,483	46.0%	11,063	27,378	40.4%
Commercial real estate	19	19,716	0.1%	—	8,912	—%
Consumer	66	8,369	0.8%	2	5,364	—%
Total	10,879	303,783	7.2%	11,389	209,352	11.0%
Due primarily to the increase in our average loans held for investment balances, the ratio of net charge-offs to average loans outstanding by loan category was lower during the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase in the ratio for Strategic Programs loans was primarily due to a reduction in the average loan balances in the year ended December 31, 2023.
Interest-Bearing Deposits in Other Banks
Our interest-bearing deposits in other banks increased to $116.6 million at December 31, 2023 from $100.2 million at December 31, 2022, an increase of $16.4 million, or 16.4%. This increase was primarily due to an increase in brokered time deposit balances. Interest-bearing deposits in other banks have generally been the primary repository of the liquidity we use to fund our operations. Aside from minimal balances held with our correspondent banks, the majority of our interest-bearing deposits in other banks was held directly with the Federal Reserve.
Securities
We use our securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements.
We classify investment securities as either held-to-maturity or available-for-sale based on our intentions and the Company’s ability to hold such securities until maturity. In determining such classifications, securities that we have the positive intent and the ability to hold until maturity are classified as held-to-maturity and carried at amortized cost. All other securities are designated as available-for-sale and carried at estimated fair value with unrealized gains and losses included in shareholders’ equity on an after-tax basis. For the year presented, all securities were classified as held-to-maturity.

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The following table summarizes the contractual maturities, amortized cost, and weighted average yields of investment securities at December 31, 2023.

	As of December 31, 2023
	After Five to Ten Years Weighted		After Ten Years Weighted
($ in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Total Amortized Cost
Mortgage-backed securities	$1,975	2.7%	$4,984	1.8%	$6,959
Collateralized mortgage obligations	770	3.3%	7,659	3.2%	8,429
Total	$2,745	2.8%	$12,643	2.7%	$15,388
The weighted average yield of investment securities is the sum of all interest that the investments generate, divided by the sum of the book value.
There were no calls, sales or maturities of securities during the years ended December 31, 2023 and December 31, 2022.
At December 31, 2023, there were 19 securities, consisting of nine collateralized mortgage obligations and 10 mortgage-backed securities, in an unrealized loss position as of December 31, 2023 and 17 securities, consisting of eight collateralized mortgage obligations and nine mortgage-backed securities, in an unrealized loss position as of December 31, 2022.
Total Liabilities
Total liabilities increased from $260.3 million at December 31, 2022 to $431.2 million at December 31, 2023 primarily due to an increase in total deposits.
Deposits
Deposits are the major source of funding for the Company. We offer a variety of deposit products including interest and noninterest bearing demand accounts, HSA demand deposits sourced through Lively, Inc., money market and savings accounts and certificates of deposit, all of which we market at competitive pricing. We generate deposits from our customers on a relationship basis and through access to national institutional and brokered deposit sources. We also generate deposits in relation to our Strategic Programs in the form of reserve accounts as discussed above. These deposits add an element of flexibility in that they tend to increase or decrease in relation to the size of our Strategic Program loan portfolio. In addition to the reserve account, some Strategic Program loan originators maintain operating deposit accounts with us.

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The following tables present the end of period and average balances of our deposit portfolio for the periods indicated (average balances have been calculated using daily averages):

	December 31, 2023		December 31, 2022
($ in thousands)	Total	Percent	Total	Percent
Period end:
Noninterest-bearing demand deposits	$95,486	23.6%	$78,817	32.5%
Interest-bearing deposits:
Demand	50,058	12.4%	50,746	20.8%
Savings	8,633	2.1%	8,289	3.4%
Money markets	11,661	2.9%	10,882	4.5%
Time certificates of deposit	238,995	59.0%	94,264	38.8%
Total period end deposits	$404,833	100.0%	$242,998	100.0%

	For the Years Ended
	December 31, 2023			December 31, 2022
($ in thousands)	Total	Weighted Average rate paid	Percent of total	Total	Weighted Average rate paid	Percent of total
Average:
Noninterest-bearing demand deposits	$93,126	—%	28.3%	$114,174	—%	48.2%
Interest-bearing deposits:
Demand	45,454	4.08%	13.8%	17,564	3.02%	7.4%
Savings	8,207	0.62%	2.5%	7,310	0.10%	3.1%
Money market	13,665	2.65%	4.1%	26,054	0.45%	11.0%
Time certificates of deposit	168,887	4.56%	51.3%	71,661	1.09%	30.3%
Total average deposits	$329,339	3.03%	100.0%	$236,763	0.61%	100.0%
Our deposits increased to $404.8 million as of December 31, 2023 from $243.0 million as of December 31, 2022, an increase of $161.8 million, or 66.6%. This increase was primarily due to an increase in brokered time deposits and noninterest-bearing demand deposits utilized in the funding of our lending programs.
As an FDIC-insured institution, our deposits are insured up to applicable limits by the DIF of the FDIC. The Dodd-Frank Act raised the limit for federal deposit insurance to $250,000 for most deposit accounts and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000. Our total uninsured deposits were $136.9

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million and $108.4 million as of December 31, 2023 and December 31, 2022, respectively. The maturity profile of our uninsured time deposits, those amounts that exceed the FDIC insurance limit, at December 31, 2023 is as follows:

December 31, 2023
($ in thousands)	Three months or less	More than three months to six months	More than six months to twelve months	More than twelve months	Total
Time deposits, uninsured	$ 627	$ 184	$ 32	$ 1,154	$ 1,997

Liquidity and Capital Resources
Liquidity Management
Liquidity management is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, the sale of loans, repayment of loans and net profits. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments, loan sales and security sales are greatly influenced by general interest rates, economic conditions, and competition.
Our primary source of funds to originate new loans is derived from deposits. Deposits are comprised of core and noncore deposits. We use brokered deposits and a rate listing service to advertise rates to banks, credit unions, and other institutional entities. We designate deposits obtained from this source as Institutional Deposits. To attract deposits from local and nationwide consumer and commercial markets, we historically paid rates at the higher end of the market, which we have been able to pay due to our high margin and technology-oriented business model. We utilize rate listing services and website advertising to attract deposits from consumer and commercial sources.
We regularly evaluate new, core deposit products. We intend to have various term offerings to match our funding needs. With no current plans to expand our brick-and-mortar branch network, online and mobile banking offers a means to meet customer needs and better efficiency through technology compared to traditional branch networks. We believe that the rise of mobile, online banking, and integrated fintech banking solutions provides us the opportunity to further leverage the technological competency we have demonstrated in recent years.
We regularly adjust our investment in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management, funds management and liquidity policies. The objective of the liquidity policy is to reduce the risk to our earnings and capital arising from the inability to meet obligations in a timely manner. This entails ensuring sufficient funds are available at a reasonable cost to meet potential demands from both fund providers and borrowers. Liquid assets, defined as cash and due from banks and interest bearing deposits, were 20.0% of total assets at December 31, 2023.
We primarily utilize short-term and long-term borrowings to supplement deposits to fund our lending and investment activities, each of which is discussed below. At December 31, 2023, we had the ability to access $11.4 million from the Federal Reserve Bank’s Discount Window and $0.8 million from the Federal Reserve Bank's Bank Term Funding Program on a collateralized basis. Through Zions Bank, the Bank had an unsecured line available of $5.0 million at December 31, 2023. The Bank had an available unsecured line of credit with Bankers’ Bank of the West to borrow up to $1.1 million in overnight funds. We also maintain a $30.5 million line of credit with Federal Home Loan Bank, secured by specific pledged loans. We had no outstanding balances on such unsecured or secured lines of credit as of December 31, 2023. In long term borrowings, we had $0.2 million outstanding at December 31, 2023 related to the PPPLF. The PPPLF is secured by pledged PPP loans.

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Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2023, liquid assets (defined as cash and due from banks and interest bearing deposits), consisting of cash and due from banks, totaled $117.0 million. We believe that our liquid assets combined with the available lines of credit provide adequate liquidity to meet our current financial obligations for at least the next 12 months.

Our consolidated financial statements and related notes, which have been prepared in accordance with GAAP, require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is primarily reflected in the increased cost of operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.
Capital Resources
Shareholders’ equity increased $14.6 million to $155.1 million at December 31, 2023 compared to $140.5 million at December 31, 2022. The increase in shareholders’ equity was primarily attributable to net income of $17.5 million recognized for the year ended December 31, 2023. Exercised stock options and stock-based compensation increased additional paid-in capital in the aggregate by approximately $2.1 million while the repurchase of common stock and the adoption of ASC 2016-13 (CECL) reduced additional paid-in capital by approximately $4.7 million and $0.2 million, respectively, for the year ended December 31, 2023.
We use several indicators of capital strength. The most commonly used measure is total equity to total assets, which was 26.5% and 35.0% as of December 31, 2023 and December 31, 2022, respectively.
Our return on average equity was 11.9% and 19.6% for the years ended December 31, 2023 and 2022, respectively. Our return on average assets was 3.5% and 6.4% for the years ended December 31, 2023 and 2022, respectively.
We seek to maintain adequate capital to support anticipated asset growth, operating needs and unexpected risks, and to ensure that we are in compliance with all current and anticipated regulatory capital guidelines. Our primary sources of new capital include retained earnings and proceeds from the sale and issuance of capital stock or other securities. Expected future use or activities for which capital may be set aside include balance sheet growth and associated relative increases in market or credit exposure, investment activity, potential product and business expansions, acquisitions and strategic or infrastructure investments.
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Under the prompt corrective action rules, an institution is deemed “well capitalized” if its Tier 1 leverage ratio, Common Equity Tier 1 ratio, Tier 1 Capital ratio, and Total Capital ratio meet or exceed 5%, 6.5%, 8%, and 10%, respectively. On September 17, 2019, the federal banking agencies jointly finalized a rule intending to simplify the regulatory capital requirements described above for qualifying community banking organizations that opt into the Community Bank Leverage Ratio framework, as required by Section 201 of the Regulatory Relief Act. The Bank has elected to opt into the Community Bank Leverage Ratio framework starting in 2020. Under these new capital requirements the Bank must maintain a leverage ratio greater than 9.0% for each year beginning in 2022.
As of December 31, 2023 and December 31, 2022, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that

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notification we believe have changed the Bank’s category). The following table sets forth the actual capital amounts and ratios for the Bank and the amount of capital required to be categorized as well-capitalized as of the dates indicated.
The following table presents the regulatory capital ratios for the Bank as of the dates indicated:

	As of
Capital Ratios	December 31, 2023	December 31, 2022	Well- Capitalized Requirement
Leverage Ratio (under CBLR)	20.7%	25.1%	9.0%

Contractual Obligations
We have contractual obligations to make future payments on debt and lease agreements. While our liquidity monitoring and management consider both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on future obligations and summarizes our contractual obligations as of December 31, 2023.

($ in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
Contractual Obligations
Deposits without stated maturity	$145,544	$145,544	$—	$—	$—
Time deposits	238,995	76,322	92,494	69,640	539
Long term borrowings(1)	190	—	190	—	—
Operating lease obligations	6,663	1,104	2,204	2,338	1,017
Total	$391,392	$222,970	$94,888	$71,978	$1,556
(1)Balances in this category pertain to the PPPLF and are fully-collateralized with PPP loans
Off-Balance Sheet Items
In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated statements of financial condition. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit, which involves, to varying degrees, elements of credit risk and interest rate risk exceeding the amounts recognized in our consolidated statements of financial condition. Our exposure to credit loss is represented by the contractual amounts of these commitments. The same credit policies and procedures are used in making these commitments as for on-balance sheet instruments. We are not aware of any accounting loss to be incurred by funding these commitments; if required, we would maintain an allowance for off-balance sheet credit risk which would be recorded in other liabilities on the consolidated balance sheets.
Our commitments to extend credit as of the dates indicated are summarized below. Since commitments associated with commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

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	As of December 31,
($ in thousands)	2023	2022
Revolving, open-end lines of credit	$1,630	$1,683
Commercial real estate	17,421	17,886
Other unused commitments	724	253
Total commitments	$19,775	$19,822

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures
One of the financial measures included in this Report is not a measure of financial performance recognized by GAAP. This non-GAAP financial measure is “tangible book value per share.” Our management uses this non-GAAP financial measure in its analysis of our performance.
•“Tangible book value per share” is defined as book value per share less goodwill and other intangible assets, divided by the outstanding number of common shares at the end of each period. The most directly comparable GAAP financial measure is book value per share. We had no goodwill or other intangible assets as of any of the dates indicated. We have not considered loan servicing rights or loan trailing fee asset as intangible assets for purposes of this calculation. As a result, tangible book value per share is the same as book value per share as of each of the dates indicated.
We believe this non-GAAP financial measure provides useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measure has a number of limitations. As such, you should not view this measure as a substitute for results determined in accordance with GAAP, and such measure is not necessarily comparable to non-GAAP financial measures that other companies use.
Recently Issued Accounting Pronouncements
See our consolidated financial statements included elsewhere in this Report for a full description of recent accounting pronouncements, including the respective expected dates of adoption and anticipated effects on our results of operations and financial condition.
Item 7A.    Quantitative and Qualitative Disclosures About Market Risk
Under the filer category of “smaller reporting company,” as defined in Rule 12b-2 of the Exchange Act, the Company is not required to provide information requested by Part II, Item 7A of this Report.

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Item 8.    Financial Statements and Supplementary Data

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
FinWise Bancorp and Subsidiaries
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of FinWise Bancorp and Subsidiaries (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of income, changes in shareholder’s equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Notes 1 and 3 to the consolidated financial statements, the Company has changed its method of accounting for credit losses due to the adoption of Accounting Standards Update No. 2016-13, Financial Instruments - Credit Losses.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP
Spokane, Washington
March 25, 2024
We have served as the Company’s auditor since 2018.

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FinWise Bancorp
Consolidated Balance Sheets
(in thousands, except share and par value amounts)

	December 31,
	2023	2022
ASSETS
Cash and cash equivalents
Cash and due from banks	$ 411	$ 386
Interest-bearing deposits	116,564	100,181
Total cash and cash equivalents	116,975	100,567
Investment securities held-to-maturity,net of allowance for credit losses of none, (fair value of $13.8 million and $12.7 million, respectively)	15,388	14,292
Investment in Federal Home Loan Bank (FHLB) stock, at cost	238	449
Strategic Program loans held-for-sale, at lower of cost or fair value	47,514	23,589
Loans receivable, net of allowance for credit losses of $12.9 million and $12.0 million, respectively	358,560	224,217
Premises and equipment, net	14,630	9,478
Accrued interest receivable	3,573	1,818
Deferred taxes, net	—	1,167
Small Business Administration servicing asset, net	4,231	5,210
Investment in Business Funding Group (BFG), at fair value	4,200	4,800
Operating lease right-of-use (“ROU”) assets	4,293	5,041
Income taxes receivable, net	2,400	—
Other assets	14,219	10,152
Total assets	$ 586,221	$ 400,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$ 95,486	$ 78,817
Interest-bearing	309,347	164,181
Total deposits	404,833	242,998
Accrued interest payable	619	54
Income taxes payable, net	1,873	1,077
Deferred taxes, net	748	—
Paycheck Protection Program Liquidity Facility	190	314
Operating lease liabilities	6,296	7,020
Other liabilities	16,606	8,858
Total liabilities	431,165	260,321

Commitments and contingencies (Note 8)

Shareholders’ equity
Preferred stock, $0.001 par value, 4,000,000 authorized; no shares issued and outstanding as of December 31, 2023 and December 31, 2022	—	—
Common stock, $0.001 par value, 40,000,000 shares authorized; 12,493,565 and 12,831,345 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	12	13
Additional paid-in-capital	51,200	54,614
Retained earnings	103,844	85,832
Total shareholders’ equity	155,056	140,459
Total liabilities and shareholders’ equity	$ 586,221	$ 400,780
The accompanying notes are an integral part of these consolidated financial statements.

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FinWise Bancorp
Consolidated Statements of Income
(in thousands, except share and per share amounts)

	For the Years Ended December 31,
	2023	2022
Interest income
Interest and fees on loans	$ 58,445	$ 50,941
Interest on securities	338	208
Other interest income	5,751	1,180
Total interest income	64,534	52,329

Interest expense
Interest on deposits	9,974	1,432
Interest on PPP Liquidity Facility	1	2
Total interest expense	9,975	1,434
Net interest income	54,559	50,895

Provision for credit losses	11,638	13,519
Net interest income after provision for loan losses	42,921	37,376

Non-interest income
Strategic Program fees	15,914	22,467
Gain on sale of loans, net	1,684	13,550
SBA loan servicing fees	1,466	1,603
Change in fair value on investment in BFG	(600)	(478)
Other miscellaneous income	2,616	269
Total non-interest income	21,080	37,411

Non-interest expense
Salaries and employee benefits	25,751	24,489
Professional services	4,961	5,454
Occupancy and equipment expenses	3,312	2,204
(Recovery) impairment of SBA servicing asset	(376)	1,728
Other operating expenses	6,540	4,881
Total non-interest expense	40,188	38,756
Income before provision for income tax	23,813	36,031

Provision for income taxes	6,353	10,916
Net income	$ 17,460	$ 25,115

Earnings per share, basic	$ 1.38	$ 1.96
Earnings per share, diluted	$ 1.33	$ 1.87

Weighted average shares outstanding, basic	12,488,564	12,729,898
Weighted average shares outstanding, diluted	12,909,648	13,357,022
The accompanying notes are an integral part of these consolidated financial statements.

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FinWise Bancorp
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands, except share amounts)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Shareholders’ Equity
Balance at December 31, 2021	12,772,010	$ 13	$ 54,836	$ 60,593	$ 115,442
Stock-based compensation expense	123,055	—	778	—	778
Common stock repurchased	(120,000)	—	(1,260)	124	(1,136)
Stock options exercised	56,280	—	260	—	260
Net Income	—	—	—	25,115	25,115
Balance at December 31, 2022	12,831,345	$ 13	$ 54,614	$ 85,832	$ 140,459
Impact of the adoption of ASC 326 Credit Losses	—	—	—	(212)	(212)
Stock-based compensation expense	168,821	—	2,046	—	2,046
Stock options exercised	17,640	—	44	—	44
Common stock repurchased	(524,241)	(1)	(5,504)	764	(4,741)
Net Income	—	—	—	17,460	17,460
Balance at December 31, 2023	12,493,565	$ 12	$ 51,200	$ 103,844	$ 155,056
The accompanying notes are an integral part of these consolidated financial statements.

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FinWise Bancorp
Consolidated Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income	$ 17,460	$ 25,115

Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	3,811	2,107
Provision for credit losses	11,638	13,519
Noncash operating lease cost	748	2,339
Net amortization in securities discounts and premiums	1	28
Capitalized servicing assets	(150)	(4,087)
Capitalized loan trailing fee asset	—	(2,347)
Gain on sale of loans, net	(1,684)	(13,550)
Originations of Strategic Program loans held-for-sale	(4,077,855)	(6,974,133)
Proceeds on Strategic Program loans held-for-sale	4,053,929	7,011,292
Change in fair value of BFG	600	478
(Recovery) impairment of SBA servicing asset	(376)	1,728
Stock-based compensation expense	2,046	778
Deferred income tax benefit	1,915	656
Net changes in:
Accrued interest receivable	(1,755)	(270)
Accrued interest payable	565	6
Other assets	(6,448)	(299)
Operating lease liabilities	(724)	(360)
Other liabilities	8,544	(1,847)
Net cash provided by operating activities	12,265	61,153

Cash flows from investing activities:
Net increase in loans receivable	(114,902)	(17,330)
Purchase of lease pools	(29,606)	(8,754)
Investment in equity investment	(18)	(191)
Distributions from BFG	—	622
Purchase of bank premises and equipment, net	(7,458)	(7,213)
Proceeds from maturities and paydowns of securities held-to-maturity	1,843	1,954
Purchases of securities held to maturity	(2,939)	(4,851)
Purchase of FHLB stock	210	(71)
Net cash used in investing activities	(152,870)	(35,834)

Cash flows from financing activities:
Net increase (decrease) in deposits	161,835	(8,894)
Common stock repurchased	(4,741)	(1,136)
Proceeds from exercise of stock options	44	260
Repayment of PPP Liquidity Facility	(125)	(736)
Net cash provided by (used in) financing activities	157,013	(10,506)

Net change in cash and cash equivalents	16,408	14,813
Cash and cash equivalents, beginning of the period	100,567	85,754
Cash and cash equivalents, end of the period	$ 116,975	$ 100,567

Supplemental disclosures of cash flow information:
Cash paid during the period
Income taxes	$6,626	$9,360
Interest	$9,410	$1,428

Supplemental disclosures of noncash operating activities:
Right-of-use assets obtained in exchange for operating lease liabilities (ASC 842 adoption effective January 1, 2022)	$—	$7,380
Impact of current expected credit loss model (ASU 2016-13 adoption effective January 1, 2023)	$283	$—
The accompanying notes are an integral part of these consolidated financial statements.

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FinWise Bancorp
Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Nature of business and organization – FinWise Bancorp is a Utah Corporation headquartered in Murray, Utah and operates all business activities through its wholly-owned subsidiaries FinWise Bank, f/k/a Utah Community Bank and FinWise Investment, LLC. FinWise Bank was incorporated in the state of Utah on May 7, 1999. FinWise Bancorp, f/k/a All West Bancorp, was incorporated in the state of Utah on October 22, 2002, after which, it acquired 100% of FinWise Bank. As of March 4, 2016, FinWise Bank’s articles of incorporation were amended to rename the entity FinWise Bank. As of March 15, 2021, FinWise Bancorp’s articles of incorporation were amended and restated to rename the entity FinWise Bancorp. References herein to “FinWise Bancorp,” “Bancorp” or the “holding company,” refer to FinWise Bancorp on a standalone basis. The word “Company” refers to FinWise Bancorp, FinWise Investment, LLC, and FinWise Bank collectively and on a consolidated basis. References to the “Bank” refer to FinWise Bank on a standalone basis.
The Bank provides a full range of banking services to individual and commercial customers. The Bank’s primary source of revenue is from loans including consumer, Small Business Administration (SBA), commercial, commercial real estate, and residential real estate. The Bank also has established Strategic Programs with various third-party loan origination platforms that use technology to streamline the origination of unsecured consumer and secured or unsecured business loans to borrowers within certain approved credit profiles. The Bank earns monthly program fees based on the volume of loans originated in these Strategic Programs, as well as interest during the time the Bank holds the loans.
The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those agencies.
Significant concentrations of credit risk – All of the Company's activities are with customers located throughout the United States. The Company has concentrations in SBA loans, Strategic Program loans, and residential real estate loans. Accordingly, their ultimate collectability is particularly susceptible to changes in market conditions.
Ongoing analysis of the Company's loan portfolio is performed to evaluate whether there is any significant exposure to an individual borrower or group(s) of borrowers as a result of any concentrations of credit risk. Such credit risks (whether on- or off-balance sheet) may occur when groups of borrowers or counterparties have similar economic characteristics and are similarly affected by changes in economic or other conditions. Credit risk also includes the loss that would be recognized subsequent to the reporting date if counterparties failed to perform as contracted. As of December 31, 2023 and 2022, the Company analyzed its exposure to credit risks and concluded that no significant exposure exists from such concentrations of credit risk.
Principles of consolidation – The consolidated financial statements include the account of FinWise Bancorp and its wholly-owned subsidiaries, FinWise Investment, LLC and FinWise Bank. All significant inter-company balances and transactions have been eliminated in consolidation.
Out-of-period adjustments – During the first quarter of 2022, the Company recognized a $(0.8) million ($(0.6) million net of tax) reduction of interest and fees on loans and loans receivable, net as an out-of-period adjustment. The impact associated with this correction was not considered material to the interim unaudited consolidated financial statements for the year ended December 31, 2022, or the financial statements of any previously filed interim or annual periods.
During the third quarter of 2022, the Company identified an error in the calculation of the Company’s tax provision which understated income tax expense for previously reported financial statements. The error was related to an incorrect application of Section 162(m) of the Internal Revenue Code, which limits tax deductions relating to executive compensation of certain executives of publicly held companies. The Company recorded an out-of-period adjustment during the third quarter of 2022 to correct the previously understated income tax expense. The adjustment resulted in a decrease to after-tax income of $(0.9) million for the year ended December 31, 2022. The impact associated with this correction was

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not considered material to the interim unaudited consolidated financial statements for the three months ended September 30, 2022, year ended December 31, 2022, or the financial statements of any previously filed interim or annual periods.
During the fourth quarter of 2022, the Company established a new loan trailing fee asset which is included in “Other assets” on the Consolidated Balance Sheets of approximately $2.3 million and recognized $2.1 million in gain on sale of loans ($1.5 million net of tax) as an out-of-period adjustment of which $1.2 million ($0.9 million net of tax) would have been recorded in the first three quarters of 2022 with the remaining $0.9 million ($0.6 million net of tax) associated with years prior to 2022. Before this correction, the loan trailing fees had been recognized in revenue during the month payment was owed by the Strategic Program rather than as a gain to be recognized upon sale of the loan receivables. The impact associated with this correction was not considered material to the interim unaudited consolidated financial statements for the year ended December 31, 2022, or the financial statements of any previously filed interim or annual periods.
Use of estimates – In preparing the consolidated financial statements in accordance with Generally Accepted Accounting Principles (GAAP), management is required to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the date of the consolidated balance sheets and certain revenues and expenses for the period. Actual results could differ, either positively or negatively, from those estimates.
Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for credit losses (ACL), the determination of the fair value of certain financial instruments, deferred income tax assets and stock-based compensation.
Management believes the ACL is adequate. While management uses currently available information to recognize credit losses on loans, future additions to the allowance may be necessary based on economic conditions and individual credit deterioration.
Cash and Cash Equivalents – For purposes of reporting cash flows, the Company defines cash and cash equivalents as cash, cash due from banks, interest-bearing deposits in other banks, other interest-bearing deposits, and federal funds sold.
The Company maintains its cash in deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.
Federal Reserve Board Regulations require maintenance of certain minimum reserve balances based on certain average deposits; however, on March 15, 2020, the Federal Reserve announced that reserve requirement ratios would be reduced to zero percent effective March 26, 2020, due to economic conditions, which eliminated the reserve requirement for all depository institutions. The reserve requirement is still at zero percent as of December 31, 2023.
Investments
Investment securities – Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Company did not hold any available for sale securities at December 31, 2023 or 2022.
Management no longer evaluates securities for other-than-temporary impairment after the adoption of ASU 2016-13, Topic 326 which changed the accounting for recognizing impairment on available for sale and held to maturity debt securities. Each quarter management evaluates impairment where there has been a decline in fair value below the amortized cost basis of a security to determine whether there is a credit loss associated with the decline in fair value. Management considers the nature of the collateral, potential future changes in collateral values, default rates, delinquency rates, third-party guarantees, credit ratings, interest rate changes since purchase, volatility of the security's fair value and historical loss information for financial assets secured with similar collateral among other factors. Credit losses are calculated individually, rather than collectively, using a discounted cash flow method, whereby management compares the present value of expected cash flows with the amortized cost basis of the security. The credit loss component recognized through the Provision for Credit Losses on the Consolidate Statement of Income. (See Note 2 - Investments.)

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Equity method investments – Ownership interests in entities for which the Company has significant influence that are not consolidated are accounted for as equity method investments. SEC Staff Announcement: Accounting for Limited Partnership Investments (codified in Accounting Standards Codification (“ASC”) 323-30-S99-1) guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The SEC staff’s position is that investments in limited partnerships and limited liability companies of greater than 3% to 5% are considered more than minor and, therefore, should be accounted for using the equity method or fair value option and are not required to be consolidated. The Company concluded that, consistent with its accounting policy, the Company’s level of ownership in Business Funding Group, LLC (“BFG”) was indicative of significant influence and, as a result, the investment would be accounted for using the equity method. However, the Company elected the fair value option for its investment due to cost-benefit considerations. Pursuant to electing the fair value option, the Company measures its investment in BFG at fair value each reporting period and changes in fair value are recorded in the Consolidated Statements of Income within ‘Change in fair value on investment in BFG.’ See Note 9, Investment in Business Funding Group, LLC, for a discussion about the Company’s investment in BFG.
Investment in Federal Home Loan Bank ("FHLB") stock – FHLB stock investments are required based on the level of the Bank’s assets, capital and/or capital/surplus. FHLB stock is carried at cost and periodically evaluated for impairment. There is no readily determinable fair value for this stock as it has no quoted market value, it is a required investment and it is expected to be redeemed at par value. FHLB obtains its funding primarily through issuance of consolidated obligations of the FHLB system. The U.S. government does not guarantee these obligations, and each of the regional FHLBs are jointly and severally liable for repayment of each other’s debt. Cash dividends are reported as a component of Other miscellaneous income in the Consolidated Statements of Income.
Loans Receivable – Loans receivable are reported at their outstanding principal adjusted for any charge-offs, the allowance for credit losses, and deferred fees and costs. Loan origination fees, net of certain direct origination costs, if any, are deferred and recognized on an adjustment of the related loan yield using an effective-yield method over the contractual life of the loan. Interest income on loans is recognized on an accrual basis commencing in the month of origination using the interest method. Delinquency fees are recognized in income when chargeable and when collectability is reasonably assured.
The Company requires most loans and leases to be substantially collateralized by real estate, equipment, vehicles, accounts receivable, inventories or other tangible or intangible assets. Real estate collateral is generally in the form of first and second mortgages on various types of property. The Company also originates unsecured loans to consumers and businesses.
The Company may change its intent from holding loans for investment and reclassify them as held-for-sale.
Loans Held For Sale - Loans held-for-sale are carried at the lower of aggregate cost or fair value. Gains and losses are recorded in non-interest income based on the difference between sales proceeds and carrying value. While the Company sells the vast majority of the loans funded in its Strategic Programs shortly after origination, the Company may choose to retain a portion of the funded loans and/or receivables.
Allowance for Credit Losses - On January 1, 2023, the Company adopted ASU 2016-13, Topic 326 which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. CECL requires the immediate recognition of estimated credit losses expected to occur over the estimated remaining life of the asset. The forward-looking concept of CECL requires loss estimates to consider historical experience, current conditions and reasonable and supportable economic forecasts of future events and circumstances.
The allowance for credit losses (“ACL”) on loans held for investment is the combination of the allowance for loan losses and the reserve for unfunded loan commitments. The allowance for loan losses is reported as a reduction of the amortized cost basis of loans, while the reserve for unfunded loan commitments is included within "other liabilities" on the Consolidated Balance Sheets. The estimate of credit loss incorporates assumptions for both the likelihood and amount of funding over the estimated life of the commitments, including adjustments for current conditions and reasonable and

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supportable forecasts. Management periodically reviews and updates its assumptions for estimated funding rates. Accrued interest receivable is excluded from the ACL calculation. The amortized cost basis of loans does not include accrued interest receivable, which is included in "accrued interest receivable" on the Consolidated Balance Sheets. As of December 31, 2023 and 2022 the Company had balances of accrued interest receivable of $3.6 million and $1.8 million, respectively. The amount related to investments held-to-maturity was de minimis as of December 31, 2023 and 2022. The "Provision for credit losses" on the Consolidated Statements of Income is a combination of the provision for credit losses and the provision for unfunded loan commitments.
ACL in accordance with CECL methodology
With respect to the Bank's core portfolio which consists of SBA 7(a), local lending, retail point of sale, and equipment finance and leasing, the Bank pools similar loans that are collectively evaluated and determines an appropriate level of general allowance by portfolio segment using a non-discounted cash flow model taking into account probability of default, loss in the event of default, and prepayment speed estimates based on industry specific collected data. The model captures losses over the historical charge-off and prepayment cycle and applies those losses at a loan level over the remaining maturity of the loan. The model then calculates a historical loss rate using the average losses over the reporting period, which is then applied to each segment utilizing a standard reversion rate. With respect to the Bank's active retained Strategic Program loan portfolio, the Bank is using a methodology that compares the actual loan performance of a vintage to the worst performing loans within that vintage, known as the high-water mark. The Bank records the expected credit losses based on the high-water mark loss rate. With respect to the Bank's inactive retained Strategic Program loan portfolio, performance data at the summary level provided by the Strategic Programs is banded by credit profile and original loan term and compared to actual loan performance on a quarterly basis. The expected loss rate is supplemented with adjustments for reasonable and supportable forecasts of relevant economic indicators, including but not limited to national unemployment rate forecasts. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. Also included in the ACL are qualitative factors based on the risks present for each portfolio segment. These qualitative factors include the following that are derived from the Interagency Policy Statement on Allowance for Credit Losses: changes in lending policies and procedures; changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the loan portfolio; changes in the nature and volume of the loan portfolio and in the terms of loans; changes in the experience, ability, and depth of lending management and staff; changes in the volume and severity of past due loans, nonaccrual loans, and classified or graded loans; changes in the quality of the Bank's loan review system; changes in the value of underlying collateral for loans that are not collateral-dependent; changes in the level of concentration of credit; changes in the effect of competition, legal, and regulatory requirements on the level of estimated credit losses; and, if applicable, changes in the composition and volume of the loan portfolio due to mergers, acquisitions, and other significant transactions not considered elsewhere. The Bank also considers as an additional qualitative factor any lingering "ripple" effects of the Covid-19 pandemic, including lasting changes to consumer behavior, lending, and society at large. It is also possible that these factors could include social, political, economic, and terrorist events or activities. All of these factors are susceptible to change, which may be significant.
When management identifies loans that do not share common risk characteristics (i.e., are not similar to other loans within a pool) they are evaluated on an individual basis. These loans are not included in the collective evaluation. For loans identified as having a likelihood of foreclosure or that the borrower is experiencing financial difficulty, a collateral dependent approach is used. These are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral. Under CECL, for collateral dependent loans, the Company has adopted the practical expedient method to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.
The CECL methodology requires a significant amount of management judgment in determining the appropriate allowance for credit losses. Several of the steps in the methodology involve judgment and are subjective in nature including, among

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other things: segmenting the loan portfolio; determining the amount of loss history to consider; selecting predictive econometric regression models that use appropriate macroeconomic variables; determining the methodology to forecast prepayments; selecting the most appropriate economic forecast scenario; determining the length of the reasonable and supportable forecast and reversion periods; estimating expected utilization rates on unfunded loan commitments; and assessing relevant and appropriate qualitative factors. In addition, the CECL methodology is dependent on economic forecasts, which are inherently imprecise and will change from period to period. Although the allowance for credit losses is considered appropriate, there can be no assurance that it will be sufficient to absorb future losses.
In determining an appropriate amount for the allowance, the Bank segments and aggregates the loan portfolio based on common characteristics. The following segments have been identified:
Commercial Real Estate. These loans are generally secured by owner-occupied nonfarm, nonresidential properties, or by other nonfarm, nonresidential properties. Owner-occupied commercial real estate loans are typically repaid first by the cash flows generated by the underlying business. Factors that may influence a business' cash flows include, but are not limited to, demand for its products or services, quality and depth of management, degree of competition, regulatory changes, and general economic conditions. Non-owner occupied commercial real estate loans are generally considered to have a higher degree of credit risk as they may be dependent on the ongoing success and operating viability of a fewer number of tenants who are occupying the property and who may have a greater degree of exposure to economic conditions.
Commercial and Industrial. These loans are generally secured by business assets such as furniture, fixtures, equipment, accounts receivable, inventory, business vehicles, and other business personal property. Commercial and industrial loans are typically repaid first by the cash flows generated by the borrower's business operations. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and resulting positive cash flows. Factors that may influence a business' profitability include, but are not limited to, demand for its products or services, quality and depth of management, degree of competition, regulatory changes, and general economic conditions.
Commercial Leases. Equipment financing and leasing typically involve the use of equipment as collateral for the loan. If the borrower defaults on the loan, the Bank may need to repossess and sell the equipment to recover the outstanding debt. However, the value of the equipment may depreciate over time, or disappear, making it difficult for the Bank to recover the full amount of the lease. In equipment leasing, the residual value of the equipment is an important consideration. The residual value is the estimated value of the equipment at the end of the lease term. If the actual value of the equipment is lower than the residual value, the lessor may not be able to recover the full amount of the lease payments.
Construction and Land Development. Risks common to construction loans are cost overruns, changes in market demand for property, supply chain interruption affecting construction materials, inadequate long-term financing arrangements and declines in real estate values. Changes in market demand for property could lead to longer marketing times resulting in higher carrying costs, declining values, and higher interest rates. Risks common to residential lot loans are those similar to other types of real estate construction loans, as many customers finance the purchase of improved lots in anticipation of constructing a 1 to 4 family residence. Accordingly, common risks are changes in market demand for property, supply chain interruption affecting construction materials, inadequate long-term financing arrangements and declines in real estate values. Changes in market demand for property could lead to longer marketing times resulting in higher carrying costs, declining values and higher interest rates.
Consumer. These are loans to individuals for household, family, and other personal expenditures. Consumer loans generally have higher interest rates and shorter terms than residential loans but tend to have higher credit risk due to the type of collateral securing the loan or in some cases the absence of collateral.
Residential Real Estate. These loans are generally secured by 1 to 4 family residential properties. The primary risk characteristics associated with residential mortgage loans typically involve: major living or lifestyle changes to the

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borrower, including unemployment or other loss of income; unexpected significant expenses, such as for major medical issues or catastrophic events; and divorce or death. In addition, residential mortgage loans that have adjustable rates could expose the borrower to higher debt service requirements in a rising interest rate environment. Further, real estate values could drop significantly and cause the value of the property to fall below the loan amount, creating additional potential loss exposure for the Bank.
Residential Real Estate Multifamily. Risks common to multifamily loans are poor management, high vacancy rates and regulatory changes. The value of multi-family properties can be impacted by changes in the local real estate market. If property values decline, the Bank may not be able to recover the full amount of the loan if the property needs to be foreclosed.
Strategic Program Loans Held for Investment. Unsecured consumer loans and secured or unsecured business loans issued by the Company through these programs generally follow and are limited to specific predetermined underwriting criteria. Strategic Program loans cover a wide range of borrower credit profiles, loan terms and interest rates. Strategic Program loans generally have higher interest rates and shorter terms similar to consumer loans and tend to have higher credit risk due to the type of collateral securing the loan or in most cases the absence of collateral.
Nonaccrual Loans – The Company's policy is to place loans on a nonaccrual status when: 1) payment is in default for 90 days or more unless the loan is well secured and in the process of collection; or 2) full repayment of principal and interest is not foreseen. When a loan is placed on nonaccrual status, all accrued and uncollected interest on that loan is reversed. Past-due interest received on nonaccrual loans is not recognized in interest income but is applied as a reduction of the outstanding principal of the loan. A loan is relieved of its nonaccrual status when all principal and interest payments are brought current, the loan is well secured, and an analysis of the borrower's financial condition provides reasonable assurance that the borrower can repay the loan as scheduled.
Premises and equipment, net – Premises and equipment are stated at cost less accumulated depreciation. Depreciation included in the operating expense is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for new premises and equipment and major improvements are capitalized. Normal costs of maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions are included in non-interest expense.
Leases – The Company accounts for leases according to ASU 2016-02, Leases (Topic 842), and applies a right -of-use (“ROU”) model that requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. The Company elected to apply the package of practical expedients permitting entities to not reassess: 1) whether any expired or existing contracts are or contain leases; 2) the lease classification for any expired or existing leases; and 3) initial direct costs for any existing leases. Additionally, as provided by ASU 2016-02, the Company elected to not apply the recognition requirements of ASC 842 to short-term leases, defined as leases with a term of twelve months or less, and to recognize the lease payments in net income on short-term leases on a straight-line basis over the lease term.
Income taxes – Deferred income tax assets and deferred income tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.
Developing the provision for income taxes, including the effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred income tax assets and liabilities and any estimated valuation allowances deemed necessary to value deferred income tax assets. Judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has no significant uncertain income tax positions in the consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the consolidated financial statements.

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Transfer of financial assets – Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: 1) the assets have been isolated from the Company, 2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
SBA servicing asset, net – Servicing assets are recognized as separate assets when servicing rights are acquired through sale of financial assets. For sales of SBA loans, or portions of SBA loans, with servicing retained, a portion of the cost of originating the loan is allocated to the servicing asset based on relative fair value. Fair value is based on a valuation model that calculates the present value of estimated future servicing income. Servicing assets are subsequently measured using the amortization method which requires servicing assets to be amortized into non-interest income in proportion to, and over the period of, estimated future net servicing income of the underlying loans. The SBA servicing asset is carried at the lower of cost or market value.
The SBA servicing asset is evaluated annually for impairment based on the fair value of the asset as compared to amortized cost. Capitalized servicing rights are stated separately on the consolidated balance sheet and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.
Servicing fee income, which is reported in the consolidated statements of income in SBA loan servicing fees, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and recorded as income when earned. The amortization of servicing assets and changes in the valuation allowance are netted against loan servicing income.
Stock Repurchase Program – On August 18, 2022, the Company announced that its Board of Directors (the “Board”) had authorized, effective August 16, 2022, a common stock repurchase program to purchase up to 644,241 shares of the Company’s common stock in the aggregate. The repurchase program authorized the repurchase by the Company of its common stock in open market transactions, including pursuant to a trading plan in accordance with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or privately negotiated transactions. The authorization permitted management to repurchase shares of the Company’s common stock from time to time at management’s discretion. Repurchases could also be made pursuant to a trading plan under Rule 10b5-1 under the Exchange Act, which would permit shares to be repurchased when the Company might otherwise be precluded from doing so because of self-imposed trading blackout periods or other regulatory restrictions. The actual means and timing of any shares purchased under the program depended on a variety of factors, including the market price of the Company’s common stock, general market and economic conditions, and applicable legal and regulatory requirements. The repurchase program did not obligate the Company to purchase any particular number of shares. As of December 31, 2023, the Company has repurchased a total of 644,241 shares for $5.9 million and retired them at cost thereby completing the Company's share repurchase program.
Revenue from Contracts with Customers – The Company applies the provisions of ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Services that the Company reports as part of non-interest income are subject to ASC 606 and include fees from its deposit customers for transaction-based activities, account maintenance charges and overdraft services. Transaction-based fees, such as ACH and wire transfer fees, overdraft, return and stop payment charges, are recognized at the time such transactions are executed and the services have been fulfilled by the Company. The fees are typically withdrawn from the customer’s deposit account balance. The Company also receives fees from third-parties in its Strategic Programs for setting up systems and procedures to efficiently originate loans in a convenient, compliant and safe manner. Because the third-party simultaneously receives and benefits from the services,

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revenue is recognized evenly over the term of the loan program. Program Fees received in connection with the Company’s Strategic Programs are recorded at the time services are provided.
Stock-based compensation – The Company accounts for all stock-based awards to employees and non-employees, including grants of stock options and restricted stock awards, based on their respective grant date fair values. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. Restricted stock awards are valued based on the fair value of the Company’s common stock on the date of grant. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment and include consideration of historical experience. Expected volatility is based on the Company's data for the expected option term.The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company expenses stock-based compensation related to stock options and restricted stock over the requisite service period. The Company accounts for forfeitures of stock–based awards as they occur. Stock-based compensation expense pertaining to employees is included in salaries and employee benefits on the income statement. Stock-based compensation expense related to directors and consultants is included in other operating expenses on the income statement.
The table below summarizes the weighted average assumptions used in determining the Black-Scholes option pricing model for options granted during 2023 and 2022:

	2023	2022
Risk-free interest rate	3.68%	3.10%
Expected term in years	6	5.5 - 6.5
Expected volatility	44.2%	45.8% - 46.7%
Expected dividend yield	—	—
Earnings per share (“EPS”) – Basic EPS is computed by dividing net earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing net earnings allocated to common shareholders by the weighted average number of common shares outstanding adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental common shares issuable upon exercise of outstanding stock options and non-vested restricted common shares, that are not considered participating securities, using the treasury stock method.
The two-class method is used to determine earnings per share based on participation rights of participating securities in any undistributed earnings. Each unvested restricted share granted by the Company to its employees that includes rights to participate in distributed earnings is considered a participating security and the Company uses the two-class method to calculate net income available to the Company’s common shareholders per common share – basic and diluted.
Off-balance sheet instruments – In the ordinary course of business, the Company has entered into off-balance sheet financial instrument arrangements consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated financial statements when they are funded. They involve, to varying degrees, elements of credit risk in excess of amounts recognized in the consolidated balance sheet. Losses would be experienced when the Company is contractually obligated to make a payment under these instruments and must seek repayment from the borrower, which may not be as financially sound in the current period as they were when the commitment was originally made. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may

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require payment of a fee. The Company enters into credit arrangements that generally provide for the termination of advances in the event of a covenant violation or other event of default.
Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. The commitments are collateralized by the same types of assets used as loan collateral.
The Company records a reserve on its unfunded loan commitments which is included within "other liabilities" on the Consolidated Balance Sheets. The estimate of credit loss incorporates assumptions for both the likelihood and amount of funding over the estimated life of the commitments, including adjustments for current conditions and reasonable and supportable forecasts. Management periodically reviews and updates its assumptions for estimated funding rates.
Segment Reporting – Operating segments are components of a business where separate financial information is available and evaluated regularly by the chief operating decision makers ("CODMs") in deciding how to allocate resources and in assessing performance. ASC Topic 280, Segment Reporting, requires information to be reported about a company's operating segments using a "management approach", meaning it is based on the way management organizes segments internally to make operating decisions and assess performance. Based on this guidance, the Company has one reportable operating segment, the Bank.
Recently adopted accounting pronouncements
On January 1, 2023, the Company adopted ASU 2016-13, Topic 326 which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. CECL requires the immediate recognition of estimated credit losses expected to occur over the estimated remaining life of the asset. The forward-looking concept of CECL requires loss estimates to consider historical experience, current conditions and reasonable and supportable economic forecasts of future events and circumstances.
The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance-sheet credit exposure. Results for the reporting periods beginning after January 1, 2023 are presented under ASC 326. The adoption resulted in an increase in our allowance for credit losses on loans of $0.3 million, a de

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minimis increase to our allowance for unfunded commitments, and a net-of-tax cumulative effect adjustment of $0.2 million to decrease the beginning balance of retained earnings.
The Company finalized the adoption of ASC 326 as of January 1, 2023 as detailed in the following table:

	12/31/2023		1/1/2024
($ in thousands)	Pre-ASU 2016-13 adoption	Impact of ASU 2016-13 adoption	After ASU 2016-13 Adoption
Construction and land development	$424	$(67)	$357
Residential real estate	876	(58)	818
Residential real estate multifamily	3	1	4
Commercial real estate
Owner occupied	3,030	(532)	2,498
Non-owner occupied	208	(42)	166
Commercial and industrial	339	(85)	254
Consumer	65	14	79
Commercial leases	339	(105)	234
Strategic Program loans	6,701	1,131	7,832
Total allowance for loan losses	$11,985	$257	$12,242

Unfunded lending commitments	—	26	26
Total allowance for credit losses	$11,985	$283	$12,268
On January 1, 2023, the Company adopted ASU 2022-02, Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures which eliminated the accounting guidance for troubled debt restructurings by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The amendments in the ASU also require an entity disclose current-period gross writeoffs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20. The Company applied the amendments in this ASU prospectively. The adoption of ASU 2022-02 did not have a material impact on the consolidated financial statements.
Recent accounting pronouncements
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments are intended to address investors’ requests for income tax disclosures that provide more information to help them better understand an entity’s exposure to potential changes in tax laws and the ensuing risks and opportunities and to assess income tax information that affects cash flow forecasts and capital allocation decisions. The guidance also eliminates certain existing requirements related to uncertain tax positions and unrecognized deferred tax. The guidance is effective for annual periods beginning after December 15, 2024. The Company is evaluating the effect that ASU 2023-09 will have on its consolidated financial statements and related disclosures.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance” and assess “potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning

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after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is evaluating the effect that ASU 2023-06 will have on its consolidated financial statements and related disclosures.
On October 9, 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification of Initiative.” ASU 2023-06 amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”). The ASU was issued in response to the SEC’s August 2018 final rule that updated and simplified disclosure requirements that the SEC believed were “redundant, duplicative, overlapping, outdated, or superseded.” The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. ASU 2023-06 applies to all reporting entities within the scope of the amended subtopics. Note that some of the amendments introduced by the ASU are technical corrections or clarifications of the FASB’s current disclosure or presentation requirements. The effective date for each amendment of ASU 2023-06 will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company will apply the amendments in ASU 2023-06 prospectively after the effective dates. The Company is evaluating the effect that ASU 2023-06 will have on its consolidated financial statements and related disclosures.
Note 2 – Investments
Investment securities held-to-maturity, at cost
The Company's held-to-maturity ("HTM") investment portfolio consists of Agency mortgage-backed securities and Agency collateralized mortgage obligations. The Company reports HTM securities on the Company's Consolidated Balance Sheets at carrying value which is amortized cost. The amortized cost, allowance for credit losses, unrealized gains and losses, and estimated fair values of the Company’s held-to-maturity securities at December 31, 2023 and December 31, 2022, are summarized as follows:

	December 31, 2023
($ in thousands)	Amortized Cost	Allowance for Credit Losses	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Mortgage-backed securities	$6,959	$—	$—	$(817)	$6,142
Collateralized mortgage obligations	8,429	—	4	(766)	7,667
Total securities held-to-maturity	$15,388	$—	$4	$(1,583)	$13,809

	December 31, 2022
($ in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Mortgage-backed securities	$8,087	$5	$(825)	$7,267
Collateralized mortgage obligations	6,205	—	(744)	5,461
Total securities held-to-maturity	$14,292	$5	$(1,569)	$12,728
Credit Quality Indicators & Allowance for Credit Losses - HTM
On January 1, 2023, the Company adopted ASU 2016-13, which replaced the legacy GAAP other-than-temporary impairment ("OTTI") model with a credit loss model. ASU 2016-13 requires an allowance on lifetime expected credit losses on HTM debt securities but retains the concept from the OTTI model that credit losses are recognized once securities become impaired. For HTM securities, the Company evaluates the credit risk of its securities on at least a quarterly basis. The Company estimates expected credit losses on HTM debt securities on a collective basis by major security type. Accrued interest receivable on HTM debt securities is excluded from the estimate of credit losses. At December 31, 2023 and at adoption of CECL on January 1, 2023, there was no ACL related to HTM securities due to the composition of the

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portfolio which is generally considered to have minimal credit risk given the government guarantee associated with these agencies.
The Company had nineteen securities, consisting of nine collateralized mortgage obligations and ten mortgage-backed securities, in an unrealized loss position at December 31, 2023 and seventeen securities, consisting of eight collateralized mortgage obligations and nine mortgage-backed securities, in an unrealized loss position at December 31, 2022, as summarized in the following tables:

	December 31, 2023
	Less than 12 months		12 Months or More		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$680	$(16)	$5,462	$(802)	$6,142	$(817)
Collateralized mortgage obligations	934	(4)	4,812	(762)	5,746	(766)
Total securities held-to-maturity	$1,614	$(20)	$10,274	$(1,564)	$11,888	$(1,583)

	December 31, 2022
	Less than 12 months		12 Months or More		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$2,374	$(190)	$3,962	$(635)	$6,336	$(825)
Collateralized mortgage obligations	2,752	(96)	2,709	(648)	5,461	(744)
Total securities held-to-maturity	$5,126	$(286)	$6,671	$(1,283)	$11,797	$(1,569)
The amortized cost and estimated market value of debt securities at December 31, 2023 and December 31, 2022, by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2023		December 31, 2022
($ in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Securities held-to-maturity
Due in one year or less	$—	$—	$—	$—
Due after one year through five years	—	—	—	—
Due after five years through ten years	2,745	2,577	3,388	3,202
Due after ten years	12,643	11,233	10,904	9,526
Total Securities held-to-maturity	$15,388	$13,809	$14,292	$12,728
At December 31, 2023, held-to-maturity securities in the amount of $13.8 million were pledged as collateral for credit lines held by the Bank at the Federal Reserve Bank of San Francisco. There were no sales or transfers of investment securities and no realized gains or losses on these securities during the years ended December 31, 2023 or 2022.

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FHLB stock
The Bank is a member of the FHLB system. Members are required to own FHLB stock of at least the greater of 0.06% of FHLB membership asset value or 4.50% of outstanding FHLB advances. At December 31, 2023 and December 31, 2022, the Bank owned $0.2 million and $0.4 million, respectively, of FHLB stock, which is carried at cost. The Company evaluated the carrying value of its FHLB stock investment at December 31, 2023 and determined that it was not impaired. This evaluation considered the long-term nature of the investment, the current financial and liquidity position of the FHLB, repurchase activity of excess stock by the FHLB at its carrying value, the return on the investment from recurring and special dividends, and the Company’s intent and ability to hold this investment for a period of time sufficient to recover its recorded investment.
Note 3 – Loans Held for Investment and Allowance for Credit Losses
Loans held for investment outstanding by general ledger classification as of December 31, 2023 and December 31, 2022, consisted of the following:

	December 31,	December 31,
	2023	2022
($ in thousands)
SBA(1)	$239,922	$145,172
Commercial leases	38,110	9,252
Commercial, non-real estate	2,457	2,232
Residential real estate	38,123	37,815
Strategic Program loans	19,408	24,259
Commercial real estate:
Owner occupied	20,798	8,733
Non-owner occupied	2,025	3,330
Consumer	11,372	5,808
Total loans held for investment	$372,215	$236,601
Deferred loan fees, net	(767)	(399)
Allowance for credit losses(2)	(12,888)	(11,985)
Net loans	$358,560	$224,217

(1) Included in the SBA loans held for investment above are $131.7 million and $49.5 million of loans guaranteed by the SBA as of December 31, 2023 and December 31, 2022, respectively.
(2) The Company adopted ASU 2016-13 as of January 1, 2023. The 2022 amounts presented are calculated under the prior accounting standard.
Strategic Program Loans – In 2016, the Company began originating loans with various third-party loan origination platforms that use technology and other innovative systems to streamline the origination of unsecured consumer and secured or unsecured business loans to a wide array of borrowers within certain approved credit profiles. Loans issued by the Company through these programs generally follow and are limited to specific predetermined underwriting criteria. The Company earns monthly minimum program fees from these third parties. Based on the volume of loans originated by the Company related to each Strategic Program, an additional fee equal to a percentage of the loans generated under the Strategic Program may be collected. The program fee is included within non-interest income on the Consolidated Statements of Income.

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The Company generally retains the loans and/or receivables for a number of business days after origination before selling the loans and/or receivables to the Strategic Program platform or another investor. Interest income is recognized by the Company while holding the loans. These loans are classified as held-for-sale on the balance sheet.
The Company may also hold a portion of the loans or receivable and sell the remainder directly to the Strategic Programs or other investors. The Company generally services the loans originated through the Strategic Programs in consideration of servicing fees equal to a percentage of the loans generated under the Strategic Programs. In turn, the Strategic Program service providers, subject to the Company’s approval and oversight, serve as sub-servicer and perform typical primary servicing duties including loan collections, modifications, charging-off, reporting and monitoring.
Each Strategic Program establishes a “reserve” deposit account with the Company. The agreements generally require that the reserve account deposit balance does not fall below an agreed upon dollar or percentage threshold related to the total loans currently outstanding as held for sale by the Company for the specific Strategic Program. If necessary, the Company has the right to withdraw amounts from the reserve account to fulfill loan purchaser obligations created under the program agreements. Total deposits held in reserve by Strategic Programs at the Company at December 31, 2023 and December 31, 2022, was $29.8 million and $16.6 million, respectively.
Strategic Program loans retained and held-for-sale as of December 31, 2023 and December 31, 2022, are summarized as follows:

	December 31,	December 31,
	2023	2022
($ in thousands)
Retained Strategic Program loans	$19,408	$24,259
Strategic Program loans held-for-sale	47,514	23,589
Total Strategic Program loans	$66,922	$47,848
Allowance for Credit Losses
In determining the estimate for the allowance, the Bank segmented and aggregated the loan portfolio based on the Federal Deposit Insurance Corporation ("FDIC") Consolidated Reports of Condition and Income ("Call Report") codes. The following pool segments identified as of December 31, 2023 are based on the CECL methodology:

($ in thousands)
Construction and land development	$28,330
Residential real estate	51,428
Residential real estate multifamily	647
Commercial real estate:
Owner occupied	186,550
Non-owner occupied	15,354
Commercial and industrial	21,399
Consumer	10,989
Commercial leases	38,110
Retained Strategic Program loans	19,408
Total loans	$372,215

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The portfolio classes identified as of December 31, 2022 are based on the incurred loss methodology and are segmented by general ledger classification as detailed below.

($ in thousands)
SBA	$145,172
Commercial leases	9,252
Commercial, non-real estate	2,232
Residential real estate	37,815
Retained Strategic Program loans	24,259
Commercial real estate	12,063
Consumer	5,808
Total loans	$236,601
Activity in the ACL by common characteristic loan pools based on the CECL methodology was as follows:

	Years Ended December 31, 2023
($ in thousands)	Beginning Balance	Impact of ASU 2016-13 adoption	Provision (Reversal) of Credit Losses	Charge-Offs	Recoveries	Ending Balance
Construction and land development	$424	$(67)	$(41)	$—	$—	$316
Residential real estate	876	(58)	273	(225)	90	956
Residential real estate multifamily	3	1	2	—	—	6
Commercial real estate:
Owner occupied	3,030	(532)	1,551	(714)	1	3,336
Non-owner occupied	208	(42)	(262)	—	378	282
Commercial and industrial	339	(85)	558	(472)	21	361
Consumer	65	14	198	(68)	2	211
Commercial leases	339	(105)	121	—	—	355
Retained Strategic Program loans	6,701	1,131	9,124	(10,946)	1,054	7,065
Total allowance for loan losses	$11,985	$257	$11,525	$(12,425)	$1,546	$12,888

Unfunded lending commitments	—	26	113	—	—	139
Total allowance for credit losses	$11,985	$283	$11,638	$(12,425)	$1,546	$13,027

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Activity in the allowance for loan losses by general ledger classification based on the incurred loss methodology was as follows:

	Years Ended December 31, 2022
($ in thousands)	Beginning Balance	Provision of Loan Losses	Charge-Offs	Recoveries	Ending Balance
SBA	$2,739	$1,881	$(392)	$66	$4,294
Commercial leases	56	289	—	—	345
Commercial, non-real estate	76	(22)	—	2	56
Residential real estate	352	145	—	—	497
Retained Strategic Program loans	6,549	11,215	(11,948)	885	6,701
Commercial real estate	21	6	—	—	27
Consumer	62	5	(66)	64	65
Total allowance for loan losses	$9,855	$13,519	$(12,406)	$1,017	$11,985
The following table presents the loan balances by portfolio class, based on impairment method, and the corresponding balances in the allowance as of December 31, 2022. For the year ended December 31, 2022, the allowance was calculated based on the incurred loss methodology.

	Allowance for Loan Losses			Portfolio Loan Balances
($ in thousands)	Individually Evaluated	Collectively Evaluated	Total	Individually Evaluated	Collectively Evaluated	Total
SBA	$—	$4,294	$4,294	$450	$144,722	$145,172
Commercial leases	—	345	345	—	9,252	9,252
Commercial, non-real estate	—	56	56	—	2,232	2,232
Residential real estate	—	497	497	—	37,815	37,815
Retained Strategic Program loans	—	6,701	6,701	—	24,259	24,259
Commercial real estate	—	27	27	—	12,063	12,063
Consumer	—	65	65	—	5,808	5,808
Total loans	$—	$11,985	$11,985	$450	$236,151	$236,601
The following table presents, under previously applicable GAAP, loans individually evaluated for impairment as of December 31, 2022:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
($ in thousands)
With no related allowance recorded
SBA	$450	$450	$—	$711	$36
Commercial leases	—	—	—	—	—
Commercial, non-real estate	—	—	—	—	—
Residential real estate	—	—	—	—	—
Retained Strategic Program loans	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total	$ 450	$ 450	$ —	$ 711	$ 36

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Nonaccrual and past due loans are summarized below as of December 31, 2023 and December 31, 2022:

December 31, 2023
	Loans Past Due and Still Accruing
($ in thousands)	30-89 Days Past Due	90 Days and Greater	Total	Non- Accrual Loans with no ACL(1)	Non-Accrual Loans with ACL	Current Loans	Total Loans

Construction and land development	$1,648	$297	$1,945	$—	$—	$26,385	$28,330
Residential real estate	23	—	23	1,585	—	49,820	51,428
Residential real estate multifamily	—	—	—	—	—	647	647
Commercial real estate:					—
Owner occupied	—	—	—	21,643	640	164,267	186,550
Non-owner occupied	—	—	—	2,362	—	12,992	15,354
Commercial and industrial	—	—	—	282	—	21,117	21,399
Consumer	81	47	128	—	—	10,860	10,989
Commercial leases	—	—	—	—	—	38,110	38,110
Retained Strategic Program loans	1,953	96	2,049	—	—	17,359	19,408
Total	$3,705	$440	$4,145	$25,872	$640	$341,558	$372,215

(1) Included in the nonaccrual loan balances are $15.0 million of SBA 7(a) loan balances guaranteed by the SBA.

December 31, 2022
($ in thousands)	Current	30-59 Days Due Due	60-89 Days Due Due	90+ Days Past Due & Still Accruing	Total Past Due	Non- Accrual	Total
SBA	$143,733	$1,439	$—	$—	$1,439	$—	$145,172
Commercial leases	9,252	—	—	—	—	—	9,252
Commercial, non-real estate	2,232	—	—	—	—	—	2,232
Residential real estate	37,387	428	—	—	428	—	37,815
Retained Strategic Program loans	22,080	1,184	802	193	2,179	—	24,259
Commercial real estate	12,063	—	—	—	—	—	12,063
Consumer	5,776	32	—	—	32	—	5,808
Total	$232,523	$3,083	$802	$193	$4,078	$—	$236,601
There was no interest income for the years ended December 31, 2023 and 2022, recognized on nonaccrual loans. The amount of accrued interest for the years ended December 31, 2023 and 2022, that was reversed against interest income on nonaccrual loans was approximately $0.7 million and zero, respectively.
The allowance for credit losses represents management’s estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from

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both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Bank measures expected credit losses for loans on a pooled basis when similar risk characteristics exist. Generally, collectively assessed loans are grouped by Call Report code and then risk grade grouping.
In addition to past due and nonaccrual status criteria, the Company also evaluates loans using a loan grading system. Internal loan grades are based on current financial information, historical payment experience, and credit documentation, among other factors. Performance-based grades are summarized below:
Pass – A Pass asset is higher quality and does not fit any of the other categories described below. The likelihood of loss is believed to be remote.
Watch – A Watch asset may be a larger loan or one that places a heavier reliance on collateral due to the relative financial strength of the borrower. The assets may be maintenance intensive requiring closer monitoring. The obligor is believed to have an adequate primary source of repayment.
Special Mention – A Special Mention asset has potential weaknesses that may be temporary or, if left uncorrected, may result in a loss. While concerns exist, the Company believes that it is currently protected against a default and loss is considered unlikely and not imminent.
Substandard – A Substandard asset is believed to be inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have identified weaknesses and are characterized by the possibility that the Company may sustain some loss if deficiencies are not corrected.
Not Rated – For certain Strategic Program and consumer loans, the Company does not evaluate and risk rate the loans in the same manner as other loans in the Company’s portfolio. The Not Rated loans are typically homogenous, smaller dollar balances approved using abridged underwriting methods that allow the Company to streamline the loan approval process and increase efficiency. Credit quality for Strategic Program loans is highly correlated with delinquency levels.
The following table presents the ending balances of the Company's loan and lease portfolio including non-performing loans by class of receivable and originating year and considering certain credit quality indicators as of the date indicated along with gross chargeoffs for the year ended December 31, 2023:

December 31, 2023	2023	2022	2021	Prior	Revolving Loans	Total
($ in thousands)

Construction and land development
Pass	$12,919	$10,345	$4,354	$97	$—	$27,715
Watch	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—
Substandard	—	615	—	—	—	615
Total	12,919	10,960	4,354	97	—	28,330
Current period gross writeoff	—	—	—	—	—	—

Residential real estate
Pass	2,209	874	1,480	2,947	2,249	9,759
Watch	23,614	12,399	1,661	2,035	—	39,709
Special Mention	—	—	208	11	—	219
Substandard	—	1,585	—	156	—	1,741

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Total	25,823	14,858	3,349	5,149	2,249	51,428
Current period gross writeoff	—	(121)	—	(104)	—	(225)

Residential real estate multifamily
Pass	278	263	80	—	—	621
Watch	—	—	—	26	—	26
Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Total	278	263	80	26	—	647
Current period gross writeoff	—	—	—	—	—	—

Commercial real estate owner occupied
Pass	12,566	1,234	854	12,207	—	26,861
Watch	62,360	53,832	11,871	7,654	—	135,717
Special Mention	—	192	—	1,498	—	1,690
Substandard	16,466	3,712	1,066	1,038	—	22,282
Total	91,392	58,970	13,791	22,397	—	186,550
Current period gross writeoff	(318)	(21)	(97)	(278)	—	(714)

Commercial real estate non-owner occupied
Pass	2,805	1,294	—	419	—	4,518
Watch	4,382	2,635	1,223	234	—	8,474
Special Mention	—	—	—	—	—	—
Substandard	—	2,362	—	—	—	2,362
Total	7,187	6,291	1,223	653	—	15,354
Current period gross writeoff	—	—	—	—	—	—

Commercial and industrial
Pass	2,090	601	744	821	31	4,287
Watch	10,157	4,600	764	930	—	16,451
Special Mention	—	—	—	8	—	8
Substandard	260	—	—	393	—	653
Total	12,507	5,201	1,508	2,152	31	21,399
Current period gross writeoff	(87)	(114)	(122)	(149)	—	(472)

Consumer
Pass	7,792	1,975	637	558	2	10,964
Watch	24	—	—	1	—	25
Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Total	7,816	1,975	637	559	2	10,989
Current period gross writeoff	(3)	(5)	(53)	(7)	—	(68)

Commercial leases
Pass	31,313	6,559	—	238	—	38,110
Watch	—	—	—	—	—	—

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Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Total	31,313	6,559	—	238	—	38,110
Current-period gross writeoffs	—	—	—	—	—	—

Retained Strategic Program loans
Pass	—	—	—	—	—	—
Watch	—	—	—	—	—	—
Special Mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Not Rated	14,506	3,609	1,292	1	—	19,408
Total	14,506	3,609	1,292	1	—	19,408
Current-period gross writeoffs	(3,773)	(6,154)	(1,017)	(2)	—	(10,946)

Total portfolio loans receivable, gross	203,741	108,686	26,234	31,272	2,282	372,215
Total current-period gross writeoffs	(4,181)	(6,415)	(1,289)	(540)	—	(12,425)
Commercial
The following table presents the ending balances of the Company's loan and lease portfolio including non-performing loans by class of receivable and considering certain credit quality indicators as of the date indicated:

December 31, 2022
($ in thousands)	Pass Grade 1-4	Special Mention Grade 5	Classified/ Doubtful/Loss Grade 6-8	Total
SBA	$144,149	$573	$450	$145,172
Commercial leases	9,252	—	—	9,252
Commercial, non-real estate	2,232	—	—	2,232
Residential real estate	37,815	—	—	37,815
Commercial real estate	12,063	—	—	12,063
Consumer	5,808	—	—	5,808
Not Risk Graded
Retained Strategic Program loans				24,259
Total	$211,319	$573	$450	$236,601
Effective January 1, 2023 loan modifications to borrowers experiencing financial difficulty are required to be disclosed by type of modification and by type of loan. Prior accounting guidance classified loans which were modified as troubled debt restructurings ("TDRs") only if the modification reflected a concession from the lender in the form of a below market interest rate or other concession in addition to borrower financial difficulty. Under the new guidance (ASU 2022-02), loans with modifications made after January 1, 2023, will be reported under the new loan modification guidance whether a concession is made or not. As of January 1, 2023, the Company has ceased to recognize or measure new TDRs but those existing at December 31, 2022 will remain until settled.
In the year ended December 31, 2023 there was one material loan modification reportable under the new guidance. This loan was current as of December 31, 2023.

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As of December 31, 2023
($ in thousands)	Principal deferment (Months)	Outstanding Balance
Residential real estate	12 months	$ 156
Loans modified and recorded as TDR’s at December 31, 2022, consist of the following:

($ in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
December 31, 2022
SBA	1	$ 377	$ 377
Total at December 31, 2022	1	$ 377	$ 377
The amount of SBA loans as of December 31, 2022 includes $0.3 million of SBA 7(a) loan balances that are guaranteed by the SBA.
At December 31, 2022, there were no commitments to lend additional funds to debtors whose loan terms have been modified in a TDR. There was one principal charge-off recorded related to TDRs during the year ended December 31, 2022 for a de minimis amount.
During the year ended December 31, 2022, there were no loan modifications to TDRs. Separately, one restructured loan incurred a default within 12 months of the restructure date during the year ended December 31, 2022. This same loan was paid in full with interest on June 2, 2022.
Collateral-Dependent Financial Loans
A collateral-dependent financial loan relies substantially on the operation or sale of the collateral for repayment. In evaluating the overall risk associated with a loan, the Company considers (1) character, overall financial condition and resources, and payment record of the borrower; (2) the prospects for support from any financially responsible guarantors; and (3) the nature and degree of protection provided by the cash flow and value of any underlying collateral. The loan may become collateral-dependent when foreclosure is probable or the borrower is experiencing financial difficulty and its sources of repayment become inadequate over time. At such time, the Company develops an expectation that repayment will be provided substantially through the operation or sale of the collateral.
The following tables present the allowance for credit losses and the amortized cost basis of collateral-dependent loans by class of loans as of the dates indicated:

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($ in thousands)		Collateral Type
As of December 31, 2023	Allowance for Credit Losses	Real Estate	Personal Property	Total
Construction and land development	$—	$615	$—	$615
Residential real estate	—	1,585	—	1,585
Commercial real estate:
Owner occupied	45	21,643	—	21,643
Non-owner occupied	—	2,362	—	2,362
Commercial and industrial	—	—	282	282
Total	$45	$26,205	$282	$26,487
The amount of collateral-dependent SBA loans as of December 31, 2023 include $15.0 million of SBA 7(a) loan balances that are guaranteed by the SBA.

($ in thousands)	Collateral Type
As of December 31, 2022	Real Estate	Personal Property	Total
Commercial real estate	$1,426	$—	$1,426
The amount of collateral-dependent SBA loans as of December 31, 2022 include $1.1 million of SBA 7(a) loan balances that are guaranteed by the SBA.

Note 4 – Premises and Equipment
Premises and equipment at December 31, 2023 and 2022, consist of the following:

	December 31,
	2023	2022
($ in thousands)
Leasehold improvements	$3,700	$3,720
Commercial operating lease equipment	9,300	2,803
Furniture, fixtures, and equipment	3,298	3,698
Construction in progress	2,153	1,514
Total premises and equipment	$18,451	$11,735
Less accumulated depreciation	(3,821)	(2,257)
Premises and equipment, net	$14,630	$9,478
Commercial Operating Leases
Net book value of the operating leases as of December 31, 2023 and December 31, 2022 was $8.2 million and $2.7 million. Rental income from operating leases for the years ended December 31, 2023 and 2022 was $1.3 million and $0.2 million,

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respectively. Depreciation expense for the related premises and equipment was $1.0 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively.
Lease Liabilities
The Company leases its facilities under noncancelable operating leases. Rent expense for the years ended December 31, 2023 and 2022 was $0.9 million and $1.1 million, respectively. Future minimum annual undiscounted rental payments for these operating leases are as follows ($ in thousands):

Year Ended December 31, 2024	$ 1,104
Year Ended December 31, 2025	1,086
Year Ended December 31, 2026	1,118
Year Ended December 31, 2027	1,152
Year Ended December 31, 2028	1,186
Thereafter	1,017
Total	6,663
Less present value discount	(367)
Operating lease liabilities	$ 6,296
The Company entered into one lease during the year ended December 31, 2022 to provide additional space while the Murray office construction was completed. ASC 842 does not apply due to the short-term period of this lease and immateriality. The tables below present information regarding the Company’s lease assets and liabilities.

	Years Ended December 31,
	2023	2022

Weighted-average remaining lease term – operating leases (in years)	5.8	6.7
Weighted-average discount rate – operating leases	1.9%	1.9%
Supplemental cash flow information related to leases were as follows (in thousands):

	For the Years Ended December 31,
	2023	2022
($ in thousands)
Operating cash flows from operating leases	$ 850	$ 1,928
Right-of-use assets obtained in exchange for operating lease liabilities	—	7,380

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The components of lease expense were as follows (in thousands):

	For the Years Ended December 31,
	2023	2022
(in thousands)
Operating leases
Operating lease cost	$ 876	$ 1,044
Variable lease cost	35	16
Operating lease expense	911	1,060
Short-term lease rent expense	—	38
Net rent expense	$ 911	$ 1,098

Note 5 – Deposits
Major classes of deposits are as follows:

	December 31,
	2023	2022
($ in thousands)
Demand	$145,544	$129,563
Savings	8,633	8,289
Money markets	11,661	10,882
Time certificates of deposit	238,995	94,264
Total deposits	$404,833	$242,998
The aggregate amount that exceed the $250 thousand insurance limit of time deposits at December 31, 2023 and 2022 were $2.0 million and $1.7 million, respectively.
At December 31, 2023, the scheduled maturities of time deposits are as follows ($ in thousands):

Year Ended December 31, 2024	$76,322
Year Ended December 31, 2025	11,434
Year Ended December 31, 2026	81,060
Year Ended December 31, 2027	3,049
Year Ended December 31, 2028	66,591
Thereafter	539
Total	$238,995

Note 6 – SBA Servicing Asset
The Company periodically sells portions of SBA loans and retains rights to service the loans. Loans serviced for others are not included in the accompanying balance sheet. The unpaid principal balances of SBA loans serviced for others was $253.2 million and $318.6 million at December 31, 2023 and 2022, respectively.

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The following table summarizes SBA servicing asset activity for the periods indicated:

	For the Years Ended December 31,
($ in thousands)	2023	2022
Beginning balance	$5,210	$3,938
Additions to servicing asset	150	4,087
Recovery (impairment) of SBA servicing asset	376	(1,728)
Amortization of servicing asset	(1,505)	(1,087)
Ending balance	$4,231	$5,210
The fair market value of the SBA servicing asset as of December 31, 2023 and December 31, 2022, was $4.2 million and $5.2 million, respectively. Recovery or impairment adjustments to servicing rights are mainly due to market-based assumptions associated with discounted cash flows, loan prepayment speeds, and changes in interest rates. A significant change in prepayments of the loans in the servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of servicing rights.
The Company assumed a weighted average prepayment rate of 18.2%, weighted average term of 3.72 years, and a weighted average discount rate of 15.4% at December 31, 2023.
The Company assumed a weighted average prepayment rate of 14.2%, weighted average term of 4.45 years, and a weighted average discount rate of 18.8% at December 31, 2022.
Note 7 – Capital Requirements
The Bank is subject to various regulatory capital requirements administered by federal and State of Utah banking agencies (the regulators). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off -balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk -weighting, and other factors. Prompt corrective action provisions are not applicable to the bank holding company.
Beginning January 1, 2020, the Bank qualified and elected to use the community bank leverage ratio (CBLR) framework for quantitative measures which requires the Bank to maintain minimum amounts and ratios of Tier 1 capital to average total consolidated assets. Management believes, as of December 31, 2023 and December 31, 2022, that the Bank meets all capital adequacy requirements to which it is subject.
As of December 31, 2023 and December 31, 2022, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). The following table sets forth the actual capital amounts and ratios for the Bank and the minimum ratio and amount of capital required to be categorized as well-capitalized and adequately capitalized as of the dates indicated.

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The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Well-Capitalized Requirement
($ in thousands)	Amount	Ratio	Amount	Ratio
December 31, 2023
Leverage ratio (CBLR election)	$116,108	20.7%	$50,441	9.0%
December 31, 2022
Leverage ratio (CBLR election)	$91,674	25.1%	$32,898	9.0%
Federal Reserve Board Regulations require maintenance of certain minimum reserve balances based on certain average deposits. The Bank had no reserve requirements as of December 31, 2023 and December 31, 2022.
The Federal Reserve’s policy statement and supervisory guidance on the payment of cash dividends by a Bank Holding Company (“BHC”), such as FinWise Bancorp, expresses the view that a BHC should generally pay cash dividends on common stock only to the extent that (1) the BHC’s net income available over the past year is sufficient to cover the cash dividend, (2) the rate of earnings retention is consistent with the organization’s expected future needs and financial condition, and (3) the minimum regulatory capital adequacy ratios are met. Should an insured depository institution controlled by a bank holding company be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the bank subsidiary is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, federal banking regulators (in the case of the Bank, the FDIC) may choose to require prior Federal Reserve approval for any capital distribution by the BHC.
In addition, since FinWise Bancorp is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, an ability to pay dividends depends on the ability of the Bank to pay dividends to FinWise Bancorp and the FDIC and the Utah Department of Financial Institutions (“UDFI”) may, under certain circumstances, prohibit the payment of dividends to FinWise Bancorp from the Bank. Utah corporate law also requires that dividends can only be paid out of funds legally available.
The Company has not paid any cash dividends on its common stock since inception and it currently has no plans to pay cash dividends in the foreseeable future. However, the Company’s Board of Directors may declare a cash or stock dividend out of retained earnings provided the regulatory minimum capital ratios are met. The Company plans to maintain capital ratios that meet the well-capitalized standards per the regulations and, therefore, would limit dividends to amounts that are appropriate to maintain those well-capitalized regulatory capital ratios.
Note 8 – Commitments and Contingent Liabilities
Federal Home Loan Bank Secured Line of Credit
As of December 31, 2023 and December 31, 2022, the Bank’s available line of credit with the FHLB to borrow in overnight funds was $30.5 million and $2.6 million, respectively. All borrowings are short-term and the interest rate is equal to the correspondent bank’s daily federal funds purchase rate. As of December 31, 2023 and December 31, 2022, no amounts were outstanding under the line of credit. Loans totaling $46.9 million and $4.0 million were pledged to secure the FHLB line of credit as of December 31, 2023 and December 31, 2022, respectively.
Lines of Credit
At December 31, 2023 and December 31, 2022, the Bank had the ability to access $11.4 million and $10.6 million from the Federal Reserve Bank’s Discount Window on a collateralized basis. At December 31, 2023, the Bank had the ability to access $0.8 million from the Federal Reserve Bank’s Bank Term Funding Program on a collateralized basis. Through Zions Bank, the Bank had an available unsecured line available of $5.0 million and $1.0 million at December 31, 2023 and

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December 31, 2022. The Bank had an available line of credit with Bankers’ Bank of the West to borrow up to $1.1 million in overnight funds at December 31, 2023 and December 31, 2022. The Bank had no outstanding balances on such unsecured or secured lines of credit as of December 31, 2023 and December 31, 2022.
Paycheck Protection Program Liquidity Facility
On April 20, 2020, the Bank was approved by the Federal Reserve to access its SBA Paycheck Protection Program Liquidity Facility (“PPPLF”) through the discount window. The PPPLF enables the Company to fund Paycheck Protection Program ("PPP") loans without taking on additional liquidity or funding risks because the Company is able to pledge PPP loans as collateral to secure extensions of credit under the PPPLF on a non-recourse basis. Borrowings under the PPPLF have a fixed-rate of 0.35%, with a term that matches the underlying loans. The Bank pledged $0.2 million of PPP loans as eligible collateral under the PPPLF borrowing arrangement at December 31, 2023. The Bank pledged $0.3 million of PPP loans as eligible collateral under the PPPLF borrowing arrangement at December 31, 2022. The average outstanding borrowings were $0.3 million during the year ended December 31, 2023 and $0.6 million during the year ended December 31, 2022.
Commitments to Extend Credit
In the ordinary course of business, the Bank has entered into commitments to extend credit to customers which have not yet been exercised. These financial instruments include commitments to extend credit in the form of loans. Those instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.
At December 31, 2023 and December 31, 2022, financial instruments with off-balance-sheet risk were as follows:

	December 31,	December 31,
($ in thousands)	2023	2022
Revolving, open-end lines of credit	$1,630	$1,683
Commercial real estate	17,421	17,886
Other unused commitments	724	253
	$19,775	$19,822
Allowance for Credit Losses on Unfunded Commitments
The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancelable by the Company. The allowance for credit losses on unfunded commitments is included in other liabilities on the consolidated balance sheets and is adjusted through a charge to provision for credit loss expense on the consolidated statements of income. The allowance for credit losses on unfunded commitments estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The allowance for credit losses on unfunded commitments was $0.1 million as of December 31, 2023.
Note 9 – Investment in Business Funding Group, LLC
On December 31, 2019, the Company purchased from certain members of BFG a 10% membership interest in exchange for an aggregate of 950,784 shares of par value $0.001 Common Stock of the Company. The exchange was accounted for at fair value based on the fair value of the Company’s shares of approximately $3.5 million.
The Company’s 10% membership interests of BFG are comprised of Class A Voting Units representing 4.7% of the aggregate membership interests of BFG and Class B Non-Voting Units representing 5.3% of the aggregate membership interests of BFG. The other existing members of BFG jointly own the remaining 90% of the outstanding membership

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interests, on a fully-diluted basis – all of which membership interests are Class A Voting Units. Based on the Company’s accounting policy with respect to investments in limited liability companies, the Company concluded that its level of ownership was indicative of significant influence and, as a result, the investment would be accounted for using the equity method. However, the Company elected the fair value option for its investment due to cost-benefit considerations. The Company received distributions from BFG in the amounts of $0.7 million and $0.5 million for the year ended December 31, 2023 and 2022, respectively. These distributions were recorded in the Consolidated Income Statement as non-interest income.
On March 31, 2020, the Company entered into an agreement with BFG whereby the Company has the right of first refusal to purchase additional interests in BFG from any selling members. Additionally, the Company was granted an option to purchase all, but not less than all, of the interests in BFG from the remaining members for an earnings multiple between 10 times and 15 times net profit based on the fiscal year ended immediately prior to the exercise of the option. The option period begins on January 1, 2021 and expires on January 1, 2028. In consideration of granting the first right of refusal and the option, BFG members received 270,000 warrants in the aggregate. The warrants have an exercise price of $6.67 per share and the warrants expire on March 31, 2028. The warrants are free-standing equity instruments and, as a result, are classified within equity at the fair value on the issuance date. The fair value of the warrants was determined by our board of directors with input from management, relying in part upon valuation reports prepared by a third-party valuation firm using a Black-Scholes option pricing model adjusted for a lack of marketability since the Company’s stock was not publicly traded at that time. The resulting fair value of the warrants was $0.19 per share.
On July 25, 2023, the Company entered into a Membership Purchase Agreement, as amended (the "Purchase Agreement") with BFG and four members of BFG ("Sellers"). Pursuant to the Purchase Agreement, the Company acquired an additional 10% non-voting ownership interest in BFG (the "Transaction"). On February 5, 2024, the Transaction was consummated and the Company issued in the aggregate 339,176 shares of Common Stock of the Company, par value $0.001 per share, in a private placement to the Sellers in exchange for their 10% aggregate non-voting ownership interest in BFG. When combined with the Company’s existing 5.3% non-voting ownership interest in BFG and, the Company's existing 4.7% voting ownership interest, the Company has a 20% ownership interest in BFG, comprising a 4.7% voting ownership interest and a 15.3% non-voting ownership interest.
For further discussion on the Company’s investment in BFG, see Note 13 Related Parties and Note 19 Subsequent Events.
Note 10 – Stock-Based Compensation
Stock option plans
The Company utilizes stock-based compensation plans, as well as discretionary grants, for employees, directors and consultants to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives and to promote the success of the Company’s business.
The 2019 Stock Option Plan (“2019 Plan”) was adopted on June 20, 2019 following approval by the Company’s Board of Directors and shareholders. The 2019 Plan provides for the issuance of non-statutory stock options and restricted stock to employees, directors and consultants. The 2019 Plan also provides for the issuance of incentive stock options only to employees. The 2019 Plan, as amended, authorizes the issuance of 1,280,000 common shares. The 2019 Plan will terminate as to future awards 10 years from the later of the effective date or the earlier of the most recent Board or stockholder approval of an increase in the number of shares reserved for issuance under the 2019 Plan. At December 31, 2023, 333,853 shares are available for future issuance.
The 2016 Stock Option Plan (“2016 Plan”) was adopted on April 20, 2017 following approval by the Company’s Board of Directors and shareholders. The 2016 Plan provides for the issuance of non-statutory stock options and restricted stock to employees, directors and consultants. The 2016 Plan also provides for the issuance of incentive stock options only to employees. The 2016 Plan authorizes the issuance of 299,628 common shares. The 2016 Plan will terminate as to future awards 10 years from the later of the effective date or the earlier of the most recent Board or stockholder approval of an

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increase in the number of shares reserved for issuance under the 2016 Plan. At December 31, 2023, 2,189 shares under 2016 Plan are available for future issuance.
The stock-based incentive awards for both the 2019 Plan and the 2016 Plan (collectively, the “Plans”) are granted at an exercise price not less than the fair market value of the shares on the date of grant in the case of options or based on the fair market value of the stock at the grant date, in the case of restricted stock. Vesting of the options vary by employee or director and can have a term no more than 10 years, with the options generally having vesting periods ranging from 1 to 5 years. No shares had been granted under the 2016 Plan prior to 2018.
Under both Plans, if an award expires or becomes un-exercisable without having been exercised in full, or is surrendered pursuant to an exchange program, the unpurchased shares that were subject thereto shall become available for future grant or sale under the Plans. However, shares that have actually been issued under the Plans, upon exercise of an award, shall not be returned to the Plans and shall not become available for future distribution under the Plans, except that if unvested shares of restricted stock are repurchased by the Company at their original purchase price, such shares shall become available for future grant under the Plans.
Stock options
The following summarizes stock option activity for the years ended December 31, 2023 and 2022:

	Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2021	862,488	$ 4.41	8.2	$8,088,660
Options granted	89,415	13.04	9.9	—
Options exercised	(56,280)	4.62	—	393,534
Options forfeited	(13,998)	4.40	0	124,874
Outstanding at December 31, 2022	881,625	$ 5.27	7.5	$3,871,667
Options granted	126,406	8.64	9.9	—
Options exercised	(17,640)	2.45	—	120,229
Options forfeited	(8,903)	9.52	—	12,089
Outstanding at December 31, 2023	981,488	$ 5.72	6.9	$8,429,619
Options vested and exercisable at December 31, 2023	716,175	$ 4.75	6.4	$6,847,964
The weighted average grant-date fair value of options per share granted during the years ended December 31, 2023 and 2022 was $4.11 and $6.26, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2023 and 2022 was $0.1 million and $0.4 million, respectively. During the years ended December 31, 2023, and 2022 the Company received de minimis and $0.3 million, respectively, in proceeds from the exercise of stock options and recognized a de minimis tax benefit from the exercise of stock options for both years. Upon exercise of the stock options, the Company will issue new authorized shares.
Restricted Stock
The Company from time-to-time grants shares of restricted stock to key employees or directors. These awards typically hold service requirements over various vesting periods. The value of the stock awarded is established as the fair market value of the stock at the time of the grant. The Company recognizes expense, equal to the total value of such awards, ratably over the vesting period of the stock grants. All restricted stock agreements are conditioned upon continued employment. Termination of employment prior to a vesting date, as described below, would terminate any interest in non-vested shares.

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Non-vested restricted stock for the years ended December 31, 2023, and 2022 is summarized in the following table:

	Number of Shares	Weighted Average Grant Price
Unvested as of December 31, 2021	—	$—
Granted	123,055	12.28
Unvested as of December 31, 2022	123,055	$12.28
Granted	168,821	8.63
Vested	(92,668)	10.43
Unvested as of December 31, 2023	199,208	$10.05
Stock-based compensation expense
The following tables present pre-tax and after-tax stock-based compensation expense recognized:

	For the Years Ended December 31,
($ in thousands)	2023	2022
Pre-tax
Stock options	$493	$ 320
Restricted shares	1,553	458
Total	$2,046	$ 778
After-tax
Stock options	$477	$ 312
Restricted shares	1,166	344
Total	$1,644	$ 656
As of December 31, 2023, the Company had unrecognized stock-based compensation expense related to stock options and restricted stock of approximately $0.5 million and $1.0 million, respectively, which is expected to be recognized over the remaining weighted average vesting period of 1.5 years and 1.5 years, respectively.
Note 11 – Fair Value of Financial Instruments
The Company measures and discloses certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (that is, not a forced liquidation or distressed sale). GAAP establishes a consistent framework for measuring fair value and disclosure requirements about fair value measurements. Among other things, the standard requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s estimates for market assumptions. These two types of inputs create the following fair value hierarchy.
Level 1 – Quoted prices in active markets for identical instruments. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.
Level 2 – Observable inputs other than Level 1 including quoted prices in active markets for similar instruments, quoted prices in less active markets for identical or similar instruments, or other observable inputs that can be corroborated by observable market data.
Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the

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determination of fair value requires significant management judgment or estimation also includes observable inputs from nonbinding single dealer quotes not corroborated by observable market data. In developing Level 3 measurements, management incorporates whatever market data might be available and uses discounted cash flow models where appropriate. These calculations include projections of future cash flows, including appropriate default and loss assumptions, and market-based discount rates.
The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize at a future date. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values. Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period.
The following methods were used to estimate the fair value of each class of financial instruments:
Cash and cash equivalents: The carrying amount of these items is a reasonable estimate of their fair value.
Investment securities held-to-maturity: The estimated fair values of investment securities are priced using current active market quotes, if available, which are considered Level 1 measurements. For most of the portfolio, matrix pricing based on the securities’ relationship to other benchmark quoted prices is used to establish the fair value. These measurements are considered Level 2.
Investment in Federal Home Loan Bank stock: The fair value is based upon the redemption value of the stock, which equates to the carrying value.
Strategic Program loans held-for-sale: The carrying amount of each item is a reasonable estimate of their fair value as loans classified as held-for-sale are generally maintained on balance sheet for a period of a few days.
Loans receivable: The fair value is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Some loan types’ fair value approximated carrying value because of their floating rate or expected maturity characteristics.
SBA servicing asset: The fair value of servicing assets is based on, in part, third-party valuations that project estimated future cash inflows that include servicing fees and outflows that include market rates for costs of servicing. The present value of the future cash flows are calculated utilizing market-based discount rates. The market-based discount rates represent risk spreads based on secondary market transactions utilizing calculated prepayment curves. Because observable loan transactions are used to determine the risk spreads, the Company considers the measurement to be Level 2.
Investment in BFG: The Company’s valuation technique utilized the average of the discounted cash flow method and the Guideline Public Company method. The valuation was also adjusted using a Guideline Transaction method based on the potential transaction announced on July 25, 2023 and the share price on December 31, 2023. A 20% lack of marketability discount was applied to the valuation as well as a 4.50% discount to non-voting shares to arrive at fair value as of December 31, 2023 and December 31, 2022. The calculation of fair value utilized significant unobservable inputs, including projected cash flows, growth rates, and discount rates. The fair value of the investment in BFG was $4.2 million

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and $4.8 million as of December 31, 2023 and December 31, 2022, respectively. The following table summarizes investment in BFG activity for the periods indicated:

	For the Years Ended December 31,
($ in thousands)	2023	2022
Beginning balance	$4,800	$5,900
Distributions from BFG	—	(622)
Change in fair value of BFG	(600)	(478)
Ending balance	$4,200	$4,800
Deposits: The carrying amount of deposits with no stated maturity, such as savings and checking accounts, is a reasonable estimate of their fair value. The market value of certificates of deposit is based upon the discounted value of contractual cash flows. The discount rate is determined using the rates currently offered on comparable instruments.
Accrued interest receivable and payable: The fair value of accrued interest receivable and payable approximates their carrying amount.
PPP Liquidity Facility: The fair value of PPPLF is estimated using a discounted cash flow based on the remaining contractual term and current borrowing rates for similar terms.
The table below presents the carrying amount and fair value of the Company's financial instruments:

		December 31, 2023		December 31, 2022
($ in thousands)	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	1	$116,975	$116,975	$100,567	$100,567
Investment securities held-to-maturity	2	15,388	13,809	14,292	12,728
Investment in FHLB stock	2	238	238	449	449
Loans held for investment	3	358,560	360,032	224,217	237,225
Loans held-for-sale	2	47,514	47,509	23,589	23,589
Accrued interest receivable	2	3,573	3,573	1,818	1,818
SBA servicing asset	2	4,231	4,231	5,210	5,210
Investment in BFG	3	4,200	4,200	4,800	4,800
Financial liabilities:
Total deposits	2	404,833	394,195	242,998	221,287
Accrued interest payable	2	619	619	54	54
PPP Liquidity Facility	2	190	190	314	314

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Assets measured at fair value on a nonrecurring basis are summarized as follows:

($ in thousands)		Fair Value Measurements Using
Description of Financial Instrument	Fair Value	Level 1	Level 2	Level 3
December 31, 2023
Nonrecurring assets
Individually evaluated loans	$27,127	$—	$—	$27,127
December 31, 2022
Nonrecurring assets
Individually evaluated loans	$450	$—	$—	$450
Individually evaluated loans – The loan amount above represents loans individually evaluated that have been adjusted to fair value. When collateral dependent loans are individually evaluated, they are measured using the current fair value of the collateral securing these loans, less selling costs. The fair value of real estate collateral is determined using collateral valuations or a discounted cash flow analysis using inputs such as discount rates, sale prices of similar assets, and term of expected disposition. Some appraised values are adjusted based on management’s review and analysis, which may include historical knowledge, changes in market conditions, estimated selling and other anticipated costs, and/or expertise and knowledge. The loss represents charge-offs on loans for adjustments made based on the fair value of the collateral.
Quantitative information for Level 3 fair value measurements – The range and weighted average of the significant unobservable inputs used to fair value Level 3 nonrecurring assets as of December 31, 2023 and as of December 31, 2022, along with the valuation techniques used, are shown in the following table:

($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
December 31, 2023
Individually evaluated loans	$27,127	Market comparable	Adjustment to appraisal value	7.57%

December 31, 2022
Individually evaluated loans	$450	Market comparable	Adjustment to appraisal value	0.20%

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The range and weighted average of the significant unobservable inputs used to fair value the investment in BFG Level 3 recurring asset as of December 31, 2023 and as of December 31, 2022 are shown in the following table:

($ in thousands)	December 31, 2023 Range (Weighted Average)	December 31, 2022 Range (Weighted Average)
Discounted Cash Flows
Revenue growth rate	11.0%	10.8%
Expense growth rate	13.4%	11.5%
Discount rate	20.0%	30.0%

Guideline Public Company
Multiples of enterprise value	3.5x to 5.5x	3.0x to 5.0x
As mentioned above, the valuation as of December 31, 2023 was also adjusted using a Guideline Transaction method based on the potential transaction announced on July 25, 2023 and the share price on December 31, 2023.
Note 12 – Income Taxes
The components of income tax expense consist of the following:

	For the Years Ended December 31,
($ in thousands)	2023	2022
Current tax expense
Federal	$3,446	$8,315
State	992	1,945
Deferred tax expense
Federal	1,614	553
State	301	103
Income tax expense	$6,353	$10,916

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The components of net deferred income tax assets and liabilities on the balance sheet at December 31, 2023 and 2022, are as follows:

	December 31,
($ in thousands)	2023	2022
Deferred tax assets
Operating lease liabilities	$1,568	$1,749
Allowance for loan losses	693	1,639
Accrued bonuses	—	61
Nonqualified stock options	151	124
Restricted stock	242	114
Other	226	290
Total deferred tax assets	2,880	3,977

Deferred tax liabilities
ROU asset	(1,069)	(1,256)
Intangibles	—	(3)
Net book value of fixed assets	(2,216)	(1,230)
Other	(343)	(321)
Total deferred tax liabilities	(3,628)	(2,810)
Deferred taxes, net	$(748)	$1,167
The income tax expense recorded differs from the expected income tax expense and the reconciliation of these differences is as follows at December 31, 2023 and 2022:

	For the Years Ended December 31,
($ in thousands)	2023	2022
Federal income tax expense at statutory rates	$5,001	$7,567
Effect of permanent differences	323	811
State income tax expense, net	991	1,560
Other	38	978
Income tax expense	$6,353	$10,916
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2023, and 2022, the Company recognized approximately $0.3 million and de minimis interest or penalties. The Company files a United States federal income tax return and state income tax returns in Utah, Florida, and New York. Open tax years that are potentially subject to examination related to the U.S. federal jurisdiction are 2020 and subsequent years.
The Company had no unrecognized tax benefits at December 31, 2023 and 2022.
Note 13 – Shareholders’ Equity
Stock Repurchases
On August 18, 2022, the Company announced that its Board of Directors (the “Board”) has authorized, effective August 16, 2022, a common stock repurchase program to purchase up to 644,241 shares of the Company’s common stock in the aggregate. The repurchase program expires on August 31, 2024, but may be limited or terminated at any time without prior

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notice. The repurchase program authorizes the repurchase by the Company of its common stock in open market transactions, including pursuant to a trading plan in accordance with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or privately negotiated transactions. The authorization permits management to repurchase shares of the Company’s common stock from time to time at management’s discretion. Repurchases may also be made pursuant to a trading plan under Rule 10b5-1 under the Exchange Act, which would permit shares to be repurchased when the Company might otherwise be precluded from doing so because of self-imposed trading blackout periods or other regulatory restrictions. The actual means and timing of any shares purchased under the program will depend on a variety of factors, including the market price of the Company’s common stock, general market and economic conditions, and applicable legal and regulatory requirements. The repurchase program does not obligate the Company to purchase any particular number of shares. The Company has repurchased 644,241 shares for approximately $5.9 million and retired them at cost thereby completing the Company's share repurchase program during the third quarter of 2023.
Note 14 – Retirement Plan
The Company has established an employee directed 401(k) plan (Plan). The Plan requires the Company to annually contribute a “Safe Harbor” profit sharing contribution for all eligible participants. In addition, the Plan allows the Company, at its discretion, to make a matching contribution or additional profit sharing contribution based on each eligible employee’s compensation for the Plan year. The participants must be at least 21 years of age and have at least one year of service in order to be eligible for matching and profit-sharing contributions. The Company made profit-sharing contributions to the Plan of $0.6 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.
Note 15 – Related Parties
In the ordinary course of business, the Company may grant loans to certain executive officers and directors and the companies with which they are associated. The Company had de minimis loans outstanding to related parties as of December 31, 2023 and December 31, 2022. Total deposits from certain executive officers and directors and the companies with which they are associated were $1.5 million and $1.2 million as of December 31, 2023 and December 31, 2022, respectively.
On October 21, 2022, Mr. Alan Weichselbaum, who was elected as a director of the Company on October 6, 2022, repaid in full the $0.1 million aggregate principal amount plus interest owed under a secured promissory note, dated as of June 1, 2022 (the “2022 Note”), between the Company and Mr. Weichselbaum in accordance with the terms of the 2022 Note. As such, the obligations of the parties under the 2022 Note and a related security agreement were discharged and the 2022 Note and the security agreement were terminated.
BFG is a small business loan broker, primarily under the SBA’s 7(a) loan program. As noted in Note 8 Investments above, the Company has a 10% ownership in the outstanding membership units of BFG, as of December 31, 2023. The Company underwrites loans sourced by BFG in its normal course of business. If approved and funded, the Company pays BFG a commission fee based on the amount funded. There is no guarantee or commitment made by the Company to BFG to approve or fund loans referred by BFG. The Company is able to use its sole discretion in deciding to approve and fund loans referred by BFG.

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Note 16 – Earnings per Share
The following table is a reconciliation of the components used to derive basic and diluted EPS for the years ended December 31, 2023 and 2022 ($ in thousands, except share and per share amounts):

	For the Years Ended December 31,
($ in thousands)	2023	2022
Numerator:
Net income	$17,460	$25,115
Amount allocated to participating common shareholders(1)	(288)	(193)
Net income allocate to common shareholders	$17,172	$24,922
Denominator:
Weighted average shares outstanding, basic	12,488,564	12,729,898
Weighted average effect of dilutive securities:
Stock options	343,642	508,056
Warrants	77,442	119,068
Weighted average shares outstanding, diluted	12,909,648	13,357,022
Earnings per share, basic	$ 1.38	$ 1.96
Earnings per share, diluted	$ 1.33	$ 1.87
(1)Represents earnings attributable to holders of unvested restricted stock issued to the Company’s directors and employees.
There were 220,100 and 373,569 anti-dilutive options for the years ended December 31, 2023 and 2022, respectively, that were excluded from the computation in the table above. There were 192,558 shares and 150,932 anti-dilutive warrants for the years ended December 31, 2023 and 2022, respectively, also excluded from the table above.

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Note 17 – Revenue Recognition
The following is a summary of the Company’s revenue disaggregated by contracts with customers and revenue outside the scope of ASC 606:

	For the Years Ended December 31,
($ in thousands)	2023	2022
Interest income
Interest income, not-in-scope
Interest and fees on loans	$58,445	$50,941
Interest on securities	338	208
Other interest income	5,751	1,180
Total interest income	$64,534	$52,329

Non-interest income
Non-interest income, in-scope
Service charges on deposit accounts	$26	$31
Strategic Program set up fees	223	195

Non-interest income, not in-scope
Strategic Program fees	15,362	21,438
Gain on sale of loans	1,684	13,550
SBA loan servicing fees	1,466	1,603
Change in fair value on investment in BFG	(600)	(478)
Other miscellaneous income	2,590	239
Strategic Program service charges	329	834
Total non-interest income	$21,080	$37,411

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Note 18 – Condensed Financial Statements of Parent
Financial information pertaining only to FinWise Bancorp, on a parent-only basis, is as follows as of and for the years ended December 31, 2023 and 2022:
Balance Sheets

	December 31,
($ in thousands)	2023	2022
ASSETS
Cash and cash equivalents	$28,510	$36,321
Investment in subsidiary bank	122,055	100,276
Investment in Business Funding Group (BFG), at fair value	4,200	4,800
Investment in FinWise Investments, LLC	290	271
Deferred taxes, net	188	127
Income taxes receivable	828	—
Other assets	41	37
Total assets	$156,112	$141,832
LIABILITIES AND SHAREHOLDERS’ EQUITY
Income taxes payable	—	1,077
Other liabilities	1,056	296
Shareholders’ equity	155,056	140,459
Total liabilities and shareholders’ equity	$156,112	$141,832
Statement of Income

	For the Years Ended December 31,
($ in thousands)	2023	2022
Non-interest income
Change in fair value on investment in BFG	$(600)	$(1,100)
Equity in undistributed earnings of subsidiary	21,992	29,090
Other miscellaneous income	685	622
Total non-interest income	22,077	28,612
Non-interest expense
Salaries and employee benefits	3,565	2,316
Professional services	1,765	1,990
Other operating expenses	860	470
Total non-interest expense	6,190	4,776
Income before income tax expense	15,887	23,836
Income tax benefit	(1,574)	(1,279)
Net income	$17,461	$25,115

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Statements of Cash Flows

	For the Years Ended December 31,
($ in thousands)	2023	2022
Cash flows from operating activities:
Net income	$17,461	$25,115
Adjustments to reconcile net income to net cash from operating activities
Change in fair value of BFG	600	1,100
Stock-based compensation expense	2,046	778
Deferred income tax expense	(61)	(45)
Net changes in:
Income tax payable (receivable)	(1,905)	844
Other assets	(4)	285
Other liabilities	760	(296)
Net cash provided by operating activities	18,897	27,781
Cash flows from investing activities:
Investment in subsidiary bank	(21,992)	(29,090)
Investment in FinWise Investments, LLC	(19)	(191)
Net cash used in investing activities	(22,011)	(29,281)
Cash flows from financing activities:
Proceeds from exercise of stock options	44	260
Common stock repurchased	(4,741)	(1,136)
Net cash used in financing activities	(4,697)	(876)
Net change in cash and cash equivalents	(7,811)	(2,376)
Cash and cash equivalents, beginning of year	36,321	38,697
Cash and cash equivalents, end of year	$28,510	$36,321

Note 19 – Subsequent Events
Subsequent events are events or transactions that occur after the date of the most recent balance sheet but before the financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing of the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the date of the balance sheet and before the financial statements are available to be issued.
The Company has evaluated subsequent events through March 25, 2024, which is the date the consolidated financial statements are available to be issued.

On February 5, 2024, the Transaction was consummated and the Company issued in the aggregate 339,176 shares of Common Stock of the Company, par value $0.001 per share, in a private placement to the Sellers in exchange for their 10% aggregate non-voting ownership interest in BFG.
On March 7, 2024, the Company announced that its Board of Directors (the “Board”) has authorized, effective March 6, 2024, a common stock repurchase program to purchase up to 641,832 shares of the Company’s common stock in the aggregate. The repurchase program expires on March 31, 2026, but may be limited or terminated at any time without prior notice. The repurchase program authorizes the repurchase by the Company of its common stock in open market transactions, including pursuant to a trading plan in accordance with Rule 10b-18 promulgated under the Securities

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Exchange Act of 1934, as amended (the “Exchange Act”), or privately negotiated transactions. The authorization permits management to repurchase shares of the Company’s common stock from time to time at management’s discretion. Repurchases may also be made pursuant to a trading plan under Rule 10b5-1 under the Exchange Act, which would permit shares to be repurchased when the Company might otherwise be precluded from doing so because of self-imposed trading blackout periods or other regulatory restrictions. The actual means and timing of any shares purchased under the program will depend on a variety of factors, including the market price of the Company’s common stock, general market and economic conditions, and applicable legal and regulatory requirements. The repurchase program does not obligate the Company to purchase any particular number of shares.

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Item 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
None.
Item 9A.    Controls and Procedures
1)Evaluation of Disclosure Controls and Procedures
We conducted an evaluation under the supervision and with the participation of our management including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”) of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended, as of December 31, 2023, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure. Based on that evaluation, our CEO and CFO concluded that as of December 31, 2023, our disclosure controls and procedures were effective.
Report of Management’s Assessment of Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management conducted an assessment of the effectiveness of our internal control over financial reporting. This assessment was based upon the criteria for effective internal control over financial reporting established in the 2013 Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Company’s internal control over financial reporting involves a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes the controls themselves, as well as monitoring of the controls and internal auditing practices and actions to correct deficiencies identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. Based on this assessment, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.
2)Changes in Internal Control Over Financial Reporting
There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the quarter ended December 31, 2023 that have materially affected, or were reasonably likely to materially affect, the Company’s internal controls over financial reporting.
Item 9B.    Other Information
None of our directors or officers have adopted, modified, or terminated a Rule 10b5-1(c) trading arrangement during the year ended December 31, 2023. Our directors and officers participate in certain of our benefits plans and may from time to time make elections to surrender shares or have shares withheld to cover withholding taxes or pay the exercise price of options granted thereunder. These elections may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements as defined in Item 408(c) of Regulation S-K.

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Item 9C.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III
Item 10.    Directors, Executive Officers and Corporate Governance
The information required by Items 401, 405, 406 and 407 (c)(3); (d)(4) and (d)(5) of Regulation S-K is incorporated into this Form 10-K by reference to the Company’s definitive proxy statement for its 2024 Annual Meeting of Shareholders (the “Definitive Proxy Statement”) to be filed within 120 days following December 31, 2023.
Item 11.    Executive Compensation
The information required by Item 402 of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement to be filed within 120 days following December 31, 2023.
Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters
The information required by Item 201(d) and Item 403 of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement, to be filed within 120 days following December 31, 2023.
See Part II, Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for “Securities Authorized for Issuance Under Equity Compensation Plans”.
Item 13.    Certain Relationships and Related Transactions, and Director Independence
The information required by Items 404 and 407(a) of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement to be filed within 120 days following December 31, 2023.
Item 14.    Principal Accountant Fees and Services
The information required by Item 9(e) of Schedule 14A is incorporated into this Form 10-K by reference to the Definitive Proxy Statement to be filed within 120 days following December 31, 2023.

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PART IV
Item 15.    Exhibits and Financial Statement Schedules
(1)Financial Statements
The following consolidated financial statements of FinWise Bancorp are filed as part of this Report under Item 8. Financial Statements and Supplementary Data:
(2)Exhibits.

Number	Description

3.1
Fourth Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 30, 2021 (File No. 333-257929)).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2023).
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023).
4.2
Form of Warrant to BFG Members to Purchase Common Stock of FinWise Bancorp (incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

4.3
Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023).

10.1+	FinWise Bancorp 2019 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2022).
10.2+
Form of Stock Option Agreement under the FinWise Bancorp 2019 Stock Option Plan (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

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10.3+
FinWise Bancorp 2016 Stock Option Plan (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 30, 2021 (File No. 333-257929)).

10.4+
Form of Stock Option Agreement under the FinWise Bancorp 2016 Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.5+
Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.6+
Non-qualified Stock Option Agreement with Javvis Jacobson (incorporated by reference to Exhibit 4.6 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.7+
Non-qualified Stock Option Agreement with Jim Noone (incorporated by reference to Exhibit 4.7 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.8+
Non-qualified Stock Option Agreement with Kent Landvatter (incorporated by reference to Exhibit 4.8 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.9+
Non-qualified Stock Option Agreement with Howard Reynolds for 2020 service (incorporated by reference to Exhibit 4.11 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.10+
Non-qualified Stock Option Agreement with Howard Reynolds for 2021 service (incorporated by reference to Exhibit 4.12 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.11+
Non-qualified Stock Option Agreement with Jerry Cunningham for 2020 service (incorporated by reference to Exhibit 4.13 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.12+
Non-qualified Stock Option Agreement with Jerry Cunningham for 2021 service (incorporated by reference to Exhibit 4.14 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.13+
Non-qualified Stock Option Agreement with Tom Gibson for 2020 service (incorporated by reference to Exhibit 4.15 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.14+
Non-qualified Stock Option Agreement with Tom Gibson for 2021 service (incorporated by reference to Exhibit 4.16 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

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10.15+
Non-qualified Stock Option Agreement with Jim Giordano for 2020 service (incorporated by reference to Exhibit 4.17 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.16+
Non-qualified Stock Option Agreement with Jim Giordano for 2021 service (incorporated by reference to Exhibit 4.18 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.17+
Non-qualified Stock Option Agreement with Jeana Hutchings for 2020 service (incorporated by reference to Exhibit 4.19 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.18+
Non-qualified Stock Option Agreement with Jeana Hutchings for 2021 service (incorporated by reference to Exhibit 4.20 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.19+
Non-qualified Stock Option Agreement with Lisa Chapman for 2020 service (incorporated by reference to Exhibit 4.21 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.20+
Non-qualified Stock Option Agreement with Lisa Chapman for 2021 service (incorporated by reference to Exhibit 4.22 of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262531)).

10.21+
Form of Employee Restricted Stock Agreement under the FinWise Bancorp 2019 Stock Option Plan (incorporated by reference to Exhibit 10.23 of the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023).

10.22+
Form of Employee Incentive Stock Option Agreement under the FinWise Bancorp 2019 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023).

10.23+
Form of Employee Incentive Stock Option Agreement under the FinWise Bancorp 2016 Stock Option Plan and the FinWise Bancorp 2019 Stock Option Plan (incorporated by reference to Exhibit 10.25 of the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023).

10.24+
Form of Director Restricted Stock Agreement under the FinWise Bancorp 2019 Stock Option Plan (incorporated by reference to Exhibit 10.26 of the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023).

10.25
Standstill Agreement dated January 19, 2016, by and between FinWise Bancorp and Business Funding Group (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

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10.26
Right of First Refusal and Option Agreement dated March 31, 2020, by and among FinWise Bancorp and the members of Business Funding Group (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.27
Membership Interest Purchase Agreement, dated as of December 31, 2019, among FinWise Bancorp, Business Funding Group, LLC and certain of its members named therein (incorporated by reference to Exhibit 10.9 of the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.28
Membership Interest Purchase Agreement dated as of July 25, 2023, among Business Funding Group, LLC, certain of its members named therein and FinWise Bancorp (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2023).

10.29
Sublease dated December 7, 2018, between Motorola Solutions, Inc. and FinWise Bancorp (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.30
Lease dated January 27, 1999, between FPA Sandy Mall Associates, LLC and FinWise Bancorp (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.31
First Amendment to Lease dated June 3, 2009, between FPA Sandy Mall Associates, LLC and FinWise Bancorp (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.32
Second Amendment to Lease dated April 25, 2014, between FPA Sandy Mall Associates, LLC and FinWise Bancorp (incorporated by reference to Exhibit 10.13 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.33
Lease dated December 2017, between North Village Centre, Inc. and FinWise Bancorp (incorporated by reference to Exhibit 10.14 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 15, 2021 (File No. 333-257929)).

10.34
Lease dated July 30, 2021, between Mountain View Business Center, LLC and FinWise Bancorp (incorporated by reference to Exhibit 10.15 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 4, 2021 (File No. 333-257929)).

21.1	Subsidiaries of FinWise Bancorp (incorporated by reference to Exhibit 21.1 of the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023).
23.1*	Consent of Moss Adams LLP.
31.1*	Rule 13a-14(a) Certification of the Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification of the Principal Financial Officer.

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32.1*	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer.
97.1*	FinWise Bancorp Compensation Recoupment Policy.
101*	Inline XBRL Interactive Data
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document in Exhibit 101)
•Management contract or compensation plan, contract or arrangement.
•Filed herewith

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SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINWISE BANCORP

Date:	March 25, 2024	By:	/s/ Kent Landvatter
Kent Landvatter
President and Chief Executive Officer

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Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Kent Landvatter	President, Chief Executive Officer and Director (Principal Executive Officer) Chairman of the Board	March 25, 2024
Kent Landvatter

By:	/s/ Javvis Jacobson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2024
Javvis Jacobson

By:	/s/ Howard I. Reynolds	Vice Chairman of the Board	March 25, 2024
Howard I. Reynolds

By:	/s/ Alan Weichselbaum	Director	March 25, 2024
Alan Weichselbaum

By:	/s/ James N. Giordano	Director	March 25, 2024
James N. Giordano

By:	/s/ Thomas E. Gibson, Jr.	Director	March 25, 2024
Thomas E. Gibson, Jr.

By:	/s/ Lisa Ann Nievaard	Director	March 25, 2024
Lisa Ann Nievaard

By:	/s/ Jeana Hutchings	Director	March 25, 2024
Jeana Hutchings

By:	/s/ Gerald E. Cunningham	Director	March 25, 2024
Gerald E. Cunningham

Index

CORPORATE INFORMATION

MANAGEMENT	EXECUTIVE OFFICE

Kent Landvatter	756 E. Winchester St., Suite 100
Chairman, Chief Executive Officer of the Company and the Bank	Tel: 801.545.6000
James Noone
President of the Company and the Bank	INVESTOR INFORMATION
Robert Wahlman
Executive Vice President and Chief Financial Officer of the Company and the Bank	Tel: 877.794.2410
Michael O’Brien	Email: investors@finwisebank.com
Executive Vice President, Chief Compliance and Risk Officer, Corporate Counsel and Corporate Secretary of the Company and the Bank	Website: www.finwisebancorp.com
Richard Thiessens
Executive Vice President and Chief Technology Officer of the Bank	TRANSFER AGENT & REGISTRAR
Robert Keil	Broadridge Corporate Issuer Solutions, Inc.
Executive Vice President and Chief FinTech Officer of the Bank	Attn: IWS 51 Mercedes Way
Edgewood, NY 11717
BOARD OF DIRECTORS	Tel: 844.998.0339
Kent Landvatter	Email: shareholder@broadridge.com
Chairman of the Board
Howard Reynolds[1,2,3]	AUDITORS
Vice-Chairman of the Board	Moss Adams LLP
Alan Weichselbaum
Director	STOCK EXCHANGE LISTING
Gerald Cunningham[1]	NASDAQ: FINW
Director
James Giordano[2,3]	ANNUAL MEETING
Director	The annual meeting will be held at 10:00 a.m.,
Jeana Hutchings[1,2]	local time, Thursday, June 27, 2024, at Jordan
Director	Commons Megaplex Theatres, Capra Room,
Lisa Ann Nievaard[2,3]	9335 South State Street, Sandy, UT 84070
Director
Thomas Gibson, Jr.[3]
Director

1 Audit Committee
2 Compensation Committee
3 Nominating and Corporate Governance Committee

Index

FinWise BANCORP

756 E. Winchester St. Suite 100
Murray, Utah 84107
877-794-2410
finwisebancorp.com